                                                                         ANNEX A


           PRELIMINARY AND SUBJECT TO COMPLETION, DATED JUNE 6, 2000


INFORMATION STATEMENT

                         (ANC RENTAL CORPORATION LOGO)

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)


     ANC Rental Corporation is currently a wholly-owned subsidiary of AutoNation, Inc. AutoNation plans to spin-off ANC Rental by distributing 100% of ANC Rental's common stock to the stockholders of AutoNation as a tax-free dividend. As a holder of AutoNation common stock, you will receive one share of ANC Rental common stock for every eight shares of AutoNation that you hold at the close of business on June 16, 2000, the record date for the spin-off. We are sending you this Information Statement to describe the spin-off of our company. We expect the spin-off to occur on or about June 30, 2000. Immediately after the spin-off is completed, AutoNation will not own any shares of our common stock, and we will be an independent public company.


     A STOCKHOLDER VOTE IS NOT REQUIRED FOR THE SPIN-OFF TO OCCUR. AUTONATION IS NOT ASKING YOU FOR A PROXY, AND REQUESTS THAT YOU DO NOT SEND A PROXY. Furthermore, to receive the shares of our common stock to which you are entitled, you do not need to pay any cash or other consideration to AutoNation or to us and you do not need to surrender any shares of AutoNation common stock which you own.

     Currently, there is no trading market for our common stock. However, we expect that a limited market, commonly known as a "when issued" trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect "regular way" trading of our common stock will begin the first trading day after the spin-off. We have applied to list our common stock on the Nasdaq National Market under the ticker symbol "ANCX."

     AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Information Statement is           , 2000;
 AutoNation first mailed this document to its stockholders on           , 2000.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Summary Historical and Pro Forma Financial Data.............    6
Risk Factors................................................    7
The Spin-off................................................   15
Capitalization..............................................   25
Selected Financial Data.....................................   26
Unaudited Consolidated Pro Forma Financial Statements.......   27
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   33
Business....................................................   47
Management..................................................   62
Security Ownership of Certain Beneficial Owners and
  Management................................................   69
Certain Relationships and Related Transactions..............   70
Description of Capital Stock................................   71
Validity of Securities......................................   71
Where You Can Find More Information.........................   71
Index to Consolidated Financial Statements..................  F-1

                                    SUMMARY

     This summary highlights selected information from this document, but does not contain all the details concerning the spin-off or ANC Rental, including information that may be important to you. To better understand the spin-off and ANC Rental, you should carefully review this entire document.

     Unless the context otherwise requires, in this document:

     - The terms "ANC Rental," "we," "us" and "our" refer to the automotive rental business of AutoNation for periods before the spin-off. This includes business activities conducted under the brand names of Alamo, National and CarTemps USA. For periods after the spin-off, these terms refer to ANC Rental Corporation and its subsidiaries.

     - The term "AutoNation" refers to AutoNation, Inc. and its subsidiaries. Before the spin-off, this term includes both AutoNation's automotive rental business and its automotive retail business. For periods after the spin-off, this term refers only to AutoNation's automotive retail business.

ANC RENTAL CORPORATION

     ANC Rental is currently a wholly owned subsidiary of AutoNation. We own and operate AutoNation's car rental businesses under the brand names Alamo, National and CarTemps USA. Our rental operations maintain a strong presence in all three markets of the automotive rental industry: leisure travel, business travel and vehicle replacement. In 1999, we operated an average worldwide fleet of approximately 339,000 cars, one of the largest fleets in the car rental industry. Alamo and National serve the daily rental needs of both leisure and business travelers from a network of approximately 3,000 on-airport and near-airport locations in all 50 states of the United States, as well as in Canada, Europe, the Caribbean, Latin America, Asia, the Pacific Rim, Africa and the Middle East. CarTemps USA is our domestic replacement rental business which operates in over 400 locations throughout the United States.

     For the three months ended March 31, 2000, on a consolidated basis, our operations generated revenue of $810.6 million, and an operating loss of $36.5 million. In the year ended December 31, 1999, on a consolidated basis, our operations generated revenue of approximately $3.5 billion, and an operating loss of $76.3 million, which was primarily attributable to an operating loss of $123.3 million in the fourth quarter of 1999.


     In August 1999, AutoNation announced its intention to separate its automotive rental business from its automotive retail business. This separation will be accomplished through a spin-off in which AutoNation will distribute its entire interest in ANC Rental to AutoNation's stockholders on or about June 30, 2000. Before the spin-off, ANC Rental and AutoNation will enter into agreements providing for the separation of the businesses and governing various ongoing relationships between the companies.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q: WHY IS AUTONATION SEPARATING ITS BUSINESSES?

A: AutoNation's board of directors has determined that the separation of its automotive rental business from its automotive retail business is in the best interests of its stockholders. AutoNation's board of directors believes that the automotive rental and automotive retail businesses have distinct financial and operating characteristics and that separating the businesses will:

     - enable each company's management team to focus more exclusively on improving each company's operations, thereby maximizing stockholder value over the long term for each of AutoNation and ANC Rental;

     - separate management and ownership structures for the companies and provide each company's management with direct incentives and accountability to their respective public investors; and

     - allow AutoNation to raise capital through an increase in its borrowing capacity to pursue its strategic business plan.

Q: WHY IS THE SEPARATION OF THE TWO COMPANIES STRUCTURED AS A SPIN-OFF?


A: AutoNation's board of directors believes that a tax-free distribution of shares in the rental company offers AutoNation and its stockholders the greatest long-term value and is the most tax efficient way to separate the companies. AutoNation has received a letter ruling from the Internal Revenue Service to the effect that, based on the facts and representations made in connection with obtaining the letter ruling, the spin-off will qualify as tax-free to AutoNation and its stockholders for federal income tax purposes. You should review the discussion of the risks relating to the tax-free qualification of the spin-off which begins on page 12 of this document and the discussion of the U.S. Federal Income Tax Aspects of the Spin-off which begins on page 22 of this document.


Q: WHAT WILL THE SPIN-OFF ACCOMPLISH?

A: The spin-off will separate AutoNation's automotive rental business from its other businesses and thereby transform AutoNation into two independent companies, each focused on its own core business:

     - AutoNation -- the largest automotive retailer in the United States with over 400 new vehicle franchises; and

     - ANC Rental -- a leading automotive rental business operating under the Alamo, National and CarTemps USA brand names.

Q: WHAT DO STOCKHOLDERS NEED TO DO TO PARTICIPATE IN THE SPIN-OFF?


A: Nothing. To effect the spin-off, AutoNation will declare and distribute to each of its stockholders a dividend of one share of ANC Rental common stock for every eight shares of AutoNation common stock held as of the close of business on June 16, 2000. Because the spin-off of ANC Rental's common stock is being made to all AutoNation stockholders, no proxy or vote is necessary. AutoNation expects the spin-off to occur on or about June 30, 2000. The spin-off will not change the number of shares of AutoNation common stock that AutoNation stockholders own. Immediately after the spin-off, AutoNation's stockholders will continue to own their respective proportionate interest in AutoNation's automotive retail and automotive rental businesses, but the stockholders will own their interest in these businesses through their ownership of stock in each of two independent public companies, AutoNation and ANC Rental.


Q: ARE THERE RISKS TO OWNING ANC RENTAL COMMON STOCK?

A: Yes. ANC Rental's business is subject both to general and specific business risks relating to its operations. In addition, ANC Rental's separation from AutoNation presents risks relating to it being an independent public company for the first time as well as risks relating to the nature of the spin-off transaction itself.

   These risks are described in the "Risk Factors" section beginning on page 7. We encourage you to read that section carefully.

Q: WILL AUTONATION RETAIN ANY OWNERSHIP INTEREST IN ANC RENTAL AFTER THE
SPIN-OFF?

A: No. AutoNation will not own any shares of ANC Rental common stock after the spin-off and ANC Rental will not own any shares of AutoNation common stock after the spin-off.

Q: WHERE CAN AUTONATION STOCKHOLDERS GET MORE INFORMATION?

A: You may direct questions to 110 S.E. Sixth Street, Fort Lauderdale, Florida
   33301, Attention: Investor Relations, telephone number: (954) 769-7339, or you may contact the distribution agent for the spin-off, First Chicago Trust Company, a Division of EquiServe, at 525 Washington Blvd., Suite 4694, Jersey City, New Jersey 07310, telephone number: 1-800-519-3111.

TERMS OF THE SPIN-OFF

     The spin-off will separate AutoNation's automotive rental business from its automotive retail business, resulting in two independent public companies -- ANC Rental and AutoNation. The following is a brief summary of the terms of the spin-off.

Distributing Company.......  AutoNation, Inc. After the spin-off, AutoNation will not own any shares of our common stock.

Spun-off Company...........  ANC Rental Corporation. After the spin-off, we will be an independent public company.


Securities to Be
Distributed................  Approximately 45.1 million shares of our common stock (based on 361,141,829 shares of AutoNation common stock outstanding as of May 31, 2000).



Distribution Ratio.........  One share of our common stock for every eight shares of AutoNation common stock held as of the close of business on the record date.



Record Date................  Close of business on June 16, 2000.



Spin-off Date..............  On or about June 30, 2000.


Tax Treatment..............  We expect that the spin-off will be tax-free to
                             AutoNation and its stockholders, except that the cash received by AutoNation stockholders in lieu of fractional shares may be taxable.

Distribution Agent.........  First Chicago Trust Company, a Division of
                             EquiServe.

Distribution and Other
  Agreements...............  Before the spin-off, we will enter into a separation and distribution agreement with
                             AutoNation which will set forth the terms and conditions of the spin-off. We will also enter into a transitional services agreement and a tax sharing agreement with AutoNation to facilitate the separation of the automotive rental business from the automotive retail business and the operation of our company and AutoNation as independent public companies. We will also enter into agreements with AutoNation that provide for on-going arm's-length business relationships. In addition, we will receive credit support from AutoNation for a transitional period following the separation of the companies.

Listing and Trading of ANC
  Rental common stock......  We have applied to list our common stock on the
                             Nasdaq National Market under the symbol "ANCX." We expect that "when issued" trading for our common stock (identified by the letter "v" next to the listing) will develop on or about the record date for the spin-off and continue through the spin-off date. "When issued" trades will be completed only if our stock is issued. We expect that "regular way" trading in our common stock will begin on the first trading day after the spin-off.

Trading of AutoNation
common stock...............  AutoNation common stock will continue to trade on a regular basis reflecting the combined value of AutoNation and ANC Rental until the date of the spin-off. AutoNation common stock will trade carrying due-bills representing ANC Rental common stock beginning two days before the record date for the spin-off and continuing through the date of the distribution. Due-bills will be redeemed for ANC Rental common stock following the completion of the spin-off.

Dividend Policy............  Following the spin-off date, we intend to retain all earnings for the foreseeable future for use in the operation of our business. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

Conditions to the
Spin-off...................  The spin-off will occur only if, among other things:

                             (1) our and AutoNation's lenders and other third
                                 parties provide necessary financing and
                                 approvals to allow both companies to operate as independent public companies; and

                             (2) no change of facts has occurred which would
                                 negate the effectiveness of the IRS letter ruling as to the tax-free nature of the spin-off.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     We provide below summary historical and pro forma financial data of our company for the periods indicated. The pro forma income statement and balance sheet data give effect to the transactions and events described in "Unaudited Consolidated Pro Forma Financial Statements." You should read the summary consolidated historical and pro forma financial data in conjunction with our Consolidated Financial Statements and notes thereto included elsewhere in this Information Statement, "Unaudited Consolidated Pro Forma Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Notes 3, 7, 10 and 18 of Notes to Consolidated Financial Statements for a discussion of business combinations, shareholder's equity, restructuring and other charges and subsequent events and their effect on comparability of year-to-year data. The summary historical and pro forma financial data is not necessarily indicative of the results of operations or financial position which would have resulted had the spin-off occurred during the periods presented.


                                               THREE MONTHS ENDED
                                                    MARCH 31,                          YEARS ENDED DECEMBER 31,
                                           ---------------------------   -----------------------------------------------------
                                           PRO FORMA                     PRO FORMA
                                             2000       2000     1999      1999        1999       1998       1997       1996
                                           ---------   ------   ------   ---------   --------   --------   --------   --------
                                                   (UNAUDITED)
INCOME STATEMENT DATA:
Revenue..................................  $  810.6    $810.6   $791.0   $3,542.3    $3,542.3   $3,453.6   $3,055.1   $2,699.4
Income (loss) before extraordinary
  charges................................     (31.4)    (24.5)    (7.7)     (93.9)      (69.4)     108.8       53.7      (49.9)
Net income (loss)........................     (31.4)    (24.5)    (7.7)     (95.5)      (71.0)     108.8       51.2      (80.4)
Pro forma basic and diluted loss
  per share(a):)
  Loss before extraordinary charges......      (.70)                        (2.08)
  Net Loss...............................      (.70)                        (2.12)
Pro forma weighted average shares
  outstanding............................      45.1                          45.1



                                                             MARCH 31,                         DECEMBER 31,
                                                        --------------------   --------------------------------------------
                                                        PRO FORMA
                                                          2000        2000       1999       1998       1997        1996
                                                        ---------   --------   --------   --------   --------   -----------
                                                            (UNAUDITED)                                         (UNAUDITED)
BALANCE SHEET DATA:
Total assets..........................................  $6,766.3    $6,585.1   $6,349.5   $6,252.6   $5,870.3    $4,669.4
Revenue earning vehicle debt..........................   4,508.2     4,682.5    4,531.6    4,377.9    4,172.1     3,380.4
Other debt............................................     303.3       107.3      107.4      132.0       90.8        71.4
Shareholders' equity..................................     851.0       857.1      726.6      738.7      526.2       330.9


---------------


(a) We have not presented historical earnings per share because it would not be meaningful to you. Before the spin-off, we had only 100 shares of common stock outstanding, all of which AutoNation owned. Unaudited pro forma basic and diluted earnings per share of common stock is calculated based on net loss and loss before extraordinary charges as applicable divided by the anticipated number of shares of our common stock to be outstanding after the spin-off.

                                  RISK FACTORS

     In addition to the other information included in this Information Statement, you should be aware of the following risk factors in connection with our business, the spin-off and ownership of our shares.

     We also caution you that this Information Statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the headings "Summary," "Risk Factors," "The Spin-Off," "Unaudited Consolidated Pro Forma Financial Statements," "Management's Discussion and Analysis and Results of Operations," "Business," and "Management." Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our assumptions may not prove to be correct. Because our assumptions and expectations are subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward-looking statements include the following risk factors:

RISKS RELATING TO OUR BUSINESS

  We will have substantial debt and an increased cost of capital.

     Our vehicle fleet is primarily acquired through the issuance of vehicle secured debt, and we rely heavily on our ability to obtain debt financing to operate our business. Before the spin-off, AutoNation has provided guarantees in support of our debt financing, as well as capital funding to enable us to operate without our own credit facility. After the spin-off, some of this credit support will remain in place for a limited time. Accordingly, after the spin-off, we will need to complete the transition to financing our business without credit support from AutoNation. The all-in-cost of our debt financing will be higher as certain credit enhancement or credit support providers will seek to negotiate higher fees as a result of the spin-off. We reflect this change in the all-in-cost of our financing in our "Unaudited Consolidated Pro Forma Financial Statements" which are included in this Information Statement.


     Before the completion of the spin-off, we will have closed and funded on new additional indebtedness, consisting of a three year secured revolving credit facility of up to $175.0 million, a supplemental secured revolving credit facility with availability of the lesser of (1) $40.0 million and (2) an amount equal to $175.0 million less the borrowing base of the $175.0 million secured revolving credit facility (which, together, we will refer to in this document as the "new credit facility"), and additional interim financing of $225.0 million. We expect our borrowing base under the $175.0 million secured revolving credit facility initially will approximate $135.0 million. The new credit facilities will be at floating rates of interest based on initial spreads of 2.75% over LIBOR on the $175.0 million facility and 4.50% over LIBOR on the supplemental facility; the interim financing will be at a fixed rate of interest of 13.5%. We believe that these rates are consistent with that of other industry participants of similar credit quality, although these are significantly higher rates than currently incurred by AutoNation.


     If we do not repay or refinance the interim financing within one year, it will convert into a six year term loan maturing in 2007. The term loan would be non-callable and would bear interest at an increasing rate starting at 14.0% and increasing by 50 basis points each 90 day period thereafter up to a maximum of 18.0%. In addition, if the interim financing is converted to this term loan, we will be obligated to issue to the lenders 10 year warrants to purchase up to 7.5% of our outstanding common stock, on a fully diluted basis, with a nominal exercise price. We also may be required to issue such warrants in connection with certain refinancings of the interim financing. We cannot assure you that we will be able, in a timely manner, to refinance or restructure our existing debt or interim financing or obtain additional debt financing on favorable terms or, in the alternative, that we will be able to access the capital markets by issuing debt or equity securities for cash. Refer to our discussion under the heading "Financial Condition" in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" below for further details regarding these financing commitments, and to our "Unaudited Consolidated Pro Forma Financial Statements" which are included in this Information Statement.

     As of March 31, 2000, after giving effect to the interim financing which we will have outstanding, the spin-off and related transactions, we would have had approximately $4,811.5 million of indebtedness outstanding, consisting of $4,508.2 million of vehicle debt and $303.3 million of non-vehicle debt. As of March 31, 2000 our debt to equity ratio (both historical and pro forma) was approximately 5.6:1. As of December 31, 1999, our debt to equity ratio was approximately 6.4:1.

     As a subsidiary of AutoNation, we also have benefited from investment grade terms and conditions which have applied to our debt. As an independent company, our borrowings, including our new credit facilities and interim financing, will contain non-investment grade financial terms, covenants and operating restrictions which will increase our cost of financing our business, restrict our financial flexibility and could adversely impact our ability to conduct our business. In addition, a failure to comply with a covenant or restriction in our debt facilities could trigger an event of default, which may result in acceleration of our debt, higher rates of interest and the inability to obtain additional capital.

  We have experienced operating losses which may continue in future periods.

     We experienced an operating loss during our most recent fiscal year. Our operating loss for fiscal 1999 was $76.3 million, and our net loss after interest and taxes for 1999 was $71.0 million, which includes an extraordinary charge relating to early debt retirement. Our loss for 1999 is primarily attributable to several events, including but not limited to, (1) provisions for plans to restructure our operations through the consolidation of our North American headquarters, the reduction of approximately 250 non-field personnel, the reduction of the size of our fleet to better match local market demand and the consolidation of some of our unprofitable locations, (2) allowances for doubtful accounts on certain past due receivables, (3) renegotiation of some of our international vehicle supply agreements and (4) other operational matters such as higher administration costs and information system costs in part associated with the implementation and remediation of National's new computer operating system, higher selling and marketing expenses and higher commissions. These events contributed to a fourth quarter operating loss of $123.3 million in 1999. We incurred an operating loss in the first quarter of 2000 of $36.5 million, which significantly exceeded our operating loss of $9.0 million in the first quarter of 1999. We cannot assure you that similar events will not occur or that we will be able to generate operating income in the future. Continued net losses would adversely affect our financial condition, our ability to obtain financing and the market price of shares of our common stock.

  Our new credit facilities and other debt instruments will restrict our operating flexibility.

     The governing documents for our new credit facilities and interim financing and our other debt instruments will contain a number of significant provisions that, among other things, restrict our ability to:

     - sell assets;

     - incur more indebtedness;

     - grant or incur liens on our assets;

     - repay certain indebtedness;

     - pay dividends;

     - make certain investments or acquisitions;

     - repurchase or redeem capital stock;

     - engage in mergers or consolidations; and

     - engage in certain transactions with our affiliates.

     These restrictions could hurt our ability to finance our future operations or capital needs or make acquisitions that may be in our interest. In addition, our new credit facilities require that we satisfy several financial covenants. Our ability to comply with these financial requirements and other restrictions may be affected by events beyond our control, and our inability to comply with them could result in a default under the new credit facilities, the interim financing or other debt instruments. If a default occurs under our new credit facilities, the lenders under these facilities could elect to declare all our outstanding borrowings, as well as accrued interest and fees, to be due and payable and require us to apply all of our available cash to repay those borrowings. The lenders under our new credit facilities could also proceed against their collateral, which includes a first priority lien on substantially all of our domestic non-revenue-earning assets and a pledge of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of most of our foreign subsidiaries.

  Competition in the automotive rental industry may impact our prices or market share.

     We operate in a highly competitive industry. We believe that price is one of the primary competitive factors in the automotive rental industry, particularly in the leisure market. From time to time, we or our competitors, some of which have access to substantial capital, may attempt to compete aggressively by lowering rental prices. To the extent that we lower prices to attempt to enhance or retain market share, we may adversely impact our operating margins. Conversely, if we opt not to match competitors' price reductions we may lose market share, resulting in decreased volume and revenue.

  Our newly implemented strategy for National may not improve its business.

     Our newly implemented marketing strategy at National positions it as a premium automotive rental brand with high levels of service emphasizing ease, speed and choice. This strategy refocuses National on increasing revenue from its corporate accounts and Emerald Club customers who are primarily frequent business travelers. We believe that this shift in National's strategy has caused and will continue to cause a decline in our lower margin business volume. However, we believe that this strategy will allow National to gain additional market share from frequent business travelers and corporate accounts, which we believe will be higher margin business. If National's change in strategy is not successful, we may lose significant customer volume without a sufficient offset from the increase in prices and margins for the targeted customers.

  We have experienced difficulty with our computer operating system.

     In November 1998, National converted to a new computer system called Odyssey. Odyssey includes new hardware and proprietary software to operate our reservation call centers, rental location terminals and fleet management and administration systems. Technical issues associated with Odyssey adversely and materially impacted our ability to handle and process customer calls and reservations at National during the first half of 1999, which resulted in a significant decrease in our rental volume, a significant loss of customers and decreased operating performance. We believe that the technical issues related to Odyssey were resolved by the end of the second quarter of 1999. However, if the technical issues associated with Odyssey recur, we may not adequately be able to handle and process customer calls and reservations and we could lose customers.

  Our business is seasonal.

     Our business, and particularly the leisure travel market, is highly seasonal. Our third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, we increase our rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could result in a significant decrease in customer volume. The first and fourth quarters for our operations are generally the weakest because there is limited leisure travel and a greater potential for weather conditions, either adverse or unseasonable, to impact our business. Moreover, many of our operating expenses, including rent, general insurance and administrative personnel, remain fixed throughout the year and cannot be reduced during periods of decreased rental demand. As a result, we cannot assure you that we will have the ability to conduct our operations efficiently or profitably at all times during a year.

  A decrease in air travel could impact our business.

     In 1999, we generated approximately 90% of our revenue from domestic operations at airport rental locations. We also expect to generate a significant portion of our revenue from domestic operations in 2000 at airport rental locations. A sustained material decrease in airline passenger traffic could significantly reduce customer volume. Events that could reduce airline passenger traffic include a general economic downturn, labor unrest, airline bankruptcies and consolidations, substantially higher air fares, adverse weather conditions, the outbreak of war, high-profile crimes against tourists and incidents of terrorism.

  Increases in fuel costs or reduced fuel supplies could harm our business.

     We could be adversely affected by significant increases in fuel prices, limitations on fuel supplies and the imposition of mandatory allocations or rationing of fuel. In particular, increased fuel costs could result in increased airline ticket prices to consumers, which could have an adverse effect on business and leisure travel and tourism, resulting in a significant decrease in customer volume for our businesses.

  Changes in manufacturers' repurchase programs may affect our business.

     As of March 31, 2000, we operated a combined fleet of approximately 326,000 owned and leased vehicles, of which approximately 83% were covered by a vehicle manufacturer repurchase program or leased and not subject to residual value risk. Under these manufacturers' repurchase programs, we agree to purchase a minimum number of vehicles directly from franchised dealers of the manufacturer at a specified price. The manufacturer, in turn, agrees to buy those vehicles back from us at a future date at a price that is based upon the capitalized cost of the vehicles less an agreed upon depreciation factor and, in certain cases, an adjustment for damage and/or excess mileage. Repurchase programs limit our risk of a decline in the residual value of our fleet and enable us to fix our depreciation expense in advance. Vehicle depreciation is the largest component of our cost of operations. We could have difficulty managing costs relating to the acquisition and disposition of our vehicles if manufacturers reduce the availability of repurchase programs or related incentives, or reduce the number of vehicles available to vehicle rental companies through repurchase programs.

     We currently obtain a substantial portion of our financing in reliance on repurchase programs. A significant adverse change in the financial condition of the vehicle manufacturers, particularly General Motors, would make obtaining needed vehicle-secured debt financing on favorable terms significantly more difficult.

  Some of our rental fleet is subject to residual value risk upon disposition.

     As of March 31, 2000, we were subject to residual value risk on approximately 17% of our owned vehicles which were not covered by manufacturers' or other repurchase programs. Residual value risk is the risk that a vehicle's market value at the time it is sold will be less than its depreciated value. The residual value of non-program vehicles depends on factors including the general level of pricing in the automotive industry for both new and used vehicles. Prices for used vehicles generally decrease if the automotive manufacturers increase the retail sales incentives they offer on new vehicles. We believe that the record high amount of new vehicle sales the automotive industry achieved in 1999 occurred in part as a result of increased retail sales incentives offered by manufacturers. A direct result has been that demand for used vehicles has decreased, which has increased our residual value risk. Because it is difficult to predict the impact or timing of future manufacturer incentive programs, used vehicle demand and other factors that influence used vehicle resale values, we may not be able to manage effectively the residual value risk on our non-program vehicles which would increase our costs associated with using non-program vehicles in our rental fleet.

  Cost of our rental fleet may increase.

     During the last few years, the average price of new cars has increased. The effect on us of these price increases has been softened by periodic manufacturers' sales incentive programs that tend to lower the average cost of vehicles for fleet purchasers such as our company. We anticipate that new vehicle prices will continue to increase, but we cannot assure you that the manufacturers' sales incentive programs will remain available to keep our costs down, nor can we assure you that we will be able to control our rental fleet costs or selection, or to pass on any increases in vehicle cost to our customers.

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  We depend on General Motors as our principal vehicle rental fleet supplier.

     General Motors, through its franchised dealers, is our principal supplier of rental fleet vehicles. The number of vehicles we purchase varies from year to year. In model year 1999, we purchased approximately 78% of our aggregate domestic rental fleet from General Motors. In model year 2000, we expect to purchase approximately 77% of our domestic rental fleet from General Motors. Alamo and National each have an agreement with General Motors through the model year 2000 which requires that at least 51% of each brand's domestic fleet consist of General Motors vehicles. Shifting significant portions of our fleet purchases to other manufacturers would require significant lead time. Separately, General Motors's inability to supply us with the planned number and type of vehicles in a timely manner could result in our fleet being inadequate in size or in the types of vehicles available to us to meet customers' demands, thereby resulting in a loss of revenue. In addition, if General Motors is not able to offer competitive terms and conditions and we are not able to purchase sufficient quantities of vehicles from other automobile manufacturers on competitive terms and conditions, then we may be forced to purchase vehicles at higher prices or on otherwise less favorable terms. Such a situation could adversely affect us through increased vehicle acquisition and depreciation costs that we are not able to offset sufficiently through rental rate increases passed through to our customers.

  We rely on asset-backed financing to purchase vehicles.

     We have relied and will continue to rely heavily on asset-backed financing to purchase vehicles. As of March 31, 2000, after giving effect to the spin-off and our new financings, we would have had outstanding $4,508.2 million of asset-backed financing. If our access to asset-backed financing were reduced, we cannot be sure that we would be able to obtain replacement financing on favorable terms. As a result, any disruption in the market for asset-backed securities or in our ability to access that market could adversely affect our ability to purchase vehicles for our fleet.

  An increase in interest rates could reduce our profitability.

     We expect that a substantial portion of our debt, including our borrowings under the new credit facilities, will be at floating interest rates. We use interest rate derivative transactions to manage the impact of interest rate changes on our variable rate debt. These derivative transactions consist of interest rate swaps and interest rate caps and floors. Including our interest rate derivatives, fixed interest rate debt was 78% of our total debt outstanding as of December 31, 1999. Nevertheless, a substantial increase in interest rates would significantly increase our cost of indebtedness.

  Changes in governmental regulations could impact our financial results.

     In connection with the rental of vehicles, we sell optional products, including loss damage waivers and supplemental liability insurance. The sale of these optional products is, and may in the future be further, restricted by governmental regulation. If the price we are allowed to charge for these products is limited, or if our sale of these products is otherwise restricted, it could result in the loss of revenue and related profits.

  The costs of accidents involving our vehicles could exceed our liability insurance.

     The automotive rental business routinely exposes rental car companies to claims for personal injury, death and property damage resulting from the use of rented vehicles. We have insurance programs in place that we believe reasonably protect us against significant liability arising from these types of claims. However, we may still be exposed to uninsured liability resulting from extraordinary, unforeseen or multiple payouts or otherwise. Also, liabilities arising from existing or future claims may exceed the amount of our insurance, and we cannot assure you that we will have sufficient capital available to pay any uninsured claims or that insurance coverage will continue to be available to us on economically reasonable terms.

  Problems may arise as a result of consolidation of our brands.

     Our competitors have, on occasion, made objections to airport authorities that Alamo and National should not both be allowed to bid for or maintain airport concession agreements in the same airport because
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

Alamo and National are commonly owned and share a number of administrative functions. To date, no airport has accepted this position. Should an airport accept this position in the future, it could prevent either Alamo or National from doing business at that airport. Also, some of National's licensees have, on occasion, objected to the consolidation of administrative functions of Alamo and National and some of National's licensees have also raised questions about CarTemps USA operating in their territories. If we are forced to change the way we operate our three brands, particularly by requiring that we segregate the shared administrative services, fleet or other functions of Alamo and National, it could significantly increase our administrative, fleet operating or other costs, or adversely impact our ability to achieve cost savings.

 We may have clean-up costs and liabilities relating to storage and handling of petroleum and other materials.

     Our domestic and international service facilities use tanks to store petroleum products such as gasoline, diesel fuel, motor oil and waste oil and also handle other materials that may under certain circumstances harm human health or the environment. At many of these locations, one or more tanks containing such materials are located underground. We cannot assure you that these tanks or related systems or other materials will not result in soil or groundwater contamination. In addition, historical operations, including activities relating to automobile and bus maintenance, at some of our currently and formerly owned or operated properties, have resulted in releases or spills into soil or groundwater. Any such contamination, release or spill, depending on factors such as the material involved, quantity and environmental setting, and impacts on third parties, could result in significant remediation expenditures, claims, liabilities, and interruptions to our operations.

  We do not expect to pay dividends.

     Following the spin-off date, we intend to retain all earnings, if any, for the foreseeable future for use in the operation of our business. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

  We have no operating history as an independent public company.

     We do not have an operating history as an independent public company and we have historically relied on AutoNation for various financial, administrative and managerial assistance. To operate as an independent public company after the spin-off, we will have to obtain our own credit facilities and banking relationships and perform our own administrative functions, to the extent that these functions are not provided for on a transitional basis through our transitional services agreement with AutoNation. As a result, we will need to hire additional administrative personnel. We cannot assure you that qualified personnel will be available to meet our administrative needs. In addition, we cannot assure you that, as an independent public company, our future performance will be comparable to our reported historical results as a segment of AutoNation before the spin-off.

RISKS RELATING TO THE SPIN-OFF

 If the spin-off is taxable, you could be required to pay tax on your ANC Rental shares and we could be adversely affected by any resulting corporate tax liability.

     AutoNation has received a letter ruling from the IRS to the effect that, among other things, the spin-off will qualify as a tax-free distribution to AutoNation stockholders and to AutoNation. Whether a spin-off qualifies as tax-free depends in part upon the reasons for the spin-off and satisfaction of numerous other fact-based requirements. The IRS letter ruling is based upon various factual representations made by AutoNation and us. If any of those factual representations were incorrect or incomplete in a material respect, or if the facts upon which the letter ruling is based are materially different from the facts at the time of the spin-off, the spin-off could become taxable to AutoNation stockholders, AutoNation, or both.

     If the spin-off fails to qualify as a tax-free distribution for U.S. federal income tax purposes, AutoNation stockholders who receive shares of ANC Rental common stock in the spin-off would be treated as if they had

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

received a taxable distribution in an amount equal to the fair market value of ANC Rental common stock received. The amount of the taxable distribution would be taxed as a dividend.

     If the spin-off were not to qualify as a tax-free distribution for U.S. federal income tax purposes to AutoNation stockholders, then, in general, a corporate income tax could also be payable by the consolidated tax group of which AutoNation is the common parent. Even if the spin-off qualifies as a tax-free distribution to AutoNation stockholders, a corporate income tax would also be payable if, during the four-year period beginning two years before the spin-off, one or more persons acquires a 50% or greater interest in AutoNation or us as part of a plan or series of related transactions that included the spin-off. Corporate tax, if any, would be paid on the excess, if any, as of the date of the spin-off of (1) the fair market value of the ANC Rental common stock distributed to AutoNation's stockholders, minus (2) AutoNation's adjusted tax basis in the ANC Rental common stock distributed. We will enter into a tax sharing agreement with AutoNation in connection with the spin-off regarding the allocation, and in some circumstances sharing, of that potential corporate income tax liability. If the spin-off occurred and it were not to qualify as a tax-free distribution or either we or AutoNation experience a prohibited 50% or greater acquisition, we might have to pay the resulting corporate income tax.

     To minimize this and other risks, we will agree to refrain from engaging in specified transactions unless:

     - a ruling from the IRS is received to the effect that the proposed transaction will not result in the spin-off being taxable to AutoNation or its stockholders;

     - an opinion of counsel recognized as an expert in federal income tax matters and designated by AutoNation is received to the same effect and is satisfactory to AutoNation in its absolute discretion.

     Transactions that may be affected by these restrictions relating to an acquisition of a 50% or greater interest and other restrictions required to preserve the tax-free nature of the spin-off include:

     - a liquidation;

     - a merger or consolidation with, or acquisition by, another company;

     - issuances and redemptions of shares of our common stock;

     - the exercise of stock options;

     - the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the spin-off; and

     - the discontinuation of material businesses.

     Other transactions could also jeopardize the tax-free nature of the spin-off.

  There is no trading history for our common stock.

     There has been no trading market for our common stock. However, we expect that a limited market, commonly known as a "when issued" trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect regular way trading will begin the first trading day after the spin-off.

     Once we have issued shares of our common stock in the spin-off, we do not know how our common stock will trade. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     - our business profile may not fit the investment objectives of AutoNation's stockholders, causing some of them to sell our shares after the spin-off;

     - the potential absence of securities analysts covering our company and distributing research and investment recommendations about our company;

     - changes in earnings estimated by securities analysts or our ability to meet those estimates;

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

     - the operating results and stock price performance of other comparable companies;

     - overall stock market fluctuations; and

     - economic conditions generally.

     In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

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

                                  THE SPIN-OFF

REASONS FOR THE SPIN-OFF

  Separate AutoNation's Distinct Businesses

     The spin-off is designed to separate AutoNation's automotive rental business from its automotive retail business, each of which has distinct financial and operating characteristics. Separating the two business lines will allow AutoNation to raise capital through an increase in its borrowing capacity to pursue its strategic business plan. Following the spin-off, the two independent companies will be able to adopt strategies and pursue objectives appropriate to their respective needs.

  Business Focus

     By separating their operations, each of ANC Rental and AutoNation should be able to focus its attention and financial resources on its own core business and on exploring and implementing the most appropriate business opportunities.

  Investor Understanding; Public Relations

     Separating the operations of ANC Rental and AutoNation should enable investors to better evaluate the financial performance, strategies and other characteristics of each company. This will permit investors to make investment decisions based on each company's own performance and potential, and enhance the likelihood that the market will value each company appropriately. In addition, each company will be able to focus its public relations efforts on cultivating a distinct identity.

MECHANICS OF THE SPIN-OFF


     AutoNation will accomplish the spin-off by distributing 100% of the shares of ANC Rental's common stock to AutoNation's stockholders as a dividend. On May 31, 2000, the AutoNation board of directors formally declared the dividend necessary to effect the spin-off. Each AutoNation stockholder as of the close of business on June 16, 2000, which is the record date for the spin-off, will participate in the spin-off. On the spin-off date, those AutoNation stockholders will each receive one share of ANC Rental common stock for every eight shares of AutoNation common stock that they hold as of the record date. We expect that the spin-off will take place on or about June 30, 2000, although completion of the spin-off is contingent upon the satisfaction of conditions described in the separation and distribution agreement.


     Before the spin-off date, AutoNation will deliver all of the outstanding shares of ANC Rental common stock to the distribution agent for transfer and distribution to AutoNation stockholders. As soon as possible on or after the spin-off date, AutoNation will deliver to the distribution agent, as agent for those AutoNation stockholders, certificates representing shares of ANC Rental common stock. The distribution agent will then mail, on or about the spin-off date, certificates representing the shares of ANC Rental common stock to stockholders of AutoNation as of the record date. Where appropriate, these transactions may take place as book-entry only, without the delivery of any certificates. We will not distribute any fractional shares of our common stock. Our distribution agent will aggregate all fractional shares, sell them on behalf of AutoNation stockholders who would otherwise have been entitled to receive a fractional interest in our common stock and distribute the cash proceeds to the stockholders.

     No AutoNation stockholder will be required to pay cash or other consideration for the shares of ANC Rental common stock they will receive in the spin-off, or to surrender or exchange shares of AutoNation common stock to receive ANC Rental common stock.

RELATIONSHIP BETWEEN AUTONATION AND ANC RENTAL BEFORE THE SPIN-OFF

     AutoNation's corporate general and administrative costs not specifically attributable to its operating subsidiaries have been allocated to us based upon the ratio of our invested capital to AutoNation's consolidated invested capital. These allocations are included in our selling, general and administrative expenses. There were no allocations for the three months ended March 31, 2000. There were approximately $16.0 million for the year ended December 31, 1999, $14.8 million for the year ended December 31, 1998 and $9.6 million for the year ended December 31, 1997. In addition, AutoNation's corporate general and administrative costs for certain centralized functions have been allocated to us using various proportional cost allocation methods. These allocations are also included in selling, general and administrative expenses. There were no allocations for the three months ended March 31, 2000. There were $19.4 million for the year ended December 31, 1999 and $15.2 million for the year ended December 31, 1998. These combined allocations approximate management's estimate of AutoNation's corporate general and administrative costs required to support our operations. These charges have been reflected as a contribution from AutoNation in the accompanying consolidated financial statements. Management believes that the amounts allocated to us are reasonable and are no less favorable to us than the expenses we would incur to obtain such services on our own or from unaffiliated third parties.

     For claims occurring after November 30, 1997 and before January 1, 2000, we purchased auto liability, general liability and workers' compensation insurance from an affiliate of AutoNation. We were charged premiums related to these programs of approximately $111.0 million during the year ended December 31, 1999 and $138.5 million during the year ended December 31, 1998. In addition, in 1998 we began participating in AutoNation's health insurance programs. We were charged premiums related to these programs of approximately $60.8 million during the year ended December 31, 1999 and $36.1 million during the year ended December 31, 1998. These charges have been reflected as a contribution from AutoNation in the accompanying consolidated financial statements. As of January 1, 2000 we have separated our health insurance programs and as such we have not been charged a premium allocation.

     We purchased a portion of our vehicles, parts and services from franchised automotive dealerships owned by AutoNation. Amounts paid for the purchases of vehicles under manufacturers' repurchase programs are determined through our agreements with the manufacturers. AutoNation's dealerships earn a minimal fee per unit for processing titles and delivery of the vehicles purchased through their dealerships. Amounts paid for parts and services are consistent with amounts paid to unaffiliated dealerships. We have corporate rental car contracts with AutoNation and some of its subsidiaries. Amounts charged under these contracts are consistent with amounts charged to unaffiliated customers.

RELATIONSHIP BETWEEN AUTONATION AND ANC RENTAL AFTER THE SPIN-OFF

     The relationship between us and AutoNation after the spin-off will be governed by the separation and distribution agreement and other agreements which we will enter into in connection with the spin-off. We describe the material provisions of each of these agreements below. You may also refer to the actual agreements, copies of which are included as exhibits to the Registration Statement of which this document forms a part. These agreements are intended to facilitate the separation of AutoNation's automotive rental business from its automotive retail business and the operation of AutoNation and ANC Rental as separate companies following the spin-off.

  Separation and Distribution Agreement

     Before the spin-off we will enter into a separation and distribution agreement with AutoNation. This agreement sets forth the agreements between the parties with respect to the principal corporate transactions required to effect the separation of the automotive rental business from the automotive retail business, the spin-off and other agreements governing our relationship with AutoNation after the spin-off.

     In conjunction with the spin-off, AutoNation will separate its existing businesses so that after the spin-off, (1) the assets and liabilities of its automotive rental and related businesses will be owned by us or our subsidiaries and (2) the assets and liabilities of its automotive retail and related businesses will be owned by AutoNation or its subsidiaries. Specifically, our assets and liabilities upon completion of the separation will consist of (a) those assets and liabilities related to AutoNation's automotive rental business, as reflected on our unaudited consolidated pro forma balance sheet as of March 31, 2000, (b) those assets acquired and liabilities incurred or accrued after March 31, 2000 which we would have included on the March 31, 2000 pro

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

forma balance sheet had they been acquired, incurred or accrued earlier and (c) all other assets, rights and liabilities expressly allocated to us or our subsidiaries under the distribution agreement or any ancillary agreements.

     The distribution agreement provides that, subject to the terms and conditions of the agreement, the IRS letter ruling and the facts and representations submitted to the IRS, both we and AutoNation will take all reasonable steps necessary and appropriate to cause all conditions to the spin-off to be satisfied and then to effect the spin-off. AutoNation will complete the spin-off after the satisfaction or waiver of all of the conditions to the spin-off, as determined by AutoNation's board of directors in its sole discretion, including the following conditions:

     - the continued effectiveness of the IRS letter ruling received by AutoNation to the effect that for federal income tax purposes the spin-off will be tax-free to AutoNation and its stockholders under
       Section 355 of the Internal Revenue Code; and the spin-off will not result in recognition of any income, gain or loss for federal income tax purposes to AutoNation or its stockholders;

     - our credit facilities, financing programs and other indebtedness shall have been established, restructured or assigned to the satisfaction of AutoNation, and AutoNation shall have been released from all guarantees and other obligations relating to our business and credit facilities, financing programs and other indebtedness except as AutoNation otherwise expressly agrees and approves;

     - any material governmental approvals and third party consents necessary to complete the spin-off or the related transactions shall have been obtained and be in full force and effect;

     - our common stock shall have been approved for listing on the Nasdaq National Market;

     - our common stock shall have been registered under the Securities Exchange Act;

     - no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off shall be in effect, and no other event outside AutoNation's control shall have occurred or failed to occur that prevents the completion of the spin-off;

     - no other events or developments shall have occurred that, in the judgment of AutoNation's board of directors, would result in the spin-off having a material adverse effect on AutoNation or its stockholders; and

     - AutoNation's board of directors shall not have determined that the spin-off would not be in the best interest of AutoNation or its stockholders.

     Although AutoNation may waive the conditions described above to the extent permitted by law, AutoNation's board of directors presently has no intention of proceeding with the spin-off unless each of these conditions is satisfied.

     We have agreed with AutoNation that neither of us will take, or permit any of our respective affiliates to take, any action which reasonably could be expected to prevent the spin-off from qualifying as a tax-free distribution to AutoNation or its stockholders or which would be inconsistent with any representation of fact or submission made in connection with or in the IRS letter ruling. We have also agreed with AutoNation to take any reasonable actions necessary for the spin-off to qualify as a tax-free distribution to AutoNation and its stockholders.


     Shareholder's Equity. We have agreed with AutoNation and our lenders that our company will have an initial shareholder's equity of $851.0 million at the distribution date. Amounts in excess of or deficient from $851.0 million of total shareholder's equity will be paid to or received from AutoNation, as the case may be.


     Other Agreements. After the spin-off from AutoNation, we expect to enter into three year contracts pursuant to which we will (1) purchase a substantial portion of our vehicles from certain dealerships owned by AutoNation, (2) purchase a portion of our parts at a negotiated market rate from certain dealerships owned by AutoNation, (3) be granted the right to operate replacement car rental businesses at certain dealerships owned by AutoNation, (4) have corporate car rental contracts with AutoNation and some of its subsidiaries and
(5) have an affinity agreement with AutoNation to allow AutoNation's customers to receive certain benefits and discounts on Alamo and National car rentals. Amounts charged and paid under these contracts and arrangements will be consistent with amounts charged to and paid by unaffiliated customers and suppliers.

     Releases and Indemnification. The distribution agreement provides for a full and complete release and discharge of all liabilities (including any contractual agreements or arrangements existing or alleged to exist) existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the spin-off date, between us and AutoNation, including in connection with the transactions and all other activities to implement the spin-off, except as described in the agreement.

     Except as provided in the distribution agreement, we have agreed to indemnify, defend and hold harmless AutoNation and each of its directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (1) our failure or the failure of any other person to pay, perform or otherwise promptly discharge any of our liabilities in accordance with their respective terms, (2) matters relating to our automotive rental businesses and our liabilities and contracts, (3) any breach by us of the distribution agreement or any of the ancillary agreements entered into by the parties in connection with the spin-off and (4) any untrue statement of a material fact or omission to state a material fact, or alleged untrue statements or omissions, with respect to information relating to us contained in this Registration Statement of which this Information Statement forms a part.

     Subject to exceptions provided in the distribution agreement, AutoNation has agreed to indemnify, defend and hold us and each of our directors, officers and employees harmless from and against all liabilities relating to, arising out of or resulting from (1) AutoNation's failure or the failure of any other person to pay, perform or otherwise promptly discharge any liabilities of AutoNation other than our liabilities, (2) matters relating to AutoNation's automotive retail and related businesses and its liabilities and contracts, (3) any breach by AutoNation of the distribution agreement or any of the other related agreements and (4) any untrue statement of a material fact or omission to state a material fact, or alleged untrue statements or omissions, with respect to information relating to AutoNation contained in this Registration Statement of which this Information Statement forms a part.

     The distribution agreement describes specific procedures with respect to claims subject to indemnification and related matters.

     Contingent Liabilities and Contingent Gains. The distribution agreement provides for indemnification by us and AutoNation with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to one of us.

     The distribution agreement provides for the establishment of a contingent claims committee comprised of one representative designated from time to time by each of AutoNation and us that will establish procedures for resolving disagreements between us and AutoNation as to contingent gains and contingent liabilities.

     The distribution agreement provides for the sharing of some contingent liabilities, including (1) any contingent liabilities that do not relate to one of our respective businesses or were not otherwise assigned to one of us and (2) some specifically identified liabilities. We have agreed with AutoNation to allocate responsibility for any shared contingent liability equally between the two companies, or upon another methodology which the contingent claims committee may establish. AutoNation will assume the defense of, and may seek to settle or compromise, any third party claim that is a shared contingent liability, and the costs and expenses of this action will be included in the amount to be shared by the parties.

     The distribution agreement provides that we and AutoNation will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or AutoNation. Each of us and AutoNation will have sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to this type of contingent gain that primarily relates to its respective business. We have agreed with AutoNation to share any benefit that may be received from any contingent gain that is not related to the business of, or that is not expressly assigned to either of us, equally between the two companies, or upon another methodology to be established by the contingent claims committee. We have agreed with AutoNation that they will have the sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to any shared
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

contingent gain; and we acknowledge that AutoNation may elect not to pursue any shared contingent gain for any reason whatsoever, including a different assessment of the merits of any action, claim or right or any business reasons that are in the best interests of AutoNation without regard to our best interests, and that AutoNation will have no liability to any person as a result of any determination of this kind.


     Expenses. All third party fees, costs and expenses paid or incurred by AutoNation in connection with the separation and distribution will be paid by AutoNation. Also, AutoNation will pay all the fees, costs and expenses associated with obtaining the IRS letter ruling. All third party fees, costs and expenses that we pay or incur in connection with the separation and distribution will be paid by us. Also, we will pay all the fees, costs and expenses associated with obtaining debt financing to allow us to operate as an independent company.


     Termination. The distribution agreement may be terminated at any time before the spin-off date by the mutual consent of us and AutoNation. In addition, the distribution agreement will terminate (1) upon revocation of the IRS letter ruling, (2) if action is taken by either party that would prevent the spin-off from qualifying as a tax-free distribution or (3) if the spin-off does not occur on or before a date to be mutually agreed upon by us and AutoNation.

  Transitional Services Agreement

     Before the spin-off, we will enter into a transitional services agreement with AutoNation. The services agreement will have an initial term expiring one year from the spin-off date. At any time during the term of the services agreement either AutoNation or we may reduce or completely eliminate the amount of services obtained from the other party and, consequently, the monthly fees payable under the services agreement would be adjusted to terms mutually acceptable to us and AutoNation. At the end of the one-year term, if the parties have not terminated the agreement earlier, either party may renew or extend the term of the agreement with respect to the provision of any services that have not previously been terminated on terms mutually acceptable to the parties. We believe that the fees we pay and receive for these services are no less favorable to us than we could obtain from unaffiliated third parties.


     Any services rendered to us by AutoNation or any services rendered by us to AutoNation beyond the services to be provided under the terms of the services agreement will be billed at negotiated rates, or on such other basis as we and AutoNation may agree.


  Tax Sharing Agreement

     After the spin-off, we will no longer be included in AutoNation's consolidated group for U.S. federal income tax purposes. Before the spin-off, we will enter into a tax sharing agreement with AutoNation to reflect our separation from AutoNation with respect to tax matters. The primary purpose of this agreement is to reflect each party's rights and obligations relating to payments and refunds of taxes that are attributable to periods beginning before and including the date of the spin-off and any taxes resulting from transactions effected in connection with the spin-off. With respect to any period ending on or before the spin-off or any tax period in which the spin-off occurs, AutoNation will:

     - continue to be the sole and exclusive agent for us in all matters relating to the income, franchise, property, sales and use tax liabilities of ANC Rental;

     - bear any costs relating to tax audits, including tax assessments and any related interest and penalties and any legal, litigation, accounting or consulting expenses, subject to our obligation to pay for items relating to our rental business;

     - continue to have the sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns; and

     - generally have the powers, in AutoNation's sole discretion, to contest or compromise any claim or refund on our behalf.

     The tax sharing agreement will provide for payments between the two companies to reflect tax liabilities which may arise before, after and because of the spin-off. It will also cover the handling of audits, settlements, elections, accounting methods and return filings in cases where both companies have an interest in the results of these activities.

     For periods during which we are included in AutoNation's consolidated federal income tax return or state consolidated, combined or unitary tax returns, which will include the tax periods ending on or before the spin-off, we will be required to pay an amount of income tax equal to the tax liability attributable under the agreement to our company. On the date of the spin-off, we will not owe any amount to AutoNation for periods ending on or before the spin-off. However, we will be responsible in the future for any increases in tax liability attributable to us for the prior periods. We will be responsible for our own tax liabilities that are not determined on a consolidated or combined basis with AutoNation.

     We (and our subsidiaries) will cease to be members of AutoNation's federal consolidated group on the date of the spin-off. Each corporation that is a member of a consolidated group during any portion of the group's tax year is jointly and severally liable for the federal income tax liability of the group for that year. While the tax sharing agreement allocates tax liabilities between us and AutoNation during the periods ending on or before the spin-off in which we are included in AutoNation's consolidated group, we could be liable in the event federal tax liability allocated to AutoNation is incurred, but not paid, by AutoNation or any other member of AutoNation's consolidated group for AutoNation's tax years that include such periods. In such event, we would be entitled to seek indemnification from AutoNation in accordance with the tax sharing agreement.

     Even if the spin-off qualifies as a tax-free distribution to AutoNation stockholders, a corporate tax could also be payable in accordance with Section 355(e) if, during the four-year period beginning two years before the spin-off, one or more persons acquire 50% or more, by vote or value, of the capital stock of AutoNation or us as part of a plan or series of related transactions that include the spin-off. There is a presumption that any stock acquisition or issuance that occurs within two years before or after the spin-off is part of a plan related to the spin-off. If this change-in-control occurs, and AutoNation or we were unable to disprove or rebut the presumption, AutoNation would recognize gain, if any, on the shares of our common stock that it distributes in the spin-off.

     To minimize this and other risks, we will agree with AutoNation to refrain from engaging in specified transactions unless:

     - a ruling from the IRS is received to the effect that the proposed transaction will not result in the spin-off being taxable to AutoNation or its stockholders;

     - an opinion of counsel recognized as an expert in federal income tax matters and designated by AutoNation is received to the same effect and is satisfactory to AutoNation in its absolute discretion.

     Transactions that may be affected by these restrictions relating to an acquisition of a 50% or greater interest and other restrictions required to preserve the tax-free nature of the spin-off include:

     - a liquidation;

     - a merger or consolidation with, or acquisition by, another company;

     - issuances and redemptions of shares of our common stock;

     - the exercise of stock options;

     - the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the spin-off; and

     - the discontinuation of material businesses.

     Other transactions could also jeopardize the tax-free nature of the spin-off.

     The tax sharing agreement will allocate responsibility for the possible corporate-level tax burden resulting from the spin-off, as well as other tax items. If the spin-off is taxable under Code Section 355(e) as a result of a 50% acquisition, then the resulting corporate-level tax burden will be borne by that entity, either us or AutoNation, with respect to which the 50% acquisition has occurred. Similarly, if the spin-off is taxable due to any other action taken by us or AutoNation that is inconsistent with the factual representations on which the IRS letter ruling is based, the entity taking that action will be responsible for the resulting corporate-level tax liability. Any corporate-level income tax liability that results from the spin-off, but which is not due to either a 50% acquisition or any action taken by either company that is inconsistent with the IRS letter ruling, will be shared equally by us and AutoNation.

  Leases


     Before the spin-off we, as the tenant, will enter into two leases with AutoNation or an affiliate of AutoNation: (1) a lease for approximately 161,000 square feet of office space to serve as our corporate headquarters and (2) a lease for approximately 31,600 square feet of computer data center space at AutoNation's data center. Both properties are located in Fort Lauderdale, Florida.


     Payments due under the lease for the corporate headquarters will total approximately $1,930,000 per year or approximately $12.00 per square foot, for a 10 year term. In addition, we will pay operating expenses, real estate taxes, insurance and utilities relating to the facility. We will have an option to extend the term for two additional periods of five years each. The lease payments will be increased on the fifth and eighth anniversary of the start of the lease. Increases in lease payments will be based on increases in the Consumer Price Index. In no event will the adjusted lease payment for the fifth year be lower than the initial rate or more than 15% higher. In no event will the adjusted lease payment for the eighth year be lower than the seventh year or more than 9% higher.

     Payments due under the lease for the computer data center space will total approximately $869,000 per year or approximately $27.45 per square foot, which includes our proportionate share of the operating expenses, real estate taxes, insurance and utilities of the facility. The lease will have an initial term of two years, with an option to extend the term for an additional two years. If extended, the lease payments will be increased based on increases in the Consumer Price Index. In no event will the adjusted lease payment be more than 6% higher than the initial lease payment.

     We believe that the lease payments reflect fair market value and that the terms of the leases are no less favorable than could be obtained from persons unrelated to our company.


  Reimbursement Agreement



     Before the spin-off from AutoNation, AutoNation has provided guarantees in support of our debt financing. Pursuant to a reimbursement agreement that we will enter into with AutoNation before the distribution date, some of this credit support will remain in place for a limited time following the spin-off. In particular, we expect that AutoNation will continue to guarantee $60.0 million of our outstanding letters of credit, $10.7 million of indebtedness owed to the former owners of an acquired business, approximately $3.0 million of annual rent expense in connection with various real estate lease obligations and our vehicle lease with Mitsubishi. We will have reimbursement obligations to AutoNation to the extent AutoNation is required to satisfy any of its guarantees of any of our obligations. These reimbursement obligations are payable by us upon AutoNation's demand, except in the event that certain of our loans and credit facilities remain in effect as of the date of AutoNation's demand. In that event, the amount of our obligations to AutoNation will be converted to a loan maturing 91 days after the date that all loans under those facilities are paid in full, but not later than September 29, 2003. Each reimbursement obligation or loan payable by us to AutoNation under that reimbursement agreement will bear interest at an annual rate up to 18%. We will pay AutoNation a fee for the anticipated amount of its credit support in an aggregate amount of up to approximately $1.3 million in 2000 and up to approximately $5.8 million in 2001. For additional information about this credit support, you should read the "Financial Condition" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Information Statement.


TRADING OF ANC RENTAL AND AUTONATION COMMON STOCK

     Currently, there is no trading market for our common stock. We have applied to list our common stock on the Nasdaq National Market, and we expect that our common stock will trade on Nasdaq under the symbol "ANCX." We expect that "when issued" trading in our common stock (identified with the letter "v" next to the listing) will develop on or about the record date for the spin-off and continue through the spin-off date. "When issued" trading means that shares are traded before the stock certificates are actually available or issued. None of these trades, however, will settle until after the completion of the spin-off. We expect that "regular way" trading in our common stock will begin on the first business day following the completion of the spin-off. If the spin-off does not occur, all "when issued" trading will be canceled.

     Before the spin-off, AutoNation common stock will continue to trade on a regular basis reflecting the combined value of AutoNation and ANC Rental. The New York Stock Exchange will require that shares of AutoNation common stock that are sold or purchased during the period beginning two days before the record date for the spin-off and continuing through the date of the distribution be accompanied by due-bills representing ANC Rental common stock. Due-bills will be redeemed for ANC Rental common stock after the completion of the spin-off.

     Shares of our common stock received by AutoNation stockholders in connection with the spin-off will be freely transferable, except for shares received by persons who may be deemed to be our "affiliates" under the Securities Act. Persons who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act, Rule 144 of the Securities Act or another exemption from the registration requirements of the Securities Act.

U.S. FEDERAL INCOME TAX ASPECTS OF THE SPIN-OFF

  General

     The following is a summary description of the material federal income tax aspects of the spin-off. This summary is not intended as a complete description of all of the tax consequences of the spin-off and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction. Moreover, the tax treatment of a stockholder may vary, depending upon his, her or its particular situation. In this regard, special rules not discussed in this summary may apply to some of our stockholders. In addition, this summary applies only to shares which are held as capital assets. The following discussion may not be applicable to a stockholder who acquired his, her or its shares by exercising stock options or otherwise as compensation.

     The following discussion is based on currently existing provisions of the Code, existing, proposed and temporary treasury regulations promulgated under the Code and current administrative rulings and court decisions. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

     Each stockholder is urged to consult his, her or its own tax advisor as to the particular tax consequences to him, her or it of the spin-off described herein, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws.

  Consequences If The Spin-off Is Tax-Free

     We expect that the spin-off will qualify as a tax-free distribution under
Section 355 of the Code. Assuming that the spin-off so qualifies:

     - except for cash received in lieu of fractional shares, the holders of AutoNation common stock will not recognize gain or loss upon receipt of shares of ANC Rental common stock;

     - each holder of AutoNation common stock will allocate his, her or its aggregate tax basis in the AutoNation common stock immediately before the spin-off among AutoNation common stock, after giving effect to the spin-off, and ANC Rental common stock, including fractional shares, in proportion to each of their fair market values on the spin-off date;

     - the holding period for each holder of AutoNation common stock receiving ANC Rental common stock, including fractional shares, will include the holding period for his, her or its AutoNation common stock, provided that AutoNation common stock is held as a capital asset at the time of the spin-off; and

     - AutoNation will not recognize any gain or loss on its distribution of ANC Rental common stock to its stockholders.

     AutoNation has received a letter ruling from the IRS to the effect that the spin-off will qualify as a tax-free distribution and have the federal income tax consequences noted above. A letter ruling from the IRS, while generally binding on the IRS, may under certain circumstances be retroactively revoked or modified by the IRS. A letter ruling is based on the facts and representations presented in the request for that ruling. Generally, an IRS letter ruling will not be revoked or modified retroactively if there has been no misstatement or omission of material facts, the facts at the time of the transaction are not materially different from the facts upon which the IRS letter ruling was based and there has been no change in the applicable law. We are not aware of any facts or circumstances that would cause the representations to be untrue or incomplete in any material respect.

     Current Treasury regulations require each holder of AutoNation common stock who receives our common stock in the spin-off to attach to his, her or its federal income tax return for the year in which the spin-off occurs a statement setting forth information as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off. AutoNation will convey the appropriate information to each holder of record of AutoNation common stock as of the record date.

  Consequences If The Spin-off Is Taxable

     If the spin-off failed to qualify as a tax-free distribution under Section 355 of the Code, then each holder of AutoNation common stock who receives shares of ANC Rental common stock in the spin-off generally would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of ANC Rental common stock received, which would result in: (a) a dividend to the extent paid out of AutoNation's current and accumulated earnings and profits; then (b) a reduction in such stockholder's basis in AutoNation's common stock to the extent the amount received exceeds the amount referenced in clause (a); and then (c) gain from the sale or exchange of AutoNation common stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (a) and (b). Each stockholder's basis in his, her or its ANC Rental common stock would be equal to the fair market value of such stock at the time of the spin-off.

     If the spin-off failed to qualify as a tax-free distribution under Section 355 of the Code, then a corporate level federal income tax could be payable by the consolidated group of which AutoNation is the common parent. The tax would be based upon the gain, if any, computed as the difference between the fair market value of the ANC Rental common stock and AutoNation's adjusted basis in such stock. If the spin-off otherwise qualifies as a tax-free distribution under
Section 355 of the Code, this corporate income tax would also be payable if either we or AutoNation experience a prohibited change-in-control as determined under Section 355(e) of the Code.

     Section 355(e) of the Code, which was enacted in 1997, generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the spun-off subsidiary is acquired by one person or more than one person pursuant to a plan or series of related transactions that includes the spin-off. This provision can be triggered by certain reorganizations involving the acquisition of the assets or stock of AutoNation or ANC Rental, or issuances or redemptions of the stock of AutoNation or ANC Rental. There is a presumption that any stock acquisition or issuance that occurs within two years before or after the spin-off is part of a plan relating to the spin-off and one or more of such stock acquisitions or issuances could produce a prohibited 50% acquisition. However, the presumption may be rebutted by establishing that the spin-off and the acquisitions are not part of a plan or series of related transactions. In August 1999, the Treasury Department published proposed regulations which would clarify when a spin-off is part of a plan, or series of related transactions, where one or more persons acquire stock of the distributing or spun-off subsidiary resulting in a 50% acquisition. The proposed regulations rely on a variety of factors to determine the existence of such a plan, or series of related transactions, including the following: the business purpose or purposes for the distribution; the intentions of the parties; the existence of agreements, understandings, arrangements or negotiations relating to acquisitions; the timing of transactions or acquisitions; and the causal connection or relationship between the spin-off and the acquisitions.

     The proposed regulations would be effective for spin-offs occurring after the date the regulations become final. It is not known whether the final regulations will contain the provisions contained in the proposed regulations or whether the effective date of the final regulations would apply to the spin-off of our shares of common stock to AutoNation's stockholders.

     If the spin-off is taxable solely under Section 355(e) of the Code, AutoNation will recognize gain equal to the difference between the fair market value of ANC Rental's common stock and AutoNation's adjusted tax basis in that stock. However, holders of AutoNation common stock who receive ANC Rental common stock would not recognize gain or loss as a result of the spin-off if it is taxable solely by reason of Section 355(e) of the Code.

     The tax sharing agreement to be entered into between ANC Rental and AutoNation will allocate responsibility for the possible corporate tax burden resulting from the spin-off, as well as other tax items. For example, if the spin-off is taxable under Section 355(e) of the Code as a result of a 50% acquisition, then the resulting corporate tax burden will be borne by that entity, either AutoNation or ANC Rental, with respect to which the 50% acquisition has occurred. Similarly, if the spin-off is taxable due to any other action taken by AutoNation or ANC Rental that is inconsistent with the factual representations on which the IRS letter ruling is based, that entity, either AutoNation or ANC Rental, will be responsible for the resulting tax liability. Any income tax liability that results from the spin-off, but which is not due to either a 50% acquisition or any action taken by either company that is inconsistent with the IRS letter ruling, will be shared equally by AutoNation and ANC Rental.

  Back-up Withholding Requirements

     United States information reporting requirements and backup withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of, ANC Rental common stock unless the stockholder: (a) is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts; or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not supply us with his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a stockholder, the amount of dividends paid with respect to the stockholder's shares will be reported annually to the IRS and to the stockholder.

                                 CAPITALIZATION
                                 (IN MILLIONS)

     The following table presents as of March 31, 2000 (1) our total debt and capitalization and (2) our total debt and capitalization, as adjusted to give effect to the transactions and events described in "Unaudited Consolidated Pro Forma Financial Statements." You should read this table in conjunction with our Consolidated Financial Statements and "Unaudited Consolidated Pro Forma Financial Statements" included elsewhere in this Information Statement.


                                                                 MARCH 31, 2000
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
Debt:
  Revenue earning vehicle debt..............................  $4,682.5   $4,508.2
  Other debt................................................     107.3      303.3
                                                              --------   --------
          Total debt........................................   4,789.8    4,811.5
                                                              --------   --------
Shareholders' equity:
  Investment by Parent......................................     862.3         --
  Preferred stock...........................................        --         --
  Common stock..............................................        --         .5
  Additional paid-in capital................................        --      855.7
  Additional paid-in capital -- warrants....................        --         --
  Accumulated other comprehensive loss......................      (5.2)      (5.2)
                                                              --------   --------
          Total shareholders' equity........................     857.1      851.0
                                                              --------   --------
          Total capitalization..............................  $5,646.9   $5,662.5
                                                              ========   ========

                            SELECTED FINANCIAL DATA
                                 (IN MILLIONS)

     The following table presents selected consolidated income statement and balance sheet data of our company for the periods and the dates indicated. We derived the selected income statement data for each of the fiscal years 1999, 1998 and 1997, and the selected balance sheet data at December 31, 1999 and 1998, presented below, from our Consolidated Financial Statements included elsewhere in this Information Statement; and we derived our selected income statement data for fiscal year 1996 and the selected balance sheet data as of December 31, 1997 from our consolidated financial statements for those periods, not included herein, all of which have been audited by Arthur Andersen LLP, independent certified public accountants. We derived our selected income statement data for fiscal year 1995 and the selected balance sheet data at December 31, 1996 and 1995 presented below from our unaudited consolidated financial statements, which in our opinion reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data. We derived the selected income statement data for the three months ended March 31, 2000 and 1999 and the selected balance sheet data at March 31, 2000 from our Unaudited Interim Consolidated Financial Statements included elsewhere in this Information Statement. The Unaudited Interim Consolidated Financial Statements include all material adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that you may expect for a full year. You should read the selected consolidated financial data below in conjunction with our Consolidated Financial Statements and notes thereto as of March 31, 2000 (unaudited) and December 31, 1999 and 1998 and for the three months ended March 31, 2000 and 1999 (unaudited) and for each of the three years in the period ended December 31, 1999 included elsewhere in this Information Statement and our "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should read Notes 3, 7, 10 and 18 of Notes to Consolidated Financial Statements for a discussion of business combinations, shareholder's equity, restructuring and other charges and subsequent events and their effect on comparability of year-to-year data. We have not presented historical earnings (loss) per share because it would not be meaningful to you. Before the spin-off, we only had 100 shares of common stock outstanding, all of which AutoNation owned.

                                                      FOR THE THREE
                                                      MONTHS ENDED
                                                        MARCH 31,                 FOR THE YEARS ENDED DECEMBER 31,
                                                     ---------------   -------------------------------------------------------
                                                      2000     1999      1999       1998       1997       1996        1995
                                                     ------   ------   --------   --------   --------   --------   -----------
                                                       (UNAUDITED)                                                 (UNAUDITED)
                                                     ---------------                                               -----------
INCOME STATEMENT DATA:
Revenue............................................  $810.6   $791.0   $3,542.3   $3,453.6   $3,055.1   $2,699.4    $1,992.8
Income (loss) before
  extraordinary charges............................   (24.5)    (7.7)     (69.4)     108.8       53.7      (49.9)      (16.2)
Net income (loss)..................................   (24.5)    (7.7)     (71.0)     108.8       51.2      (80.4)      (16.2)

                                                        MARCH 31,                         DECEMBER 31,
                                                       -----------   -------------------------------------------------------
                                                          2000         1999       1998       1997       1996        1995
                                                       -----------   --------   --------   --------   --------   -----------
                                                       (UNAUDITED)                                         (UNAUDITED)
                                                       -----------                                    ----------------------
BALANCE SHEET DATA:
Total assets.........................................   $6,585.1     $6,349.5   $6,252.6   $5,870.3   $4,669.4    $3,906.5
Revenue earning vehicle debt.........................    4,682.5      4,531.6    4,377.9    4,172.1    3,380.4     2,961.2
Other debt...........................................      107.3        107.4      132.0       90.8       71.4       210.3
Shareholder's equity.................................      857.1        726.6      738.7      526.2      330.9        76.3

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS


     The following Unaudited Consolidated Pro Forma Financial Statements reflect the effects of adjustments to our historical financial condition and results of operations. You should read these Unaudited Consolidated Pro Forma Financial Statements in conjunction with the Notes to the Unaudited Consolidated Pro Forma Financial Statements on page 31 of this document and the Consolidated Financial Statements and other financial information included elsewhere in this document.


     The following Unaudited Consolidated Pro Forma Income Statements for the three months ended March 31, 2000, and for the year ended December 31, 1999 give effect to the following transactions and events as if they occurred at the beginning of the periods presented:

        (1) the refinancing of our existing revenue earning vehicle and other financing programs resulting in a higher cost of capital;

        (2) the spin-off from AutoNation resulting in a higher level of stand alone general and administrative costs versus historical allocations from AutoNation;


        (3) the fees payable to AutoNation for its guarantee of certain of our unsecured obligations;


        (4) the contribution of AutoNation's insurance subsidiary and the recognition of investment income related to certain contributed assets;

        (5) the contribution of $200.0 million in cash by AutoNation and the use of such equity to (i) repay $100.0 million of revenue earning vehicle debt and (ii) invest $100.0 million in restricted cash and cash equivalents to replace letters of credit supporting revenue earning vehicle debt;

        (6) the issuance of $225.0 million of interim financing and the use of such proceeds, net of debt issue costs, to (i) replace letters of credit supporting revenue earning vehicle financing by reducing revenue earning vehicle debt and (ii) repay other debt;


        (7) the reimbursement to AutoNation of the amounts by which total shareholder's equity exceeds $851.0 million;



        (8) the reclassification of the investment by AutoNation in our company to approximately 45.1 million shares of common stock and additional paid-in capital; and



        (9) the tax effect of the foregoing events.



     The following Unaudited Consolidated Pro Forma Balance Sheet gives effect to the transactions and events described in items (4) through (8) as if they occurred on March 31, 2000.



     We have decided not to present historical earnings per share because it would not be meaningful to you. Before the spin-off, we had only 100 shares of common stock outstanding, all of which AutoNation owned. Before we complete the spin-off, we will amend and restate our certificate of incorporation to authorize capital stock consisting of 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Also, before we complete the spin-off, all outstanding shares of our common stock held by AutoNation will be converted into approximately 45.1 million shares of our common stock, all of which will to be distributed to AutoNation's stockholders in the spin-off. We will not issue shares of preferred stock in the spin-off. Unaudited pro forma basic and diluted earnings per common share is calculated based on net loss and loss before extraordinary charges as applicable after giving effect to each of the transactions and events described above, divided by the number of shares of our common stock anticipated to be outstanding after the spin-off.


     We believe that the assumptions we use provide a reasonable basis on which to present the unaudited consolidated pro forma financial data. We are providing these Unaudited Consolidated Pro Forma Financial Statements for informational purposes only and you should not construe them to be indicative of our consolidated financial position or results of operations had the transactions and events described above been completed on the dates assumed. Furthermore, these financial statements do not project our financial condition or results of operations for any future date or period.

                    UNAUDITED CONSOLIDATED PRO FORMA INCOME
              STATEMENT FOR THE THREE MONTHS ENDED MARCH 31, 2000
                      (IN MILLIONS, EXCEPT PER SHARE DATA)


                                                              HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                              ----------   -----------    ---------
Revenue.....................................................    $810.6                     $810.6
Expenses:
  Cost of operations........................................     654.9       $ (4.1)(a)     652.0
                                                                                1.2(c)
  Selling, general and administrative.......................     192.2           --(b)      192.2
                                                                ------       ------        ------
Operating income (loss).....................................     (36.5)         2.9         (33.6)
Interest income.............................................        .1          1.6(d)        1.7
Interest expense............................................      (3.5)       (15.5)(a)     (19.3)
                                                                                (.3)(c)
Other income (expense), net.................................       (.3)                       (.3)
                                                                ------       ------        ------
Loss before income taxes....................................     (40.2)       (11.3)        (51.5)
Benefit for income taxes....................................     (15.7)        (4.4)(e)     (20.1)
                                                                ------       ------        ------
Net Loss....................................................    $(24.5)      $ (6.9)       $(31.4)
                                                                ======       ======        ======
Pro forma basic and diluted loss per share..................                               $ (.70)
                                                                                           ======
Pro forma weighted average shares outstanding...............                                 45.1
                                                                                           ======


         The accompanying notes are an integral part of this statement.

                    UNAUDITED CONSOLIDATED PRO FORMA INCOME
                 STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1999
                      (IN MILLIONS, EXCEPT PER SHARE DATA)


                                                              HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                              ----------   -----------    ---------
Revenue.....................................................   $3,542.3                   $3,542.3
Expenses:
  Cost of operations........................................    2,785.3      $(12.3)(a)    2,777.6
                                                                                4.6(c)
  Selling, general and administrative.......................      792.8         0.6(b)       793.4
  Restructuring and other charges...........................       40.5                       40.5
                                                               --------      ------       --------
Operating income (loss).....................................      (76.3)        7.1          (69.2)
Interest income.............................................        1.3         4.1(d)         5.4
Interest expense............................................      (14.3)      (48.3)(a)      (63.8)
                                                                               (1.2)(c)
Other income (expense), net.................................        1.1                        1.1
                                                               --------      ------       --------
Loss before income taxes....................................      (88.2)      (38.3)        (126.5)
Benefit for income taxes....................................      (18.8)      (13.8)(e)      (32.6)
                                                               --------      ------       --------
Loss before extraordinary charges...........................      (69.4)      (24.5)         (93.9)
                                                               --------      ------       --------
Extraordinary charges related to early extinguishment of
  debt, net of benefit for income taxes of $0.9.............       (1.6)                      (1.6)
                                                               --------      ------       --------
Net Loss....................................................   $  (71.0)     $(24.5)      $  (95.5)
                                                               ========      ======       ========
Pro forma basic and diluted loss per share:
  Loss before extraordinary charges.........................                              $  (2.08)
                                                                                          ========
  Net Loss..................................................                              $  (2.12)
                                                                                          ========
Pro forma weighted average shares outstanding...............                                  45.1
                                                                                          ========


         The accompanying notes are an integral part of this statement.

                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 2000
                                 (IN MILLIONS)


                                                              HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                              ----------   -----------    ---------
ASSETS
Cash and cash equivalents...................................   $    7.5      $  23.7(f)   $   31.2
Restricted cash and cash equivalents........................      167.7         32.7(f)      220.4
                                                                                20.0(g)
Investments.................................................         --         76.7(f)       76.7
Receivables, net............................................      445.8          6.4(f)      452.2
Prepaid expenses............................................       81.6                       81.6
Revenue earning vehicles, net...............................    4,879.8                    4,879.8
Property and equipment, net.................................      620.2                      620.2
Intangible assets, net......................................      355.8                      355.8
Other assets................................................       26.7         21.7(h)       48.4
                                                               --------      -------      --------
          Total assets......................................   $6,585.1      $ 181.2      $6,766.3
                                                               ========      =======      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable............................................   $  134.3      $    .1(f)   $  144.4
                                                                                10.0(i)
Accrued liabilities.........................................      286.1                      286.1
Insurance reserves..........................................      125.6        155.5(f)      281.1
Revenue earning vehicle debt................................    4,682.5       (174.3)(h)   4,508.2
Other debt..................................................      107.3        (29.0)(h)     303.3
                                                                               225.0(h)
Deferred income taxes.......................................      128.9                      128.9
Other liabilities...........................................      263.3                      263.3
                                                               --------      -------      --------
          Total liabilities.................................    5,728.0        187.3       5,915.3
                                                               --------      -------      --------
Commitments and contingencies
Shareholders' Equity:
     Investment by AutoNation...............................      862.3        (16.1)(f)        --
                                                                                20.0(g)
                                                                              (856.2)(j)
                                                                               (10.0)(i)
     Preferred stock........................................         --                         --
     Common stock...........................................         --           .5(j)         .5
     Additional paid-in capital.............................         --        855.7(j)      855.7
     Additional paid-in capital -- warrants.................         --           --(h)         --
     Accumulated other comprehensive loss...................       (5.2)                      (5.2)
                                                               --------      -------      --------
                                                                  857.1          3.9         851.0
                                                               --------      -------      --------
          Total liabilities and shareholders' equity........   $6,585.1      $ 181.2      $6,766.3
                                                               ========      =======      ========


         The accompanying notes are an integral part of this statement.

         NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

     The following is a summary of the pro forma adjustments reflected in the Unaudited Consolidated Pro Forma Financial Statements:

        (a) Record net interest expense, assuming the refinancing of our vehicle and other debt as further described below, occurred at the beginning of the period presented. Pro forma interest expense is calculated assuming all-in interest costs for non-investment grade companies of similar credit quality. The all-in interest cost includes, but is not limited to, vehicle interest savings due to the $200.0 million capital contribution by AutoNation and related uses of proceeds described below in (g), offset by increased interest expense on $225.0 million in aggregate principal amount of the interim financing and new credit facilities as further discussed in
     (h) below. Refinancing our vehicle and other debt will result in a net increase in our cost of capital due to the loss, following the spin-off, of some but not all credit enhancements provided by AutoNation before the spin-off. The increase will be partially offset by the elimination of fees related to other credit enhancements made possible by reducing our revenue earning vehicle debt and investment income resulting from the increase in restricted cash and cash equivalents.

        Included in the pro forma interest expense adjustment of $15.5 million for the three months ended March 31, 2000 and $48.3 million for the year ended December 31, 1999 is the amortization of fees and expenses related to the interim financing and the new credit facilities approximating $8.0 million and $17.1 million, respectively. Interest expense would increase approximately $3.0 million on an annualized basis for an increase in interest rates of 25 basis points.

        (b) Record the excess of our expected separate company general and administrative costs over and above historical corporate overhead allocations from AutoNation, assuming the separation from AutoNation occurred at the beginning of the period presented.


        (c) Record fees payable to AutoNation for its continued guarantee of certain of our unsecured obligations. The notional amount of obligations supported by AutoNation guarantees approximates $370.0 million.


        (d) Record investment income earned on the cash and marketable securities held by AutoNation's insurance subsidiary, assuming the contribution of the insurance subsidiary occurred at the beginning of the period presented.

        (e) Recognize income taxes on the pro forma adjustments previously described.

        (f) Record the net contribution of AutoNation's insurance subsidiary, assuming the contribution of the insurance subsidiary occurred as of March 31, 2000.


        (g) Record remaining capital contribution by AutoNation of $20.0 million. AutoNation contributed $200.0 million which was used to replace letters of credit supporting revenue earning vehicle financing through a $100.0 million increase in restricted cash and cash equivalents and a $100.0 million reduction in revenue earning vehicle debt. In February 2000, AutoNation contributed $180.0 million of the $200.0 million capital contribution and the remainder was contributed in May 2000.



        (h) Record the issuance of $225.0 million of interim financing at a fixed rate of 13.5% and the establishment of the new credit facilities which provide for borrowings in an aggregate principal amount of $175.0 million. The proceeds from the interim financing, net of debt issue costs and estimated fees and expenses of $21.7 million will be used to (i) replace letters of credit supporting revenue earning vehicle financing through a $174.3 million reduction in revenue earning vehicle debt and (ii) repay other debt of approximately $29.0 million. We anticipate refinancing the interim financing within six months of closing with other debt, internally generated funds, or other financing proceeds. If we are unable to refinance the interim financing by specified dates before the end of the twelve month term, we will incur additional fees of $5.0 million due December 31, 2000 and $5.0 million due March 31, 2001.


        Alternatively, should we choose to refinance the interim financing by extension into a six year term loan we will be obligated to issue warrants representing 7.5% of our fully diluted capital stock and pay a fee approximating 3.0% of the principal interim financing remaining outstanding. The term loan would bear interest at an increasing rate starting at 14.0% and increasing by 50 basis points each 90 day period up to a maximum rate of 18.0%. Separately, should we choose or be required by our lenders to refinance the interim financing with other debt, we may be required, based upon market conditions, to issue warrants representing up to 7.5% of our fully diluted capital stock. The warrants would have a term of ten years and have a nominal exercise price of $.01 per share.

        The fair value of the warrants on date of grant would be treated as a note discount and would be amortized as a component of interest expense over the term of the refinancing.


        (i) Record amount in excess of $851.0 million of total shareholder's equity to be paid to AutoNation pursuant to the Separation and Distribution Agreement at the distribution date.



        (j) Record the reclassification of the investment by AutoNation in our company to approximately 45.1 million shares of common stock, par value $.01 per share, and additional paid-in capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our Consolidated Financial Statements and the related notes thereto included elsewhere in this document.

OVERVIEW

     In August 1999, AutoNation announced its intention to separate its automotive rental business from its automotive retail business. In September 1999, AutoNation announced its intention to distribute its entire interest in our company to AutoNation's stockholders on a tax-free basis, subject to conditions and consents described in the separation and distribution agreement. Before the spin-off, we will enter into agreements with AutoNation providing for the separation of our businesses and governing various interim and ongoing relationships between our companies, including an agreement between us and AutoNation providing for our purchase of administrative support services from AutoNation.

     Prior to the spin-off, we have been a wholly owned subsidiary of AutoNation. As a wholly owned subsidiary, we have received services from AutoNation which support our accounting, auditing, cash management, corporate communications, corporate development, facilities management, financial and treasury, human resources and benefit plan administration, information technology, insurance and risk management, legal, payroll, purchasing and tax operations. AutoNation also provided us with the services of a number of its executives and employees. In consideration for these services, AutoNation allocated to us a portion of its overhead costs related to these services. These allocations have historically been based on the proportion of invested capital of our company as a percentage of the consolidated invested capital of AutoNation and its subsidiaries, including our company and based upon various proportional cost allocation methods. We believe that the amounts allocated to us have been no less favorable than costs we would have incurred to obtain these services on our own or from unaffiliated third parties.

     The historical consolidated financial information included in this filing does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

GENERAL

     We rent vehicles on a daily or weekly basis to leisure and business travelers principally from on-airport or near-airport locations through Alamo and National and to local customers who need replacement vehicles from locations in suburban areas through CarTemps USA. We operate primarily in the United States, Europe and Canada.

     We generate revenue primarily from vehicle rental charges and the sale of ancillary rental products. Approximately 87% of our revenue is derived from vehicle rental charges with the remaining 13% derived from the sale of liability and other accident protection products, fuel usage fees, and customer convenience products including vehicle upgrades, additional or underage driver privileges, inter-city privileges, infant seat rentals, cellular phone rentals and ski rack rentals.

     Cost of operations consists primarily of revenue earning vehicle depreciation, interest on revenue earning vehicle debt and other operating expenses including vehicle lease expense, personnel, insurance, fleet maintenance and rental location occupancy costs. Vehicle depreciation is one of the largest components of our cost of operations and it is materially affected by vehicle manufacturers' repurchase programs. Repurchase prices under repurchase programs are based on either (1) a predetermined percentage of a vehicle's original cost and the month in which the vehicle is returned or (2) the original cost less a set monthly depreciation amount. Repurchase programs limit the risk of market value decline at the time of vehicle disposition. During model year 1999, we purchased approximately 73% of our rental fleet under repurchase programs with various vehicle manufacturers. As of March 31, 2000, 83% of our combined fleet was covered by repurchase programs or were leased and not subject to residual value risk.

BUSINESS COMBINATIONS


     Both our company and AutoNation make decisions to acquire or invest in businesses based on financial and strategic considerations. AutoNation acquired various automotive rental businesses using cash and/or shares of its common stock. AutoNation contributed these acquired businesses to us after their acquisition. We have applied the same accounting method used by AutoNation in accounting for these business combinations.


     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition. The value of AutoNation's common stock issued to effect business combinations accounted for under the purchase method of accounting is based on the average market price of the common stock over a five day period before and after the parties have reached agreement on the purchase price and the proposed transaction has been publicly announced, if applicable.

     During the year ended December 31, 1998, AutoNation acquired certain automotive rental businesses which it contributed to us. The aggregate purchase price paid by AutoNation in transactions accounted for under the purchase method of accounting was $11.1 million in cash.

     During the year ended December 31, 1997, AutoNation acquired National, Spirit Rent-A-Car, Inc., Value Rent-A-Car, Snappy Car Rental, Inc. and EuroDollar Holdings plc, all of which it contributed to us. The aggregate purchase price paid by AutoNation for Value, Snappy and EuroDollar, each of which were accounted for under the purchase method of accounting, was $237.4 million consisting of $127.0 million in cash, $32.0 million in notes and 4.4 million in shares of AutoNation's common stock valued at $78.4 million. In addition, AutoNation issued an aggregate of 24.8 million shares of its common stock to acquire National and Spirit which were accounted for under the pooling of interests method of accounting.

     See Note 3, Business Combinations, of Notes to Consolidated Financial Statements, for further discussion of business combinations.

CONSOLIDATED RESULTS OF OPERATIONS

  Three Months Ended March 31, 2000 and 1999

     A summary of our operating results is as follows for the periods indicated (in millions):

                                                             MARCH 31,           MARCH 31,
                                                               2000        %       1999        %
                                                             ---------   -----   ---------   -----
Revenue....................................................   $810.6     100.0    $791.0     100.0
Expenses:
  Cost of operations.......................................    654.9      80.8     633.3      80.1
  Selling, general and administrative......................    192.2      23.7     166.7      21.1
                                                              ------     -----    ------     -----
Operating income (loss)....................................   $(36.5)     (4.5)   $ (9.0)     (1.2)
                                                              ======     =====    ======     =====

  Revenue


     Revenue was $810.6 million for the three months ended March 31, 2000 and $791.0 million for the three months ended 1999. The increase in revenue in 2000 over 1999 of $19.6 million or 2.5% is primarily due to price increases of approximately 4.3%. Offsetting this increase is a decrease in rental days of 1.5%. The increase in price is primarily due to repositioning our brands and management pricing decisions. The decline in rental days is a result of weak volume in the early part of January as well as an expected decline in certain price sensitive channels, the result of repositioning the National brand from a price perspective. We currently expect pricing to grow at a slower pace in the second quarter as compared to the first quarter of 2000.

  Cost of Operations

     Cost of operations was $654.9 million for the three months ended March 31, 2000 and $633.3 million for the three months ended 1999 or as a percentage of revenue 80.8% for the three months ended March 31, 2000 and 80.1% for the three months ended 1999. The increase in operating cost in aggregate dollars and as a percentage of revenue is primarily due to higher fleet cost and cost related to fleet reductions primarily incurred in January. The fleet reductions were undertaken to reduce fleet size in light of the weak volumes. Costs associated with the fleet reductions included depreciation and turn-in charges imposed under the terms of the manufacturer repurchase agreements for vehicles returned ahead of schedule.

  Selling, General and Administrative

     Selling, general and administrative expenses were $192.2 for the three months ended March 31, 2000 and $166.7 for the three months ended March 31, 1999, or, as a percentage of revenue 23.7% for the three months ended March 31, 2000 and 21.1% for the three months ended March 31, 1999. The increase in selling, general and administrative cost in aggregate dollars and as a percentage of revenue is due to higher marketing and administrative costs. Additionally, we continued to execute our 1999 restructuring plan and as such have incurred approximately $7.3 million of charges in the current period primarily related to employee retention, relocation of information systems, personnel relocation and training.

  AutoNation Incremental Overhead


     In 1999 AutoNation allocated incremental overhead including allocations of AutoNation general and administrative expenses not specifically attributable to its operating subsidiaries. Such allocations, which are based upon the ratio of our invested capital to AutoNation's consolidated invested capital and were $4.0 million for the three months ended March 31, 1999, are included as a component of selling, general and administrative expenses. AutoNation discontinued its allocation to us in 2000 due to the establishment of our own corporate infrastructure and decreasing reliance on support from AutoNation.


  Restructuring and Other Charges

     During the year ended December 31, 1999, we approved and implemented a plan to restructure certain of our operations. Included in the plan are actions to
(1) consolidate our North American headquarters, (2) reduce non-field headcount as a result of the consolidation of the North American headquarters, (3) renegotiate certain existing international vehicle supply agreements and reduce revenue earning vehicle fleet, and (4) exit and consolidate certain unprofitable or marginally profitable operating locations both domestically and internationally. We anticipate substantially completing our restructuring plan prior to December 31, 2000.


     At March 31, 2000, $19.4 million remains accrued relative to the 1999 plan with most of those costs to be incurred by the end of 2000, except for certain lease commitments. During the three months ended March 31, 2000 we charged $2.3 million of severance and rent to these reserves and added no additional provisions except for those related to the payment of retention bonuses, previously discussed, which approximated $4.3 million for the three months ended March 31, 2000. We expect the majority of the retention payments to be paid in June and September 2000.


     Also in connection with our exit plans we have contracted to sell our Minneapolis headquarters and excess property in Ft. Lauderdale to unrelated third parties. We currently expect to consummate this transaction by the end of June 2000. The gross proceeds are expected to approximate $26.8 million for both locations.

  Interest Expense


     Interest expense was $3.5 million for the three months ended March 31, 2000 and $3.3 million for the three months ended March 31, 1999. The slight increase is due to overall higher rates.

     Due to our separation from AutoNation, we have modified and will continue to modify our existing financing programs and enter into new financing programs. These changes in our financing programs will result in higher interest expense following the separation. You should read the Financial Condition section of the Management's Discussion and Analysis of Financial Condition and Results of Operations.


  Income Taxes


     The benefit for income taxes was $15.7 million for the three months ended March 31, 2000 and $4.3 million for the three months ended March 31, 1999. We anticipate our effective rate to approximate 39% for the remainder of 2000. Until our separation from AutoNation we will be part of AutoNation's consolidated tax return.


CONSOLIDATED RESULTS OF OPERATIONS

  Years Ended December 31, 1999, 1998 and 1997

     A summary of our operating results is as follows for each of the years ended December 31 (in millions):

                                         1999       %       1998       %       1997       %
                                       --------   -----   --------   -----   --------   -----
Revenue..............................  $3,542.3   100.0   $3,453.6   100.0   $3,055.1   100.0
Expenses:
  Cost of operations.................   2,785.3    78.6    2,622.9    76.0    2,337.5    76.5
  Selling, general and
     administrative..................     776.8    21.9      637.0    18.4      543.9    17.8
  AutoNation incremental overhead
     allocations.....................      16.0      .5       14.8      .4        9.6      .3
  Restructuring and other charges....      40.5     1.1         --      --       78.0     2.6
                                       --------   -----   --------   -----   --------   -----
Operating income (loss)..............  $  (76.3)   (2.1)  $  178.9     5.2   $   86.1     2.8
                                       ========   =====   ========   =====   ========   =====

     You should also read our summary quarterly results of operations for the years ended December 31, 1999 and 1998, which follows our discussion below.

  Revenue

     Revenue was $3.54 billion for the year ended December 31, 1999, $3.45 billion for the year ended December 31, 1998 and $3.06 billion for the year ended December 31, 1997. The increase in 1999 over 1998 of $88.7 million or 2.6% is due to a 3.2% increase in volume offset by a 0.6% reduction in price. The increase in 1998 over 1997 of $398.5 million, or 13.0%, is a result of acquisitions which accounted for 10.3% and volume and price which accounted for 2.7%.

  Cost of Operations

     Cost of operations was $2.79 billion for the year ended December 31, 1999, $2.62 billion for the year ended December 31, 1998 and $2.34 billion for the year ended December 31, 1997, or, as a percentage of revenue, 78.6% for the year ended December 31, 1999, 76.0% for the year ended December 31, 1998 and 76.5% for the year ended December 31, 1997. The increase in cost of operations for 1999 is due primarily to higher fleet costs and the recognition of certain non-recurring expenses related to our restructuring plan discussed in the following paragraphs. The increase in 1998 is primarily due to acquisitions and maintaining a larger fleet. The increase in costs of operations as a percentage of revenue in 1999 is due to higher fleet costs and the recognition of the non-recurring restructuring expense in 1999 combined with a slightly lower average rental rate in 1999 compared to 1998. The decrease in such expenses as a percentage of revenue in 1998 is a result of revenue improvement from rental rate increases over 1997.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $776.8 million for the year ended December 31, 1999, $637.0 million for the year ended December 31, 1998 and $543.9 million for the year ended December 31,

1997, or, as a percentage of automotive rental revenue, 21.9% for the year ended December 31, 1999, 18.4% for the year ended December 31, 1998, and 17.8% for the year ended December 31, 1997. The increase in 1999 over 1998 in aggregate dollars is primarily due to provisions for allowances for doubtful accounts, increased information system costs in part associated with the implementation and remediation of Odyssey, higher selling and marketing expenses and higher commissions. The 1998 increase in aggregate dollars over 1997 is primarily due to acquisitions and costs associated with implementing Odyssey. The 1999 and 1998 increases in selling, general and administrative expenses as percentages of revenue are primarily due to costs associated with implementing and remediating Odyssey and higher selling costs.

  AutoNation Incremental Overhead Allocation

     AutoNation incremental overhead allocations include allocations to us of AutoNation's general and administrative expenses not specifically attributable to its operating subsidiaries. Such allocations are based upon the ratio of our invested capital to AutoNation's consolidated invested capital and were $16.0 million for the year ended December 31, 1999, $14.8 million during the year ended December 31, 1998 and $9.6 million during the year ended December 31, 1997. In addition to these allocations, during the years ended December 31, 1999 and 1998, AutoNation also allocated to us $19.4 million and $15.2 million, respectively, of cost from certain centralized corporate functions. These allocations were based on various proportional cost allocation methods and are included in selling, general and administrative expenses. These combined allocations approximate our estimate of AutoNation's corporate overhead required to support our operations. We believe these allocations are reasonable.

  Restructuring and Other Charges

     During the year ended December 31, 1999, we approved and implemented a plan to restructure certain of our operations. Included in the plan are actions to
(1) consolidate our North American headquarters, (2) reduce non-field headcount as a result of the consolidation of the North American headquarters, (3) renegotiate some of our existing international vehicle supply agreements and reduce our fleet, (4) exit and consolidate certain unprofitable or marginally profitable operating locations both domestically and internationally. We anticipate substantially completing our restructuring plan prior to December 31, 2000.

     In connection with this plan, we recorded a restructuring charge of $40.5 million. The primary components of this charge are: $12.8 million for severance payments related to the closure of our Minneapolis headquarters; $5.2 million related to asset impairments for idled and exited facilities; $3.3 million related to non-cancelable facility leases in North America; $13.6 million related to the closure and disposition of certain unprofitable international operations; $4.7 million related to non-cancelable facility leases in our international operations and $0.9 million of other restructuring related costs. At December 31, 1999, $21.7 million of the restructuring charge remains accrued with most of those costs to be incurred by the end of 2000, excluding certain lease commitments.

     Separately, we have incurred additional charges approximating $18.4 million. Our cost of operations includes a $14.3 million charge related to the renegotiation of certain international supply arrangements as well as the reduction of the size of our existing fleet and $4.1 million of costs related to employee retention payments to be made during the restructuring plan. We expect to continually evaluate market conditions as a basis of determining our fleet size. We plan to accrue future employee retention charges in 2000 approximating $8.8 million. We expect the majority of the retention payments to be made in June and September 2000.

     During the year ended December 31, 1997, we recorded approximately $78.0 million of restructuring and other charges associated with integrating our operations. The primary components of this charge include: $25.0 million related to elimination of redundant information systems; $18.0 million related to fleet consolidation; and $35.0 million related to closure or sale of duplicate rental facilities and other non-recurring expenses. Through December 31, 1999, we have spent approximately $45.3 million related to restructuring activities and have recorded $21.2 million of these restructuring charges against certain assets. As of December 31, 1999, approximately $11.5 million remained in accrued liabilities related to these charges. We expect the majority of these reserves to be utilized during 2000, however, certain contractual obligations for closed locations extend through 2002.

  Interest Income

     Interest income was $1.3 million for the year ended December 31, 1999, $1.4 million for the year ended December 31, 1998 and $7.9 million for the year ended December 31, 1997. The decreases in interest income are primarily due to lower average cash balances on hand during 1999 and 1998.

  Interest Expense

     Interest expense was $14.3 million for the year ended December 31, 1999, $8.0 million for the year ended December 31, 1998 and $6.6 million for the year ended December 31, 1997. The increases in 1999 and 1998 are primarily due to borrowings under various credit facilities to fund expansion of international operations. Interest expense related to revenue earning vehicle financing is included in cost of operations in the accompanying Consolidated Statements of Income and Comprehensive Income.

  Income Taxes

     The provision (benefit) for income taxes was $(18.8) million for the year ended December 31, 1999, $61.3 million for the year ended December 31, 1998 and $31.8 million for the year ended December 31, 1997. The effective income tax rate was a benefit of 21.3% for the year ended December 31, 1999, a provision of 36.0% for December 31, 1998 and a provision of 37.2% for December 31, 1997. The difference in our 1999 rate compared to our 1998 rate is primarily due to the impact of non-deductible items. The decrease in the 1998 effective tax rate compared to 1997 is primarily due to an increase in foreign tax benefits.

  Extraordinary Charges

     In connection with the termination of certain commercial paper programs and other debt extinguishments, we recorded extraordinary charges, net of income taxes, of approximately $1.6 million for the year ended December 31, 1999 and $2.5 million for the year ended December 31, 1997. These charges include the write-off of debt issue costs and other related fees.

QUARTERLY RESULTS OF OPERATIONS

     The following sets forth our summary quarterly results of operations for the years ended December 31, 1999 and December 31, 1998 (in millions):

                                  FIRST            SECOND             THIRD             FOURTH              FULL
                                 QUARTER     %     QUARTER     %     QUARTER      %     QUARTER     %       YEAR       %
                                 -------   -----   -------   -----   --------   -----   -------   -----   --------   -----
1999
Revenue........................  $791.0    100.0   $892.7    100.0   $1,023.3   100.0   $ 835.3   100.0   $3,542.3   100.0
Expenses:
  Cost of operations...........   633.3     80.1    684.0     76.6      763.8    74.6     704.2    84.3    2,785.3    78.6
  Selling, general and
    administrative.............   162.7     20.6    179.2     20.1      225.0    22.0     209.9    25.1      776.8    21.9
  AutoNation incremental
    overhead allocations.......     4.0      0.5      4.0      0.4        4.0     0.4       4.0     0.5       16.0     0.5
  Restructuring and other
    charges....................      --       --       --       --         --      --      40.5     4.9       40.5     1.1
                                 ------    -----   ------    -----   --------   -----   -------   -----   --------   -----
Operating income (loss)........  $ (9.0)    (1.2)  $ 25.5      2.9   $   30.5     3.0   $(123.3)  (14.8)  $  (76.3)   (2.1)
                                 ======    =====   ======    =====   ========   =====   =======   =====   ========   =====
1998
Revenue........................  $775.7    100.0   $864.8    100.0   $1,005.6   100.0   $ 807.5   100.0   $3,453.6   100.0
Expenses:
  Cost of operations...........   605.4     78.1    664.7     76.9      721.0    71.7     631.8    78.2    2,622.9    76.0
  Selling, general and
    administrative.............   151.2     19.4    155.0     17.9      175.1    17.4     155.7    19.3      637.0    18.4
  AutoNation incremental
    overhead allocations.......     3.7      0.5      3.7      0.4        3.7     0.4       3.7     0.5       14.8     0.4
                                 ------    -----   ------    -----   --------   -----   -------   -----   --------   -----
Operating income (loss)........  $ 15.4      2.0   $ 41.4      4.8   $  105.8    10.5   $  16.3     2.0   $  178.9     5.2
                                 ======    =====   ======    =====   ========   =====   =======   =====   ========   =====

  Seasonality.

     Our business, and particularly the leisure travel market, is highly seasonal. Our third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, we increase our rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could result in a significant decrease in customer volume. The first and fourth quarters for our operations are generally the weakest because there is limited leisure travel and a greater potential for weather conditions, either adverse or unseasonable, to impact our business. Many of our operating expenses such as rent, general insurance and administrative personnel remain fixed throughout the year and cannot be reduced during periods of decreased rental demand. Given the seasonality of our operations, our revenue and variable operating and selling expenses are generally higher in aggregate dollars during the second and third quarters as compared to the first and fourth quarters. In addition, in part due to seasonality, our cost of operations as a percentage of revenue is generally higher during the first and fourth quarters as compared to the second and third quarters.

  First Quarter 2000 versus Fourth Quarter 1999

     A summary of our quarterly operating results is as follows for the periods indicated (in millions):

                                                           FIRST              FOURTH
                                                          QUARTER             QUARTER
                                                           2000        %       1999        %
                                                          -------    -----    -------    -----
Revenue.................................................  $810.6     100.0    $ 835.3    100.0
Expenses:
  Cost of operations....................................   654.9      80.8      704.2     84.3
  Selling, general and administrative...................   192.2      23.7      209.9     25.1
  AutoNation incremental overhead allocations...........      --                  4.0      0.5
  Restructuring and other charges.......................      --                 40.5      4.9
                                                          ------     -----    -------    -----
Operating income (loss).................................  $(36.5)     (4.5)   $(123.3)   (14.8)
                                                          ======     =====    =======    =====

     Revenue decreased during the first quarter of 2000 versus the fourth quarter 1999 primarily due to a decrease of 3.7% in rental days offset by a 1.0% increase in pricing. The decline in rental days is primarily due to weak volume in the early part of January as well as repositioning National away from the price sensitive channels.

     Cost of operations decreased in aggregate dollars and as a percentage of revenue for the first quarter of 2000 versus the fourth quarter 1999 primarily due to the fourth quarter of 1999 including a $14.3 million charge for the renegotiation of certain international fleet supply agreements as well as reduction of fleet, and a $4.1 million charge related to employee retention payments to be made during calendar year 2000.

     Selling, general and administrative expenses decreased in aggregate dollars and as a percentage of revenue for the first quarter of 2000 versus the fourth quarter 1999 primarily due to the fourth quarter of 1999 including a $15.0 million provision for allowances for doubtful accounts on certain past due receivables.

     As previously discussed in the Consolidated Results of Operations for the years ended December 31, 1999, 1998 and 1997, we recorded a restructuring charge of $40.5 million in the fourth quarter of 1999.

  1999 versus 1998

     Revenue increased during each 1999 quarter versus the comparable 1998 quarter primarily due to increased volume of 0.8% in the first quarter, 3.5% in the second quarter, 4.8% in the third quarter and 2.4% in the fourth quarter. In addition to the volume increases is the effect of pricing increases (decreases) of 1.0% in the first quarter, (0.6)% in the second quarter, (3.1)% in the third quarter and 1.1% in the fourth quarter of 1999. The decreases in pricing in the second and third quarters of 1999 as compared to the second and third quarters of 1998 are primarily due to attempts to stimulate volume growth.

     Cost of operations increased in aggregate dollars during each quarter of 1999, and as a percentage of revenue in every quarter except the second quarter, versus each comparable quarter in 1998. The primary reason for the increase in cost of operations is due to increased fleet costs, including depreciation and interest expense, during 1999. Overall, fleet size grew to an average of 338,609 vehicles in 1999 from an average of 333,181 vehicles in 1998. The increase in our interest expense is due to a substantial increase in our medium term note program in 1999 as compared to our more extensive use of our commercial paper program in 1998, which allowed us to extend the maturity dates and obtain fixed rates of interest. The fourth quarter of 1999 includes a $14.3 million charge for the renegotiation of certain international fleet supply agreements as well as future reductions of existing fleet. Also, the fourth quarter of 1999 includes a $4.1 million charge related to employee retention payments to be made during our restructuring plan.

     Selling, general and administrative costs increased in aggregate dollars and as a percentage of revenue during each quarter of 1999 versus each comparable quarter of 1998. The overall relative increases are due to higher information systems costs throughout all four quarters due to the implementation and remediation of Odyssey in the first and second quarters of 1999 and operation of Odyssey in the third and fourth quarters of 1999. We expect ongoing costs of operating Odyssey to be consistent with those incurred in the second half of 1999. In addition we recorded incremental provisions for allowances for doubtful accounts on certain past due receivables of $20.0 million in the third quarter and $15.0 million in the fourth quarter of 1999. Finally, we increased sales and marketing spending in the second, third and fourth quarters of 1999.

     As previously discussed in the Consolidated Results of Operations for the years ended December 31, 1999, 1998 and 1997, we recorded a restructuring charge of $40.5 million in the fourth quarter of 1999.

FINANCIAL CONDITION

     We finance vehicle purchases for our domestic automotive rental operations primarily through commercial paper and medium-term note financings. We have reduced our commercial paper program to approximately $1.69 billion from the December 31, 1999 $1.99 billion level and have received commitments to extend $1.49 billion of bank lines of credit supporting our commercial paper program to the earlier of July 2000 or the consummation of the spin-off. Concurrent with the spin-off we expect to revise our commercial paper program to approximately $1.1 billion. Borrowings under this program are secured by eligible vehicle collateral and bear interest at market-based commercial paper rates. As of March 31, 2000, we had approximately $314.3 million available under this program. We expect to continue to fund our revenue earning vehicle purchases with secured vehicle financings. In 1999, we issued $2.5 billion of rental vehicle asset-backed medium-term notes, including $1.25 billion in the form of floating rate notes, $750.0 million at a rate of 5.88% and $500.0 million at a rate of 6.02%. We fixed the effective interest rate on the $1.25 billion floating rate notes at 6.03% through the use of certain derivative transactions. Letters of credit totaling $70.0 million provide credit enhancement for the notes. As of May 2000, these letters of credit have been refinanced through vehicle over-collateralization and investments in restricted cash.


     In April 2000, we issued a $250.0 million variable funding note that will mature on the earlier of June 30, 2000, the date on which the spin-off is consummated, or the date on which we issue medium term notes. In April 2000, we also issued $250.0 million of variable funding notes (increasing to $350.0 million when the spin-off is completed) with a maturity of October 31, 2000.

     We historically have received, and for a limited time will continue to receive, various credit enhancements from AutoNation in connection with our revenue earning vehicle financing programs. Due to our separation from AutoNation, we have modified and will continue to modify our existing financing programs and enter into new financing programs. These changes to our financing programs will result in a higher cost of capital following the separation. You should read our Unaudited Consolidated Pro Forma Financial Statements, which we have included in this Information Statement, for the expected pro forma impact of these changes on our operating results. We cannot assure you that we will be able to modify our existing financing programs or enter into new ones on terms as favorable as we have estimated in the pro forma financial statements. In addition, as an independent public company, as we transition away from the AutoNation credit support, we expect that our future borrowings and credit facilities will contain non-investment grade financial terms, covenants and operating restrictions which have not applied to us as part of AutoNation.


     We expect that AutoNation will continue to guarantee $60.0 million of our outstanding letters of credit, $10.7 million of indebtedness owed to the former owners of an acquired business, approximately $3.0 million of annual rent expense in connection with various real estate lease obligations and our vehicle lease with Mitsubishi. We will have reimbursement obligations to AutoNation to the extent AutoNation is required to satisfy any of its guarantees of any of our obligations. These reimbursement obligations are payable by us upon AutoNation's demand, except in the event that certain of our loans and credit facilities remain in effect as of the date of AutoNation's demand. In that event, the amount of our obligations to AutoNation will be converted to a loan maturing 91 days after the date that all loans under those facilities are paid in full, but not later than September 29, 2003. Each reimbursement obligation or loan payable by us to AutoNation under that reimbursement agreement will bear interest at an annual rate up to 18%. We will pay AutoNation a fee for the anticipated amount of its credit support in an aggregate amount of up to approximately $1.3 million in 2000 and up to approximately $5.8 million in 2001. We believe that the fees to be charged for the guarantees are reasonable and no less favorable to us than we would receive from unaffiliated third parties.



     In conjunction with the spin-off from AutoNation, we have entered into financing arrangements which will provide funds to be available for general corporate purposes and to modify existing revenue earning vehicle financing programs by replacing letters of credit with restricted cash and/or vehicle collateral for credit enhancement purposes. We have entered into a three-year secured revolving credit facility of up to $175.0 million at a floating rate, initially based upon a spread of 2.75% above LIBOR. Borrowings under this credit facility will be subject to certain eligible receivable and real estate collateral limits and the results of an independent third-party review of these and other assets. We also have entered into a supplemental secured revolving credit facility with availability of the lesser of (1) $40.0 million and (2) an amount equal to $175.0 million less the borrowing base of the $175.0 million secured revolving credit facility. We expect that the borrowing base initially will approximate $135.0 million under the $175.0 million secured revolving credit facility. The supplemental secured revolving credit facility has a term of one year, and will be available until no later than May 31, 2001 for us to borrow under to the extent there is no availability for borrowings under the $175.0 million secured revolving credit facility. Any amounts outstanding under the supplemental secured revolving credit facility on its one year maturity date will be converted into a term loan maturing on the maturity date of the three-year $175.0 million secured revolving credit facility. Interest on the supplemental secured revolving credit facility will be payable at a floating rate, initially based upon a spread of 4.5% above LIBOR and increasing by 50 basis points on the first day of each January, April, July and October commencing October 1, 2000. In addition, we have entered into an agreement with a lender for interim financing of $225.0 million to be loaned to us at the distribution date. The initial term of the interim financing shall be 12 months. The interest rate on the interim financing is fixed at 13.5% during the term. The interim financing requires us to pay commitment fees totaling up to $22.0 million, $5.0 million of which was paid upon receipt of the commitment and $5.0 million of which is due upon funding of the interim loan. Additional fees are due on the following dates if any amounts under the interim loan are still outstanding on such date: $2.0 million due September 30, 2000, $5.0 million due December 31, 2000 and $5.0 million due March 31, 2001. If we do not refinance the interim financing by the one year anniversary of its funding, then the interim financing will extend into a non-callable six year term loan and we will be obligated to issue warrants representing up to 7.5% of our fully diluted capital stock and pay a fee approximating 3.0% of the principal interim financing remaining outstanding. The term loan would bear interest at an increasing rate starting at 14.0% and increasing by 50 basis points each 90 day period up to a maximum rate of 18.0%. In connection with certain refinancings of the interim financing, we also may be required, based upon market conditions, to issue the warrants described above.



     The fair value of the warrants on the date of issuance would be treated as a note discount and be amortized as a component of interest expense over the term of the refinancing. The warrants would have a term of 10 years and would have an exercise price of $.01 per share.



     The funding of the financing described above is subject to customary conditions for financing of this type.



     In addition to the debt financing previously discussed, AutoNation has contributed $200.0 million of cash equity to us which was used to replace letters of credit supporting revenue earning vehicle debt through restricted cash deposits and/or reductions in revenue earning vehicle debt. In February 2000, AutoNation contributed $180.0 million of the $200.0 million. The remaining $20.0 million was contributed in May 2000.



     We use interest rate derivative transactions to manage the impact of interest rate changes on our variable rate debt. These derivative transactions consist of interest rate swaps and interest rate caps and floors. The amounts exchanged by the counterparties to interest rate derivatives are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate derivatives form part of the basis for the amounts exchanged by the counterparties, the notional amounts are not themselves exchanged, and therefore, these notional amounts do not represent a measure of our exposure as an end user of derivative financial instruments. At March 31, 2000, notional principal amounts related to interest rate swaps (variable to fixed rate) were $600.0 million. As of March 31, 2000, the weighted average fixed rate payment on variable to fixed rate swaps was 5.78%. Variable rates received on interest rate swaps are indexed to the Commercial Paper Nonfinancial Rate. Notional principal amounts related to interest rate caps and floors as of March 31, 2000 were both $1.25 billion. The interest rate caps and floors effectuate a variable to fixed rate swap at a weighted average rate of 5.77% as of March 31, 2000. Variable rates on the interest rate caps and floors are indexed to LIBOR. Including our interest rate derivatives, our ratio of fixed interest rate debt to total debt outstanding was 75% as of March 31, 2000.


     We believe that, following the AutoNation equity infusion, our cash flow from operations and contemplated short-term and long-term debt financings will be sufficient to satisfy our future working capital requirements, revenue earning vehicle purchases, capital expenditures and debt service requirements for the next twelve months and for the foreseeable future thereafter. We expect to attempt to refinance the $225.0 million interim financing, and will consider refinancing the secured revolving credit facility as well, if more favorable terms can be obtained by us. We can make no assurance that we will be able to refinance any or all of this indebtedness on more favorable terms or at all.

CASH FLOWS


     We discuss below the major components of changes in cash flows for the three months ended March 31, 2000 and 1999 and for the years ended December 31, 1999, 1998, and 1997.

  Cash Flows from Operating Activities



     Cash used in operating activities was $351.6 million for the three months ended March 31, 2000 and $271.7 million for the three months ended March 31, 1999. The increase in cash used in operations is due to increased operating losses, increased purchases of revenue earning vehicles, offset by decreases in other working capital needs primarily due to a decrease in accounts receivables.


     Cash provided by (used in) operating activities was $150.5 million during the year ended December 31, 1999, $(143.3) million during the year ended December 31, 1998 and $(399.3) million during the year ended December 31, 1997. The increase in cash provided by operating activities in 1999 as compared to 1998 is primarily due to net changes in working capital items. Cash provided by (used in) operating activities includes purchases and sales of revenue earning vehicles, and depreciation which totaled $0.3 million for the year ended December 31, 1999, $(288.9) million for the year ended December 31, 1998 and $(503.1) million for the year ended December 31, 1997. Revenue earning vehicle purchases are financed through secured vehicle financings, proceeds from which are included as components of cash flows from financing activities. Cash flows from operating activities also includes non-cash parent overhead allocations and insurance charges that have been historically paid by AutoNation. Non-cash parent overhead and insurance charges were $207.2 million for the year ended December 31, 1999, $204.6 million for the year ended December 31, 1998 and $9.6 million for the year ended December 31, 1997. Following the separation from AutoNation, we will be required to pay our corporate overhead and insurance claims.

  Cash Flows from Investing Activities

     Cash used in investing activities was $17.3 million for the three months ended March 31, 2000 and $42.9 million for the three months ended March 31, 1999. The decrease is primarily due to the completion of the implementation and remediation of the Global Odyssey program during 1999.

     Cash flows from investing activities consist primarily of capital additions. Capital additions were $192.7 million during the year ended December 31, 1999, $204.1 million during the year ended December 31, 1998 and $94.8 million during the year ended December 31, 1997. The decrease in capital additions during the year ended December 31, 1999 is primarily due to completion of the implementation and remediation of the Odyssey program during the year. The increase in capital additions during the year ended December 31, 1998 is primarily a result of the development of Odyssey.

     We intend to finance future capital expenditures primarily through operating cash flow.

  Cash Flows from Financing Activities


     Cash provided by financing activities was $359.0 million for three months ended March 31, 2000 and $395.6 million for the three months ended March 31, 1999. The decrease in cash provided by financing activities is due to higher net proceeds from revenue earning vehicle financing in the prior period offset by a capital contribution from AutoNation of $180.0 million in February 2000. AutoNation contributed an additional $20.0 million in cash as equity in May 2000.


     Cash flows from financing activities during the years ended December 31, 1999, 1998 and 1997 consisted primarily of revenue earning vehicle and working capital financing. The decrease in 1999 as compared to 1998 is primarily the result of the timing of payments and proceeds under our revenue earning vehicle financing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The tables below provide information about our market sensitive financial instruments and constitute "forward-looking statements." All items described are non-trading.

     Our major market risk exposure is changing interest rates, primarily in the United States. Due to our limited foreign operations, we do not have material market risk exposures relative to changes in foreign exchange rates. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt. We use interest rate derivatives to adjust interest rate exposures when appropriate, based upon market conditions. These derivatives consist of interest rate swaps, caps and floors which we enter into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. We use variable to fixed interest rate swap agreements and interest rate caps and floors to manage the impact of interest rate changes on our variable rate debt. Expected maturity dates for variable rate debt and interest rate swaps, caps and floors are based upon contractual maturity dates. Average pay rates under interest rate swaps are based upon contractual fixed rates. Average variable receive rates under interest rate swaps are based on implied forward rates in the yield curve at the reporting date. Average rates under interest rate caps and floors are based upon contractual rates.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of variable rate debt approximates the carrying value since interest rates are variable and, thus, approximate current market rates. The fair value of interest rate swaps, caps and floors is determined from dealer quotations and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.


                                              EXPECTED MATURITY DATE                                 FAIR VALUE
                            -----------------------------------------------------------               MARCH 31,
MARCH 31, 2000:               2000       2001      2002     2003     2004    THEREAFTER    TOTAL        2000
---------------             --------   --------   ------   ------   ------   ----------   --------   -----------
                                                               (IN MILLIONS)
(Asset)/Liability
Variable rate debt........  $1,751.6   $    3.2   $ 35.0   $550.0   $   --     $700.0     $3,039.8    $3,039.8
  Average interest
    rates.................      6.11%      7.00%    5.56%    6.33%      --       6.32%          --          --
Interest rate swaps.......     300.0      100.0       --    200.0       --         --        600.0        (8.5)
  Average pay rate........      5.96%      5.63%      --     5.59%      --         --           --          --
  Average receive rate....      6.87%      7.28%      --     7.25%      --         --           --          --
Interest rate caps........        --         --       --    550.0       --      700.0      1,250.0       (66.9)
  Average rate............        --         --       --     5.73%      --       6.26%          --          --
Interest rate floors......        --         --       --    550.0       --      700.0      1,250.0         9.4
  Average rate............        --         --       --     5.73%      --       6.26%          --          --


                                            EXPECTED MATURITY DATE                                  FAIR VALUE
                          -----------------------------------------------------------              DECEMBER 31,
DECEMBER 31, 1999:          2000       2001      2002     2003     2004    THEREAFTER    TOTAL         1999
------------------        --------   --------   ------   ------   ------   ----------   --------   -------------
                                                              (IN MILLIONS)
(Asset)/Liability
Variable rate debt......  $1,600.8   $    3.2   $ 35.0   $550.0   $   --     $700.0     $2,889.0     $2,889.0
  Average interest
    rates...............      6.00%      6.50%    5.56%    6.72%      --       6.71%          --           --
Interest rate swaps.....     300.0      100.0       --    200.0       --         --        600.0         (6.8)
  Average pay rate......      5.96%      5.63%      --     5.59%      --         --           --           --
  Average receive
    rate................      6.67%      7.32%      --     7.50%      --         --           --           --
Interest rate caps......        --         --       --    550.0       --      700.0      1,250.0        (66.4)
  Average rate..........        --         --       --     5.73%      --       6.26%          --           --
Interest rate floors....        --         --       --    550.0       --      700.0      1,250.0         15.2
  Average rate..........        --         --       --     5.73%      --       6.26%          --           --

                                              EXPECTED MATURITY DATE                                 FAIR VALUE
                            ----------------------------------------------------------              DECEMBER 31,
DECEMBER 31, 1998:            1999       2000      2001    2002     2003    THEREAFTER    TOTAL         1998
------------------          --------   --------   ------   -----   ------   ----------   --------   ------------
                                                               (IN MILLIONS)
(Asset)/Liability
Variable rate debt........  $2,548.6   $1,259.9   $   --   $35.0   $   --       $--      $3,843.5     $3,843.5
  Average interest
    rates.................      5.60%      5.55%      --    5.88%      --       --             --           --
Interest rate swaps.......     650.0    1,000.0    250.0   150.0    400.0       --        2,450.0         45.3
  Average pay rate........      5.83%      5.94%    6.15%   5.88%    5.64%      --             --           --
  Average receive rate....      5.19%      5.41%    5.53%   5.53%    5.53%      --             --           --

NEW ACCOUNTING PRONOUNCEMENT

     In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends FASB Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") by deferring the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We will adopt SFAS 133 beginning January 1, 2001. We have not yet quantified the impact of adopting SFAS 133 on our consolidated financial statements. However, SFAS 133 could increase volatility in earnings and other comprehensive income.

FORWARD-LOOKING STATEMENTS

     Certain statements and information included in the Registration Statement of which this Information Statement forms a part constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements contain or express our intentions, beliefs, expectations, strategies or predictions for the future. In addition, from time to time we or our representatives may make forward-looking statements, orally or in writing. Furthermore, such forward-looking statements may be included in our filings with the Securities and Exchange Commission or press releases or oral statements made by or with the approval of one of our executive officers. Forward-looking statements in this Information Statement include, among others, statements regarding:

     - our ability as an independent company to obtain credit facilities and other services and the costs and other financial terms of these facilities and services;

     - the continued growth of demand for our rental vehicles and our ability to adjust the size of our fleet to meet demand;

     - our ability to achieve operating leverage and economies of scale in our business;

     - our belief that the technical issues associated with Odyssey, National's computer operating system, have been resolved;

     - our expectation that our newly implemented pricing and marketing strategy at National will be successful;

     - our ability to achieve cost savings through the consolidation of our business in certain areas; and

     - our ability to generate cash flow from operations.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things:

     - risks relating to our separation from AutoNation and our operation as an independent public company;

     - risks relating to the qualification of the spin-off as a tax-free distribution;

     - our substantial debt and increased cost of capital and the restrictions which our indebtedness will impose on our operations following the spin-off;

     - risks that our operating losses may continue;

     - the impact of competition in the automotive rental industry;

     - the possibility that our newly implemented strategy at National may not improve its business and the impact of problems we have experienced with Odyssey;

     - the seasonal nature of our business;

     - the effects of decreases in air travel;

     - increases in fuel costs or reduced fuel supplies and their effects on air travel;

     - the continued availability of repurchase programs, the ability of the manufacturers to fulfill their obligations under these programs and the increasing cost of our vehicle fleet;

     - a percentage of our rental fleet is subject to residual value risk upon disposition;

     - risks relating to our dependence on General Motors as our principal vehicle supplier;

     - risks relating to our reliance on asset-backed financing and the risk to our business of an increase in interest rates;

     - the adoption of federal, state or local regulations including those that restrict our ability to sell optional products;

     - the cost of accidents involving our vehicles could exceed our liability insurance;

     - problems that may arise as a result of the consolidation of our brands;
       and

     - potential clean-up costs relating to petroleum storage.

     We undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, other than as required by law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Information Statement.

                                    BUSINESS

COMPANY OVERVIEW

     We own and operate one of the world's largest car rental businesses under the brand names Alamo, National and CarTemps USA. Our rental operations maintain a strong presence in all three markets of the automotive rental industry: leisure travel, business travel and vehicle replacement. In 1999, we operated an average worldwide fleet of approximately 339,000 cars. Alamo and National serve the daily rental needs of both leisure and business travelers from a network of approximately 3,000 on-airport and near-airport locations in all 50 states of the United States, as well as in Canada, Europe, the Caribbean, Latin America, Asia, the Pacific Rim, Africa and the Middle East. CarTemps USA is our domestic replacement rental business which operates in over 400 locations throughout the United States.

     Alamo has been in business for more than 25 years and we believe that the brand enjoys both domestic and international recognition as a leader in the leisure rental market. Alamo operates exclusively through company-owned locations in the United States and through both company-owned and franchised locations internationally. For the three months ended March 31, 2000, Alamo had North American revenue of approximately $317 million. In the year ended December 31, 1999, Alamo had North American revenue of approximately $1.4 billion.

     National and its predecessors have been operating under the "National" name since 1947. National primarily serves the business travel market. National operates through both company-owned and franchised locations in the United States and internationally. For the three months ended March 31, 2000, National had North American revenue of approximately $338 million. In the year ended December 31, 1999, National had North American revenue of approximately $1.5 billion.

     We operate the Alamo and National brands in over 2,000 locations outside the United States and Canada. In 1999, the majority of our international revenue was generated in the United Kingdom. For the three months ended March 31, 2000, our international operations outside of North America had revenue of approximately $86 million. In 1999, our international operations outside of North America had revenue of approximately $370 million.

     We launched the CarTemps USA brand in January 1998 by consolidating the replacement operations of several different businesses which we owned. For the three months ended March 31, 2000, CarTemps USA had revenue of approximately $70 million. In the year ended December 31, 1999, CarTemps USA had revenue of approximately $283 million.

     For the three months ended March 31, 2000, on a consolidated basis, our operations generated revenue of $810.6 million, and an operating loss of $36.5 million. In the year ended December 31, 1999, on a consolidated basis, our operations generated revenue of approximately $3.5 billion, and an operating loss of $76.3 million, which was primarily attributable to an operating loss of $123.3 million in the fourth quarter of 1999.

     ANC Rental was incorporated in Delaware in October 1999 as a wholly owned subsidiary of AutoNation.

AUTONATION OVERVIEW

     Before 1995, AutoNation was known as Republic Waste Industries, Inc. and its subsidiaries operated solely in the solid waste services business. In late 1995 and 1996, AutoNation entered the electronic security services, automotive retail and car rental industries through numerous acquisitions, and changed its corporate name to Republic Industries, Inc. In 1997, AutoNation sold the electronic security services business to a third party. In 1998, AutoNation's solid waste services business, which was organized under the corporate name Republic Services, Inc., completed an initial public offering of approximately 36% of its common stock. In 1999, AutoNation completed the separation of the solid waste services business by selling substantially all of its remaining interest in Republic Services in a secondary public offering. AutoNation also changed its corporate name to AutoNation, Inc. in April 1999. Upon completion of the proposed separation and distribution of ANC Rental from AutoNation, AutoNation will operate only in the automotive retail business.

With approximately 400 franchised automotive dealerships, AutoNation is the largest automotive retailer in the United States. AutoNation's common stock trades under the symbol "AN" on the New York Stock Exchange.

OUR INDUSTRY

     The U.S. automotive rental industry had revenue of $18.3 billion in 1999, an increase of 6.4% over the $17.2 billion of revenue recorded in 1998, according to Auto Rental News. Domestic industry revenue has increased every year since 1985 and grew at a compound annual growth rate, or CAGR, of 10.7% between 1985 and 1999.


                (U.S. Automotive Rental Industry Revenue Bar Chart)

           [U.S. Automotive Rental Industry Revenue]      [5-Year CAGR 7.6%]
                    [(dollars in billions)]               [9-Year CAGR 7.9%]
                                                          [14-Year CAGR 10.7%]

[$4.4  $9.2  $9.7  $10.5  $11.1  $12.7  $13.0  $14.6  $15.6  $17.2  $18.3]
[1985  1990  1991  1992    1993  1994   1995   1996   1997   1998   1999]



     Source: Auto Rental News 2000 Fact Book

     Significant changes in the ownership of existing participants in the vehicle rental industry have occurred since 1996. AutoNation acquired Alamo in 1996 and National in 1997, each from private owners. Team Rental Group, Inc., a large, publicly owned franchisee of Budget Group, Inc., acquired control of Budget from Ford Motor Company in 1997. The Hertz Corporation, which was previously owned by Ford, Avis Group Holdings, Inc., which was previously owned by Cendant Corporation, and Dollar Thrifty Automotive Group, Inc., which was previously owned by Chrysler Corporation, each conducted an initial public offering of its common stock in 1997. As a result of these changes in ownership, we believe that the industry is increasingly characterized by more disciplined and generally higher pricing, better fleet management, improved overall service and facilities and a greater focus on profitability. We believe car rental companies with on-airport locations are also benefiting from a recent trend whereby an increasing percentage of airport concession fees, which historically have been absorbed by the car rental company, are being passed through to the customer.

     We believe that the industry can be divided into two principal markets, the $13.8 billion daily rental market and the $4.5 billion replacement rental market. The daily rental market consists of two principal sub-markets, business and leisure, each representing approximately 50% of the overall daily rental market. We believe that the U.S. daily car rental industry will continue to grow, principally due to continued increases in airline passenger traffic, increased business travel and the trend toward shorter, more frequent vacations. In particular, we believe that leisure travel will increase as a result of the growing number of households with two wage earners and the demographic trend toward older, affluent Americans, many of whom are frequent travelers.

  Daily Rental

     The daily rental market consists of two principal sub-markets, business and leisure rentals, each representing approximately 50% of the total market. Our management believes that our mix of business and leisure rentals is consistent with the industry mix. We derive most of our daily rental market revenue from deplaning passengers, primarily at on-airport or near-airport sites. Customers in the daily rental market are generally:

        (1) business travelers renting under negotiated contractual arrangements between their employers and the rental company;

        (2) business and leisure travelers who may receive discounts through travel, professional or other organizations;

        (3) small corporate accounts that are provided with a rate and benefits package that does not require a contractual commitment; or

        (4) leisure travelers with no organizational or corporate affiliation.

     Travelers who do not have the benefits of negotiated contractual arrangements generally are influenced by price, advertising and reputation for reliability and service.

     The significant brands in the daily U.S. rental market include Alamo, National, Hertz, Avis, Budget, Enterprise, Dollar and Thrifty.

  Replacement Rental

     The replacement rental market is nearly exclusively off-airport, deriving its business from two principal sources: the temporary replacement of a person's primary vehicle while it is out of service for extended repair, and discretionary rentals for local business or leisure travel.

     The replacement rental market is characterized by relatively low revenue per day and long rental periods compared to the daily rental market. With the principal revenue stream from insurance company collision claim centers, many transactions are directed to an approved list of specific rental car companies by way of standard rental contracts under terms negotiated with the insurance companies. Because of this and other unique service delivery requirements, until recent years, the major on-airport rental businesses have not actively participated in the replacement market. Over the last two to three years, however, a number of the major participants in the on-airport rental business have reconsidered their position and have begun to enter the replacement rental market.

  International Market

     The international market can be divided into the $8.6 billion European market and other, less developed automotive rental markets, including Australia, Latin America, Africa, Japan and the Far East. A significant portion of the international market revenue is concentrated in the top five European rental markets, comprised of the United Kingdom, France, Spain, Germany and Italy.

BUSINESS STRATEGY

     Our goal is to be the automotive rental provider of choice, achieving consistent, sustainable and profitable growth through the strategic positioning of our brands in the vehicle rental market. Key elements of our strategy to achieve this goal consist of the following:

     - CLARIFY BRAND MANAGEMENT AND POSITIONING. We have implemented numerous marketing and other initiatives aimed at clarifying and strengthening the position of Alamo and National in their respective sub-markets. We recently consolidated our marketing department to ensure that each brand's attributes are appropriately communicated to their targeted customer bases.

        - Alamo. Alamo is focused on increasing its presence in major tourist destinations such as Florida, California, Nevada, Arizona and Hawaii. In 1998, we closed 23 domestic Alamo locations which were not major leisure travel destinations and were thus inconsistent with Alamo's focus and strategic objectives. Alamo's "Drive Happy" marketing campaign is targeted at leisure travelers, particularly families, and aims to associate Alamo with the vacation experience.

        - National. National seeks to improve its position as a premium brand which is focused on the business or frequent traveler. National's new marketing programs are designed to educate travelers about National's service offerings, emphasizing ease, speed and choice as positive brand attributes.

        - CarTemps USA. CarTemps USA continues to build its brand identity with its key customers in the insurance and collision repair industries.

     - PROVIDE A SUPERIOR CUSTOMER EXPERIENCE. Alamo, National and CarTemps USA have recently tailored their approach and service offerings to target their respective customer bases.

        - Alamo. We recently engaged the services of the Doblin Group, a consumer research firm, to identify the primary unmet needs of leisure travelers. In response to this study, we are implementing a number of enhancements to our major Alamo facilities. These enhancements include changing areas, play centers for children, kiosks that provide information about local area attractions and events, the sale of convenience foods and personal items, luggage handling, better signage and brightly colored buses. Our goal is to make Alamo part of the leisure traveler's vacation experience by meeting the renter's needs and thereby increasing brand loyalty.

         Facilities with these enhancements were put in place in the first quarter of 2000 in Fort Lauderdale, Florida and Dallas/Fort Worth, Texas. We expect to roll out enhanced facilities at other major locations throughout the remainder of 2000 and 2001. We also plan to add travel kiosks and improved signage throughout the entire network in 2000 and 2001.

        - National. We believe that the frequent or business traveler seeks rapid, simple, efficient service with limited required interaction with employees of the rental car company. National's Emerald Aisle service allows a customer enrolled in the brand's proprietary Emerald Club program to complete the rental transaction without having to make an advance reservation or visit the rental counter. The customer proceeds directly to the Emerald Aisle, selects the car of his or her choice and proceeds to the exit gate where the transaction is completed in a matter of minutes. We believe that National will benefit as travelers become more aware of the brand's service attributes. In particular, National is targeting inactive Emerald Club accounts with a direct marketing campaign aimed at increasing awareness of Emerald Aisle service.

        - CarTemps USA. We believe that the insurance replacement customer desires a fast, efficient and low-cost solution for placing its policyholders or claimants in clean, well-maintained vehicles. CarTemps USA's mission is to make the vehicle replacement rental part of the insurance claim process one that reflects positively on it and its insurance partner.

     - IMPROVE PROFITABILITY. We are focused on increasing our profitability and operating margins through the following initiatives:

        - Improved Revenue Management. We manage revenue centrally for Alamo and National. Our focus is on fleet size, fleet sharing and relative pricing levels consistent with each brand's service attributes. National's pricing levels are targeted to be consistent with those offered by its principal competitors in the business or frequent traveler market. National's rates will typically be above those offered by Alamo, which will offer prices in line with those of its principal competitors in the leisure rental market. We have integrated our revenue management with our operations and fleet management to determine daily city-by-city demand and fleet sharing opportunities. This allows us to increase profitability through greater control of vehicle availability and rate changes.

        - Shared Services and Integration Opportunities. We believe that opportunities exist to further integrate and derive additional efficiencies from the consolidation of certain functions of Alamo and National. In addition to revenue management, shared services will include fleet management and maintenance, reservations, accounting, legal, risk management and human resources. In November 1999, Alamo and National began to share their fleets, which has resulted in an improvement in the overall fleet utilization rate and lower vehicle costs per rental than would have been recorded without such initiatives. In addition to joint contract negotiations for purchasing fleet and fuel, we also expect to derive savings from joint purchases of media and other common goods and services. In addition to cost reductions, we are focused on joint marketing and information sharing among our brands.

        - Cost Savings. We implemented a cost reduction program in the fourth quarter of 1999 which is expected to result in approximately $30.0 million of annual cost savings. Approximately $23.0 million of savings is expected to result from the consolidation of National's former headquarters in Minneapolis, Minnesota into our corporate headquarters in Fort Lauderdale, Florida as a result of lower headcount and reduced facilities and operating expenses. International restructuring activities, which include the divestiture or closing of unprofitable operations, as well as the renegotiation of certain vehicle supply contracts in the United Kingdom, are expected to result in annual savings of approximately $7.0 million. We will continue to evaluate unprofitable or marginally profitable operations.

        - Other Initiatives. We recently changed our operating structure to place more focus and accountability at the local level. We have developed impact plans on a city-by-city basis that establish benchmarks for key operating, financial and customer service measurements. The impact plans are used to measure and motivate performance, providing monthly feedback on action items. Compensation has been realigned to provide attractive incentives to city managers who are successful in meeting or exceeding defined benchmarks. We are also focused on reducing the amount of working capital which is employed in our business by maximizing supplier relationships and targeting asset management by improving our technology to allow for faster billing and collection of our customer accounts.

     - EXPAND PRESENCE IN REPLACEMENT RENTAL MARKET. We intend to expand CarTemps USA through a combination of geographic expansion, greater penetration of existing served markets and increased development of relationships with insurance companies, automotive dealerships and collision repair centers. We believe that the replacement rental business offers the potential for high returns on invested capital and operating margins in excess of those generally attainable in the daily rental market. We also believe that many insurance companies seek to utilize more than one replacement vehicle provider. We intend to open approximately 30 new CarTemps USA locations annually for the next three years, which will require a limited capital investment.

     - UTILIZE THE INTERNET. We expect to continue to improve the functionality of our web sites by leveraging our Internet expertise, technology and research across all of our brands. We are also expanding business-to-business connectivity between our web sites and corporate accounts, travel agents and tour operators in order to facilitate communication, administration and information and data flow. We have developed strategic alliances with numerous on-line travel companies, airlines, hotel operators and other travel industry participants to encourage on-line reservations. In addition to customer and potential revenue enhancement benefits, on-line reservations allow us to reduce the costs of generating and processing reservations.

OPERATIONS

     We serve two markets: the North American market and the international market. Within the North American market, we provide both daily rental operations, through our Alamo and National brands, and vehicle replacement rental services through our CarTemps USA brand. Within the international market, we provide daily rental operations through our Alamo and National brands.

     We generate revenue primarily from renting automobiles to business and leisure customers on a daily, weekend, weekly or monthly basis as well as the sale of ancillary rental products. Approximately 87% of our revenue is derived from vehicle rental charges with the remaining 13% derived from the sale of liability and other accident protection products, fuel usage fees, and customer convenience products including vehicle upgrades, additional or underage driver privileges, inter-city privileges, infant seat rentals, cellular phone rentals and ski rack rentals.

  NORTH AMERICAN DAILY RENTAL OPERATIONS

     Organizationally, both the Alamo and National business units remain stand-alone operations responsible for all activities directly affecting the customer such as airport relations, sales and marketing and counter operations. One of the key components of our business strategy is to achieve operating leverage and economies of scale in fleet financing, fleet utilization and maintenance, revenue management and reservations. In addition, we anticipate that our shared services organization will provide administrative services to our business units, including accounting, legal, risk management and human resources. To this end, we have already commenced integration of some of the common business functions of Alamo, National and CarTemps USA such as information systems and fleet management and we are developing plans to further integrate additional common business functions if management deems it economically beneficial.

  Alamo Rental Operations

     We believe that the Alamo brand enjoys both domestic and international recognition for meeting the needs of leisure travelers concerned with obtaining the best value for their dollars. The Alamo brand has historically served a large number of discretionary travelers who rent cars for leisure purposes. Also important to the Alamo brand are small business customers, as well as customers who have selected Alamo as a secondary supplier for commercial travel. Alamo, through approximately 100 company-owned rental locations, operates in 36 states in the United States and in Canada and Mexico.

     With the brand's leisure focus, Alamo's top ten rental locations, which generate in excess of 40% of its total revenue, are in major tourist destinations in Florida, California, Nevada, Arizona and Hawaii. Because the Alamo brand primarily targets the leisure traveler, approximately 25% of its business comes from the direct consumer sub-market and demand is driven in large part by our direct advertising and promotional efforts. In addition, approximately 60% of its revenue in 1999 was generated in the domestic tour, international tour, travel agent and affinity markets. The affinity markets include customers affiliated with travel clubs, airlines, hotels, professional and trade associations and credit cards. Ancillary markets include small corporate travelers where value is the critical buying factor.

  National Rental Operations

     National has built its reputation in the automotive rental industry as a provider of high quality vehicle rental services, targeting the demanding needs of the frequent traveler. National, through approximately 740 company-owned and franchised rental locations, operates in all 50 states of the United States, Canada and the Caribbean.

     National's business base is more diverse than Alamo's as a result of the brand's focus on the frequent traveler. National's top ten rental locations, which generate approximately 30% of its total revenue, are comprised of business travel destinations, such as Los Angeles, Atlanta, Chicago, San Francisco, Newark, Dallas and Orlando.

     The National brand has found success positioning itself in the business travel market. Accordingly, its core sub-markets are medium and large corporate accounts representing in excess of 50% of its revenue. Its remaining revenue comes from the leisure travel market through sources such as travel agents and affinity groups.

  Sales and Marketing

     The sales and marketing efforts of the Alamo and National brands in the United States are tailored to the separate sub-markets that each brand serves.

     Alamo focuses its sales and marketing activities on the following customer segments:

     - Domestic and international tour operators. Tour operators create package tours by assembling various components of travel such as airfare, hotel, car rental and other needs. Our sales force contracts with tour operators, typically for one year and in certain cases pursuant to multi-year agreements, to be a primary or secondary provider of car rental services for these tour operators' packaged vacations.

     - Travel agencies. Alamo enjoys preferred relationships with large consortia groups such as American Express, Vacation.com and Carlson Wagonlit who offer our car rental services through their extensive travel agency networks. Alamo markets to front-line travel agents through its proprietary Alamo CASH-IN Club program whereby travel agents can become members and earn CASH-IN club points redeemable for merchandise at numerous retailers such as Home Depot, Sharper Image, Sam's Club and Wal-Mart. There are over 50,000 travel agents enrolled in this program. Telesales and direct marketing efforts are used to reach small and independent agencies. All travel agents can obtain Alamo information and products at our TA.Alamo.com web site.

     - Direct consumers. Alamo markets to consumers using television, newspapers, specialized seasonal product offerings (such as ski products), targeted direct mail and e-mail and partnership efforts. The direct consumer is served through Alamo's customer reservation centers and our Alamo.com web site.

     National focuses its sales and marketing activities on the following customer segments:

     - Corporate accounts. National has had a strong presence in the corporate market for over 50 years and primarily serves its corporate renters via its Emerald Aisle product. Emerald Club membership offers corporate renters an expeditious, paperless rental and their choice of vehicle at the Emerald Aisle. Emerald Club members are served through a dedicated communication area at our reservation centers and through special booking paths at our Nationalcar.com web site. In addition, National uses telesales and direct marketing efforts to reach and service small and mid-size accounts which are an important component of its mix of corporate business.

     - Other frequent renters. National markets its products to frequent renters through television, newspapers, trade publications and direct marketing and partnership efforts. Frequent renters are offered the unique features and benefits of the Emerald Club through enrollment as unaffiliated corporate members.

     Both Alamo and National contract with and participate in association and affinity programs, including travel clubs, trade and professional associations and conventions, in order to reach members with special benefits and promotions. In addition, several of the programs provide renters with discounts and rewards at retail outlets, restaurants and travel clubs.

     Alamo and National participate in many airline frequent flyer and loyalty programs whereby renters can be rewarded with points, credits and rewards from travel partners such as American Airlines, Inc., Delta Air Lines, Inc., United Air Lines, Inc. and Hyatt Hotels. These relationships also provide Alamo and National with cooperative marketing opportunities. Additionally, both brands participate in certain credit card membership programs that provide special benefits to card members and joint marketing opportunities for the credit card issuer and our brands.

  Reservations

     We operate four reservations centers used primarily for bookings by leisure and business travelers located in Charlotte, North Carolina, Charleston, South Carolina, Boca Raton, Florida and Salt Lake City, Utah. The reservation system routes calls to all centers for optimal utilization so that customers get the best and quickest service. In addition, the reservation centers used by Alamo and National are linked so that if one brand is sold out the customer will be rerouted to the other for service. A large percentage of Alamo's and National's bookings are directed to our reservation system through airline and other third-party reservation systems, including systems operated by Sabre Holdings Corp. and Galileo International, Inc.

     We believe that Alamo's web site is viewed as a leader among car rental web sites in terms of customer awareness, ease-of-use and functionality. An independent study conducted by Forrester Research recognized Alamo's web site for having the highest loyalty rating of any car rental company. Alamo's on-line reservations in 1999 increased nearly 200% over 1998, and currently approximately 10% of Alamo's total bookings are generated from Alamo's web site or through our relationships with on-line travel marketers. Alamo is the only car rental company that provides a complete comparison vehicle-shopping screen based on true availability of all car types and related prices for the customer's selected rental location and dates. Additionally, Alamo maintains separate travel agent and tour operator sites in order to facilitate communication, administration and reservations directly with travel agents and tour operators.

     National's web site bookings have grown from approximately 7,700 bookings during the first quarter of 1999 to approximately 123,000 bookings in the first quarter of 2000. National's web site strategy is to provide the same premium expedited service on-line as it provides off-line. National is currently relaunching its reservation process to allow any reservation to be completed in three clicks. Additionally, Emerald Club members will be recognized, profile data pre-filled and reservation completed in an innovative one-click process. The new reservation process creates a leading site for reservation speed and ease. We also expect that National's web site will be able to dynamically offer products to Emerald Club members who elect on-line personalization membership based on profile data, preferences, location, vehicle availability and dates to best suit their frequent travel needs.

  REPLACEMENT RENTAL OPERATIONS

     We serve the replacement rental market through our CarTemps USA operating subsidiary. We launched the CarTemps USA brand in January 1998 by consolidating the operations of Spirit Rent-A-Car, Snappy Car Rental and Alasys replacement rental businesses. In the first quarter of 1998, we consolidated Spirit, Snappy and some of our Alasys rental locations on a city-by-city basis, maximizing our presence in each of the then existing markets. We simultaneously focused on consolidating the administrative activities of our replacement rental operations in Solon, Ohio under one management team. We completed these consolidation activities within the CarTemps USA business in the first half of 1998. Since then, CarTemps USA has expanded its business by opening new locations, including within the network of service, repair and collision center operations in AutoNation's automotive retail business.

     We intend to expand CarTemps USA through a combination of geographic expansion, greater penetration of existing served markets and increased development of relationships with insurance companies, automotive dealerships and collision repair centers. In particular, we intend to open approximately 30 new CarTemps USA locations annually for the next three years, which will require a limited capital investment.

  INTERNATIONAL OPERATIONS

     Our international operations consist of company-owned and franchise operations in Europe, Africa, the Middle East, Asia, the Pacific, Latin America and the Caribbean. Our operations outside North America accounted for 10.4% of our 1999 revenue. The majority of this international revenue was generated in the United Kingdom. As part of our restructuring plan, we are in the process of exiting certain unprofitable or marginally profitable international locations.

     Until October 1997 our company-owned operations consisted solely of Alamo locations in the United Kingdom, Germany and several smaller continental European countries. In October 1997, we significantly increased our presence with the acquisition of EuroDollar p1c which moved us into a market leadership role in the United Kingdom. Commencing in February 1998, we began the consolidation and expansion of operations, combining the acquired EuroDollar operations with Alamo's European operations and some existing EuroDollar licensees and joint ventures. Since that time we have focused our efforts on re-branding the businesses and developing the network for both the Alamo and National brands. In April 1998, we formed a joint venture with Macquarie Bank Limited and acquired a controlling interest in the Australian car rental business operated under the name of DASFLEET Rentals.

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

     National serves its customers in Japan and other parts of the Pacific through a marketing affiliation with Nippon-Rent-A-Car. Before February 1, 1998, National served its customers in Europe, Africa and the Middle East through a marketing affiliation with Europcar/Interrent. Beginning February 1, 1998, as a result of our acquisition of EuroDollar plc in the fourth quarter of 1997, National began to operate, and in some cases license, locations in each of these markets. EuroDollar operations in Europe were rebranded as National operations in 1998.

     Today we operate the Alamo and National brands in 67 countries outside the United States and Canada. Internationally, we have over 2,000 locations consisting of both on-airport and city operations. National operates through both company-owned and franchised locations internationally. We operate an international fleet of approximately 120,000 rental vehicles, of which approximately 36,000 are within our company-owned locations.

     Within Europe, the business market accounts for 47% of our revenue, the leisure market accounts for 45% of our revenue and the replacement market accounts for 8% of our revenue.

     Internationally, Alamo's market strength is in the leisure rental market. Traditionally we have focused on generating inbound leisure business to the United States from tour operators, car rental brokers and retail travel agencies. In 1999 we expanded our sales force to focus more heavily on the previously underserved Pan-European and United States to Europe leisure travel markets, capitalizing globally on the strength of the Alamo brand name.

     National supports its local country sales forces in Europe with a newly formed pan-European sales force in all major countries. The pan-European sales force is geographically based at the point of decision for each multi-national account, creating a seamless global account management system to benefit our multi-national corporate customers. The efforts of the sales force are supported through our global reservations and distribution capabilities.

INFORMATION TECHNOLOGY

     A comprehensive network of hardware and software applications support our rental operations. Key systems applications include reservations, rental operations, fleet management, third-party reservation systems and tour operator links, Internet web sites, commission processing, billing, accident claims, financial and human resources. Our information technology infrastructure, which provides service on four continents, allows us to manage our operations on a real-time basis and quickly respond to changing market dynamics.

     Our Odyssey information system, which was developed over the course of several years, currently has three main components: a reservation system, an operating system and a fleet management system. Odyssey is used to support National in the United States, Canada and Australia. Alamo operations in the United States, Canada and continental Europe use Alamo's legacy systems, which are fully integrated information systems that include reservations, rental operations and fleet management. National's UK operations use a fully integrated separate stand-alone system, with interfaces to Odyssey and Alamo's systems.

     Although we may implement some components of Odyssey at a future date at Alamo or in connection with certain of our other operations, we do not expect to further implement any of the components of Odyssey in the current fiscal year. We have developed interfaces between Odyssey and Alamo's legacy systems which allow our brands to share certain critical information about our operations, particularly with respect to the size, composition and location of each brand's fleet. This information has allowed us to share fleet among our brands.

FLEET ACQUISITION AND MANAGEMENT

     The single largest cost to a rental car company is its fleet. Since the late 1980s, vehicle rental companies have acquired vehicles primarily through manufacturer repurchase programs. Repurchase prices under these programs are based on either a specified percentage of original vehicle cost determined in the month the vehicle is returned or the original capitalization cost less a set daily depreciation amount. These repurchase programs limit a vehicle rental company's residual risk with respect to vehicles purchased under the programs.
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

This enables vehicle rental companies to determine depreciation expense in advance. We believe that most vehicles in the fleets of U.S. rental companies that participate in the daily rental market are "non-risk" vehicles.

  Vehicle Supply

     General Motors has been the principal supplier of rental vehicles to Alamo and National for many years. In model year 1999, vehicles manufactured by General Motors made up approximately 78% of our domestic rental fleet purchases.

     As of December 31, 1999, approximately 73% of our fleet purchases were subject to manufacturer repurchase programs under which either the manufacturer is obligated to repurchase vehicles within designated periods of time or has guaranteed that the vehicles will not depreciate more than a specified amount compared to actual auction prices. Using manufacturer repurchase programs, Alamo and National acquired approximately 94% of their combined U.S. rental fleet in model year 1997, 91% of their combined U.S. rental fleet in model year 1998 and 91% of their combined U.S. rental fleet in model year 1999. For model year 2000, we anticipate that approximately 95% of the combined U.S. rental fleet of Alamo and National will be acquired under repurchase programs. We may, at our option, require the manufacturers to repurchase vehicles under the repurchase programs at any time during allowable periods. If we return vehicles subject to repurchase programs earlier than originally anticipated, we typically will incur additional depreciation expense for the period during which these vehicles were in service. Vehicle depreciation expense is the single largest component of our cost of operations, and vehicle manufacturers' repurchase programs materially affect this expense.

     Under repurchase programs with General Motors, the rental fleets of Alamo and National must consist of specified minimum percentages of General Motors vehicles. Through model year 2000, at least 51% of the vehicles in the respective fleets of Alamo and National must come from General Motors if Alamo and National are to remain eligible for incentives under the repurchase programs. In return, General Motors has agreed to make available a specified minimum number of vehicles each model year.

     Purchases outside of repurchase programs come from a number of sources, including vehicle manufacturers, private and public auctions, wholesalers and automotive dealerships.

  Vehicle Disposition

     Our current operating strategy is to hold vehicles in our daily rental fleet for not more than 12 months, with the average fleet age being less than six months. Our current operating strategy is to hold vehicles in our replacement rental fleet for not more than 24 months, with the average fleet age being less than 12 months. Approximately 92% of the vehicles acquired for our North American daily rental fleet during the 1999 model year, including most General Motors vehicles, were eligible for repurchase programs. These programs impose return conditions, including those related to mileage and repair condition over specified allowances. Less than 3.4% of the repurchase program vehicles purchased by us in 1998 were ineligible for return. Upon return of a repurchase program vehicle, we receive a price guaranteed at the time of purchase and are thus protected from a decrease in prevailing used car prices in the wholesale market. We also dispose of our used vehicles that repurchase programs do not cover at dealers in the United States through informal arrangements or at auctions. The future percentage of repurchase program vehicles in our fleet will depend on the continued availability of repurchase programs, over which we have no control.

  Maintenance

     We place a strong emphasis on vehicle maintenance since quick and proper repairs are critical to fleet utilization. To accomplish this task we employ full-time National Institute for Automotive Service Excellence fully certified technician instructors. In addition, we have entered into agreements with numerous AutoNation dealerships under which they agree to maintain and service our local fleet vehicles. These arrangements provide us with qualified and experienced technicians with established manufacturer relationships.
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

CUSTOMERS

     In 1999, no one customer accounted for more than 10% of our total revenue.

COMPETITION

     The automotive rental industry is characterized by intense price and service competition. We believe we compete through a competitive pricing structure, increased service levels, better vehicle quality, availability and value, and convenient rental locations maintained in good condition. In any given location, we may encounter competition from national, regional and local vehicle rental companies. Our main domestic competitors in the business and leisure travel markets are Avis Group Holdings, Inc., Budget Group, Inc., The Hertz Corporation, and, in certain locations, Dollar Thrifty Automotive Group, Inc. and, in the replacement rental market, certain of these companies along with Enterprise Rent-A-Car, which dominates the replacement rental market. In Europe and other foreign markets, our vehicle rental business competes with the companies listed above, as well as with their international affiliates and licensees and other national and local vehicle rental companies. At times, industry-wide price pressures have adversely affected the major vehicle rental companies, and our vehicle rental business has, on such occasions, priced its product in response to these pressures. Moreover, at times when the vehicle rental industry has experienced vehicle oversupply, competitive pressure has intensified, with a negative impact on the industry's rental rates. Over time we have focused on optimizing our cost structure to improve our overall competitive position. Among the most significant of the initiatives are the integration of some administrative functions and the implementation of common operating systems and technologies where integration is practical.

PROPERTIES

     We currently own office facilities in Minneapolis, Minnesota and Fort Lauderdale, Florida, as well as a reservations center in Charleston, South Carolina. We are in the process of selling our former Minneapolis headquarters and certain surplus Fort Lauderdale facilities. We lease reservation and data centers in Charlotte, North Carolina, Boca Raton and Fort Lauderdale, Florida and Salt Lake City, Utah, and office facilities in Fort Lauderdale, Florida and Solon, Ohio.

     We conduct our system-wide operations at over 3,000 locations throughout the world, of which approximately 1,000 are located within the United States and approximately 2,000 are located outside the United States. These locations include rental and sales offices and rental and service facilities located on or near airports and in central business districts in major U.S. cities and suburban areas. We lease most of these premises.

     Our facilities serving airport locations are located on airport property or near the airport in locations convenient for bus transport of customers to the airport. We lease nearly all of these airport locations from governmental authorities charged with the operation of the airports under arrangements generally providing for either the payment of a fixed rent or the payment of rent based on a percentage of revenue at a location with a guaranteed annual minimum payment. Most of our other facility leases provide for fixed rental payments. Each of the airport facilities in the metropolitan areas we serve includes, in addition to concession space, vehicle storage and maintenance areas, as well as rental and return facilities. The typical airport facility leases may not necessarily have the same duration as our local airport concession agreement. Most of our airport facility leases expire at varying times over the next ten years. Some of these leases include purchase options at the end of their terms.

     We lease our city and suburban rental locations from third parties, including some dealerships owned by AutoNation, under lease agreements which expire at various times over the next ten years.

     We believe that our facilities are sufficient for our needs.

AUTOMOTIVE REGULATIONS

     Our operations generally are subject to various federal, state and local laws and regulations including those relating to taxing and licensing of vehicles, consumer protection, finance, insurance, advertising,
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

currency controls, used vehicle sales, zoning and land use, environmental and labor matters. In addition, a majority of states have considered legislation affecting the sale of loss damage waiver products. To date, approximately half of the states have enacted legislation requiring disclosure to each customer at the time of rental that the customer's personal automobile insurance may cover damage to the rental vehicle and therefore purchase of a collision damage waiver may be unnecessary. In addition, adoption of national or state legislation limiting the sale or capping the rates of collision damage waiver products could further restrict sales of this product and additional limitations of potential customer liability could increase the cost of our operations. During the past two years, however, one state enacted legislation to rescind the price control of collision damage waivers, and another state has enacted legislation to partially rescind renter immunity from liability and permit the sale of collision damage waivers.

     As a result of private and past governmental regulatory legal proceedings in some states regarding the sale of loss damage waivers and other optional service items at the rental counter, including liability insurance, personal accident coverage, personal effects coverage and other travel related coverages, the vehicle rental industry has requested regulatory agencies and legislative bodies to provide affirmative authorization for the sale of these services and products. To date, several states have either adopted clarifying legislation to fully exempt the industry from licensing requirements or enacted special or limited licenses to specifically cover the sale of insurance products incidental to the vehicle rental. However, the outcome of the legal proceedings and the initiation of any future governmental regulatory proceedings could negatively impact the revenue generated from the sale of these services and products.

     Our operations are also subject to various federal, state and local consumer protection laws and regulations including those relating to advertising and disclosure of charges to customers. The National Association of Attorneys General has promulgated suggested guidelines for vehicle rental advertisements. Alamo and two other industry participants are subject to substantially similar consent decrees resulting from Federal Trade Commission inquiries initiated in 1989, which consent decrees require certain disclosures to customers at each stage of the rental transaction, including in advertisements, of charges that are mandatory and not otherwise reasonably avoidable. The rental car industry has sought and obtained legislation in numerous states which expressly permits the separate itemization of vehicle registration fees and other charges.

TRADEMARKS

     We own a number of registered trademarks and service marks, including Alamo(R), Alamo Rent A Car(R), National Car Rental(R), CarTemps USA(R), Emerald Club(R) and QuickSilver(R). We also have a number of applications pending to register other marks. The current registrations of our service marks and trademarks in the United States and foreign countries are effective for varying periods of time, and may be renewed periodically provided that we comply with all applicable laws.

ENVIRONMENTAL MATTERS

     The operation of our business is subject to a variety of requirements of national, state/provincial and local governments which regulate health, safety, the environment, zoning and land use. Each nation, state and province in which we operate has its own laws and regulations governing the management of hazardous materials, water and air emissions, solid waste disposal, and, in most cases, the release and cleanup of regulated substances, and liability for these matters. In addition, governmental authorities at all levels may require permits for some activities at our facilities, and these permits may be subject to renewal, modification or revocation. These governmental authorities can enforce compliance with these regulatory requirements, and may seek to obtain injunctions or impose fines and other sanctions, including criminal penalties, for alleged violations.

     We strive to conduct our operations in compliance with applicable laws and regulations. Our business involves the use, handling, storage, and/or contracting for recycling or disposal of materials such as used motor oil and filters, transmission fluids, antifreeze, refrigerants, paints, thinners, batteries, cleaning solvents, lubricants, degreasing agents and fuel. In response to the trend in many states toward waste reduction and

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recycling programs, we are reviewing additional opportunities to implement different applications, for example, airbrush painting, and to use alternative products, thereby reducing waste generation and related disposal or recycling costs. Laws such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States impose liability, without regard to fault or whether conduct complied with applicable laws, for the investigation and/or clean-up, and damages to natural resources arising from releases, of hazardous substances. Such liability may apply to parties who arranged for the disposal of hazardous substances, as well as to owners or operators of affected properties.

     In the United States, water quality protection programs under the Federal Water Pollution Control Act of 1972, as amended and other federal laws such as the Safe Drinking Water Act, as amended, affect our operations. Similarly, our U.S. operations are subject to the federal Clean Air Act, and related state and local laws regarding air emissions. The Occupational Safety and Health Act of 1970, as amended, authorizes the Occupational Safety and Health Administration of the U.S. Department of Labor to promulgate occupational safety and health standards. Various standards, including those requiring that employees receive information and training regarding hazardous materials we use, apply to our business operations. We do not expect that the costs of complying with applicable water and air quality programs and OSHA regulations will have a material adverse effect on us.

     The Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), along with related regulations, establish a framework for regulating the handling, transportation, treatment and disposal of hazardous and non-hazardous solid wastes in the United States. In addition, a subchapter of RCRA regulates underground storage tanks. Many of our operations operate underground storage tanks, which we use primarily to store petroleum-based products. RCRA and various federal, state and local laws and regulations mandate periodic testing, upgrading, closure and/or removal of underground storage tanks and, in the event of leaks from these tanks, require clean-up of the affected groundwater and soils. We have a number of underground storage tanks that have been, or are being upgraded, removed or closed in place. If underground storage tanks owned or operated by us leak, and the leak migrates onto the property of third parties, we could be subject to liability for response costs, and other damages to these third parties. Compliance with regulations related to underground storage tanks has not had, and is not expected to have, a material adverse effect on us.

LIABILITY INSURANCE AND BONDING

     The nature of our business exposes us to the risk of liabilities arising out of our operations. These potential liabilities could involve, for example, claims of employees, customers or third parties for personal injury or property damage occurring in the course of our operations, claims for remediation costs, personal injury, property damage, and damage to the environment in cases where we may be held responsible for the escape of harmful materials. We could also be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements.

     The nature of our business also exposes us to significant risk of liability for damages arising primarily out of accidents involving automobiles rented from our vehicle rental fleet. Laws in some states impose vicarious liability on automotive rental companies, which increases our risk. Subject to the risk levels discussed below, we manage our exposure through a combination of qualified self insurance and risk transfer to insurance companies which are rated as financially sound by insurance rating agencies. We carry substantial liability coverage, but catastrophic losses may occur which exceed the amount of our coverage limits.


     We either purchase commercial insurance or act as our own qualified self-insurer for automobile liability, general liability, workers' compensation and employer's liability claims. We retain up to $1.0 million of risk per claim, plus claims handling expense under our various property and liability insurance programs. Commencing in 1998, for claims occurring after November 30, 1997 and before January 1, 2000, we began purchasing insurance from AutoNation's insurance subsidiary for auto liability, general liability and workers compensation risks in excess of our $1.0 million retention. AutoNation will contribute the insurance subsidiary and the related insurance risks to us before the spin-off. We purchase umbrella liability insurance to provide insurance in excess of the primary liability insurance policies and/or retained losses. The level of risk we retain may change in the future as insurance market conditions or other factors affecting the economics of our insurance purchasing change. Although we strive to operate safely and prudently and have,

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

subject to certain limitations and exclusions, substantial liability insurance, we may be exposed to uninsured or underinsured losses that could have a material adverse effect on our results of operations and financial condition.

     Provisions for retained or self-insured claims are made by charges to expense based upon periodic evaluations of the estimated ultimate liabilities on reported and unreported claims. We have collateral requirements that are set by insurance companies which underwrite our insurance programs. Our collateral requirements may change from time to time, based on, among other things, our claims experience.

EMPLOYEES

     At December 31, 1999, we employed approximately 23,000 associates worldwide, approximately 2,800 of whom were covered by 46 collective bargaining agreements. Currently, National is in the process of negotiating two collective bargaining agreements which have expired and three agreements whose certification occurred this year. Fifteen additional National agreements will expire in 2000. National's collective bargaining agreements which have expired or will expire in 2000 cover approximately 570 employees. We have no collective bargaining agreements outside of North America. We also employ a substantial number of temporary and seasonal workers, and we engage outside services, as is customary in the industry, principally for the non-revenue movement of the rental fleet between locations. We believe that we have good relations with our employees.

SEASONALITY

     Our business, and particularly the leisure travel market, is highly seasonal. Our third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, we increase our rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect. The first and fourth quarters for our operations are generally the weakest because of limited leisure travel and a greater potential for weather conditions, either adverse or unseasonable, to impact our business. Many of the operating expenses such as rent, general insurance and administrative personnel remain fixed throughout the year and cannot be reduced during periods of decreased rental demand.

LEGAL PROCEEDINGS

     We are currently a defendant in three purported class actions that have been brought in two states in which the plaintiffs seek unspecified damages and injunctive relief arising out of our allegedly improper sale of optional insurance products in connection with vehicle rentals. A common feature of the three actions is a claim that applicable insurance laws were violated in the sale of the optional insurance products (Liability Insurance Supplement and Personal Accident Insurance/Personal Effects Coverage) because our counter sales representatives were not licensed insurance salespersons. Details of those actions appear below. A final order of dismissal has been entered in two of the actions, both of which are pending in Alabama. Both of these cases are now on appeal. The remaining case, pending in Illinois, has been stayed until resolution of an appeal following a dismissal of a similar claim brought against another rental car company. Other similar actions in Alabama and Wisconsin have been concluded and/or dismissed with no finding of liability to our company.

     In September 1997, Ben C. Martin, Archie Powell, William Johnson, individually and on behalf of all others similarly situated v. Alamo Rent-A-Car, Inc., National Car Rental Systems, Inc. and certain other car rental companies was commenced in Circuit Court of Mobile County, Alabama. This case purports to be a class action on behalf of all persons in the United States who rented from defendants and, as part of that rental, purchased optional insurance products. We and the other defendant car rental companies removed the action to the United States District Court for the Southern District of Alabama (Mobile). The plaintiffs moved to remand and, after a court-imposed stay of the proceedings, the case was remanded to the Circuit Court of Mobile County, Alabama. In December 1999, we filed a Motion For Judgment on the Pleadings -- similar to a motion previously filed and granted in the Leonard case, described below. In February 2000, the Court dismissed the plaintiffs' case with prejudice. The plaintiffs subsequently filed a Notice of Appeal.

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     In October 1997, Shannon Leonard, Theresa Moore and Coley Whetstone, Jr. v.
National Car Rental Systems, Inc. and certain other car rental companies was commenced in Circuit Court of Coosa County, Alabama. We and the other defendant car rental companies removed the action to the United States District Court for the Middle District of Alabama, Northern Division (Montgomery). Leonard purports to be a class action on behalf of all persons in the United States who rented from the defendants and, as part of that rental, purchased optional insurance products. We and the other defendant car rental companies filed a series of motions which sought dismissal of the various causes of action based upon the judge's initial ruling that a private right of action does not exist under Alabama law for the alleged unlicensed sale of insurance. A final order of dismissal was entered in January of 2000 and the plaintiffs subsequently filed a Notice of Appeal to the U.S. Court of Appeals for the Eleventh Circuit in Atlanta, Georgia.

     In April 1998, Angela Godfrey, individually and on behalf of all others similarly situated v. Alamo Rent-A-Car, Inc. and a company that issued the subject insurance policy was commenced in the Circuit Court of Cook County, Illinois. The case purports to be a class action on behalf of all persons in Illinois who rented from Alamo and who purchased optional insurance products. We removed the action to the United States District Court for the Northern District of Illinois. In September 1999, the case was remanded to the Circuit Court of Cook County, Illinois following the granting of plaintiff's motion to remand. The Circuit Court has stayed further proceedings pending the outcome on appeal of a similar case brought against another car rental company in which another judge in the Circuit Court of Cook County had granted that company's motion to dismiss.

     In March 2000, National Car Rental Systems, Inc. and another car rental company were sued in a class action in a California state court under California's Private Attorney General statute. The suit contends that the vehicle refueling provisions in National's rental agreement that set forth the renter's fuel options are materially misleading. In a similar case brought against another rental car company in 1998, the California Court of Appeals, First Appellate District in March 2000 sustained in part and reversed in part the trial court's entry of judgment in favor of that rental car company and ordered the matter remanded with respect to the plaintiff's challenge of the manner in which that company discloses and explains its fuel service charge, but upheld the trial court's ruling that such refueling charges were permissible under California law if properly disclosed.

     In February 2000, a patent infringement suit was filed in the U.S. District Court for the Eastern District of Texas by Allan Konrad who holds three patents allegedly covering certain aspects of client service technology and a fourth patent allegedly covering e-commerce. Thirty-eight other companies are co-defendants in this litigation. Mr. Konrad contends that the defendants are violating his four patents through their Internet/Intranet applications and e-commerce initiatives. Konrad is seeking damages in the form of reasonable royalties and/or licensing fees from defendants for their past alleged infringement and an injunction against defendants from further infringement. We are seeking a defense and indemnity from the suppliers who provided the allegedly infringing products and services. The technology covered in the Konrad patents relates to computer system configuration and a method of using that configuration. More specifically, a local host (personal workstation), remote host (server), a network connecting the local host to the remote host, and various computer service functionalities are claimed to be covered by these patents. Technology of this type is widely used by all e-commerce providers, including our company, and continued use is required.

     We believe we have meritorious defenses in the foregoing actions and will defend ourselves vigorously.

     In addition to the matters described above, we are a party to various legal proceedings which have arisen in the ordinary course of our business. While we cannot predict the results of any of these matters with certainty, we believe that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on our results of operations or financial condition. However, an unfavorable resolution of any matter individually or any number of matters in the aggregate could materially, adversely affect our results of operations or cash flows for the quarterly periods in which they are resolved.

     In addition, as discussed in the section titled Automotive Regulations beginning on page 57, Alamo is subject to a consent decree with the Federal Trade Commission that requires certain disclosures to customers at each stage of the rental transaction.

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                                   MANAGEMENT

     Our directors will be appointed by AutoNation prior to the spin-off, and will serve until our first annual meeting of stockholders in 2001. Directors will be elected annually. Upon completion of the spin-off, our directors and executive officers will be:


NAME                                        AGE   POSITION
----                                        ---   --------
Michael S. Egan...........................   59   Chairman
Gordon M. Bethune.........................   58   Director
J.P. Bryan................................   60   Director
John O. Grettenberger, Sr.................   62   Director
H. Wayne Huizenga.........................   62   Director
William N. Plamondon, III.................   52   Director
Michael S. Karsner........................   41   President, Chief Executive Officer and
                                                  Director
Karen L. Beard............................   51   President, North America Alamo and
                                                  National
Dennis M. Custage.........................   54   President, International Alamo and
                                                  National
Todd M. Faver.............................   38   President, CarTemps USA
Cheryl L. Budd............................   48   Senior Vice President, Corporate
                                                    Communications
Kathleen W. Hyle..........................   41   Senior Vice President and Chief Financial
                                                    Officer
Edward L. Jones...........................   51   Senior Vice President, Human Resources
Howard D. Schwartz........................   50   Senior Vice President, General Counsel and
                                                    Secretary
Mary E. Wood..............................   45   Senior Vice President, Shared Services


     MICHAEL S. EGAN will join our company as a director and Chairman prior to the spin-off. Mr. Egan currently serves as Chairman and Chief Executive Officer of Certified Vacations, Inc., a wholesale tour operator. Mr. Egan has been the controlling investor of Dancing Bear Investments, a privately held investment company, since 1996. Mr. Egan also serves as a director of Boca Resorts, Inc. ("Boca Resorts"), a leisure, recreation and entertainment company which owns and operates several luxury resort hotels and the Florida Panthers professional sports franchise. In addition, Mr. Egan has served as Chairman of the Board of theglobe.com, Inc., an online community site, since August 1997. Mr. Egan was the majority owner and Chairman of Alamo Rent-A-Car, Inc. from 1986 until Alamo was acquired by AutoNation in November 1996. Mr. Egan began his career with Alamo in 1976 and held various management and ownership positions until he bought a controlling interest in 1986.


     GORDON M. BETHUNE will join our company as a director prior to the spin-off. Since September 1996, Mr. Bethune has served as Chairman of the Board and Chief Executive Officer of Continental Airlines, Inc., the nation's fifth largest passenger airline carrier. Mr. Bethune also served as Continental's President and Chief Executive Officer from November 1994 until September 1996 and as its President and Chief Operating Officer from February 1994 until November 1994. Mr. Bethune has been a director of Continental since August 1994. Mr. Bethune also serves on the board of directors of Honeywell International Inc., an international developer and supplier of advanced-technology products, systems and services, and Sysco Corporation, the largest food service marketing and distributing organization in North America.


     J.P. BRYAN will join our company as a director prior to the spin-off. From January 1995 until February 1998, Mr. Bryan served as President and Chief Executive Officer of Gulf Canada Resources, Ltd., which is engaged in oil and gas exploration and production. Since 1981, Mr. Bryan has served as the Chairman of the Board of Torch Energy Advisors, Inc., an outsourcing and service provider to the oil and gas industry, and served as its Chief Executive Officer from 1981 until 1996. From 1990 until 1995, Mr. Bryan served as Chairman and Chief Executive Officer of Nuevo Energy Company, a company involved in the oil and gas industry. From 1990 until 1996, Mr. Bryan served as Chairman and Chief Executive Officer of Bellwether Exploration Company, an oil and gas exploration company. Mr. Bryan also serves on the Board of Directors of Bellwether Exploration and AutoNation.

     JOHN O. GRETTENBERGER, SR. will join our company as a director prior to the spin-off. Since February 1997, Mr. Grettenberger has served as the President for LorAnn Oils, Inc., a privately held essential oils company. In 1984, Mr. Grettenberger was named a Vice President of General Motors Corporation, the world's largest automobile manufacturer, and he served General Motors in various capacities, most recently as the General Manager of Cadillac Motor Car Division, until February 1997.


     H. WAYNE HUIZENGA will join our company as a director prior to the spin-off. Since August 1995, Mr. Huizenga has served as Chairman of the Board of AutoNation. From August 1995 until October 1999, Mr. Huizenga served as Chief Executive Officer or Co-Chief Executive Officer of AutoNation. Since May 1998, Mr. Huizenga has served as Chairman of the Board of Republic Services, Inc., a leading provider of non-hazardous solid waste collection and disposal services. From May 1998 to December 1998, Mr. Huizenga also served as the Chief Executive Officer of Republic Services. Since September 1996, Mr. Huizenga has served as the Chairman of the Board of Boca Resorts. Since January 1995, Mr. Huizenga also has served as the Chairman of the Board of Extended Stay America, Inc., an operator of extended stay lodging facilities. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster Entertainment Corporation, during which time he helped build Blockbuster from a 19-store chain to the world's largest video rental company. In September 1994, Blockbuster merged into Viacom Inc., a diversified entertainment and communications company. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom, and also served as the Chairman of the Board of Blockbuster Entertainment Group, a division of Viacom. In 1971, Mr. Huizenga co-founded Waste Management, which he helped build into the world's largest integrated solid waste services company, and he served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga owns the Miami Dolphins professional sports franchise, as well as Pro Player Stadium in South Florida. He is director of theglobe.com and is a director of NationsRent, Inc., a national chain providing heavy equipment and rental services.


     WILLIAM N. PLAMONDON, III will join our company as a director prior to the spin-off. Mr. Plamondon founded R.I. Heller Company LLC, a management consulting firm, in April 1998 and serves as its President and Chief Executive Officer. Prior to founding R.I. Heller, Mr. Plamondon served as President and Chief Executive Officer of First Merchants Acceptance Corporation, a national financing company, from April 1997 until April 1998, and served as a director of First Merchants from March 1995 until April 1998. From June 1992 until February 1997, Mr. Plamondon was the President of Budget Rent-A-Car Corporation and held other management positions with Budget from 1978 until 1992.

     MICHAEL S. KARSNER has served as our Chief Executive Officer since August 1999. Mr. Karsner previously served as Senior Vice President and Chief Financial Officer of AutoNation, a position he held since October 1996. From May 1998 until August 1998, Mr. Karsner also served as Senior Vice President and Chief Financial Officer of Republic Services, Inc. Prior to joining AutoNation, Mr. Karsner served as Senior Vice President and Chief Financial Officer of Dole Food Company, Inc., a multinational packaged food company, from May 1996 until September 1996. From February 1995 until May 1996 Mr. Karsner served as Vice President, Chief Financial Officer and Treasurer of Dole, and from January 1994 until February 1995 Mr. Karsner served as Vice President and Treasurer of Dole.

     KAREN L. BEARD has served as our President, North America Alamo and National since November 1999. From November 1998 until November 1999 she served as President of Alamo. Before her appointment as President, she served as Senior Vice President of Sales Marketing and Advertising from October 1997 until November 1998. Ms. Beard is a 19 year veteran of Alamo and has held a variety of positions including Senior Vice President of Sales Marketing and Revenue Management from February 1997 until September 1997, Senior Vice President of North American Operations from January 1995 until February 1997 and Vice President of North American Sales from January 1994 until January 1995.

     DENNIS M. CUSTAGE is President, International Alamo and National and Chief Operating Officer of our International Operations, a position he has held with our company and with AutoNation's Rental Group since June 1999. Prior to joining AutoNation, Mr. Custage was employed by Ryder System, Inc. from 1994 to 1998 in a variety of positions and most recently as Senior Vice President and General Manager of Ryder International from 1996 until 1998. From 1992 until 1994, Mr. Custage served as Vice President Marketing and Business Development of Nortel (CALA) Corp., a subsidiary of Nortel, a supplier of telecommunications equipment.

     TODD M. FAVER has served as President, CarTemps USA since November 1999. From December 1998 until November, 1999, Mr. Faver served as President, Canadian Operations of AutoNation's Car Rental Division and from June 1996 until December 1998 he served as President of National Car Rental, Canada, a wholly-owned subsidiary of AutoNation. From 1993 until 1996, Mr. Faver served as Director, Florida Operations of National.

     CHERYL L. BUDD has served as our Senior Vice President, Corporation Communications since November 1999. From May 1999 until November 1999, Ms. Budd served Director of Corporate Communications at Alamo, a wholly-owned subsidiary of AutoNation. Prior to joining AutoNation, Ms. Budd was the founder and President of Budd Communications, Inc., a marketing, advertising and public relations company, from September 1993 until May 1999. Ms. Budd has been involved in the public relations industry for over 20 years.


     KATHLEEN W. HYLE has served as our Senior Vice President and Chief Financial Officer since November 1999. Ms. Hyle previously served as Vice President, Finance and Treasurer for AutoNation, a position she held since April 1997. Prior to joining AutoNation, Ms. Hyle served as Vice President and Treasurer of Black and Decker Corporation, a multinational manufacturer of hardware products, from June 1994 until March 1997.


     EDWARD L. JONES has served as our Senior Vice President, Human Resources since November 1999. From January 1999 until November 1999, Mr. Jones served as Vice President, Human Performance Organization for AutoNation's North American Rental Group and from August 1997 until January 1999 he served as Corporate Vice President, Human Performance Organization for AutoNation. Prior to joining AutoNation, Mr. Jones served as Director, Human Resources for Express, Inc., a national clothing retailer and wholly-owned subsidiary of Limited, Inc., from January 1991 until July 1997.

     HOWARD D. SCHWARTZ has served as our Senior Vice President and General Counsel since November 1999. From October 1997 until November 1999, Mr. Schwartz served as Vice President and Deputy General Counsel of AutoNation and from January 1997 until September 1997, he served as Senior Vice President and General Counsel of Alamo, a wholly-owned subsidiary of AutoNation, and as Chief Litigation Counsel of AutoNation. Prior to joining AutoNation, Mr. Schwartz was with the national law firm of Eckert Seamans Cherin & Mellott, LLC from 1974, where he served as the partner-in-charge of the firm's Florida operations, a member of the Executive Committee and Co-Chairman of the Litigation department.

     MARY E. WOOD has served as our Senior Vice President, Shared Services since November 1999. Ms. Wood previously served as Vice President and Corporate Controller of AutoNation, a position she held since April 1998. From July 1997 until April 1998, Ms. Wood served as Vice President of Internal Audit of AutoNation. Ms. Wood was Chief Financial Officer of AutoNation's Alamo Rent-A-Car, Inc. subsidiary from December 1996 until July 1997. Prior to AutoNation's acquisition of Alamo in November 1996, Ms. Wood served as Alamo's Executive Vice President of Business Services from April 1995 until December 1996. Prior to joining Alamo, Ms. Wood was a partner with KPMG Peat Marwick in Fort Lauderdale, Florida for eight years.

EXECUTIVE COMPENSATION

  Compensation Tables

     The following table presents information with respect to those persons who we expect to serve as our Chief Executive Officer and our four other most highly compensated executive officers following the spin-off. In this document, we refer to these executive officers as the "Named Officers." We are presenting executive compensation on a prospective basis. The compensation received by the Named Officers while employees of AutoNation was based on substantially different executive responsibilities and is not indicative of the compensation policies of our company, and we have therefore excluded that information from this table.


                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                    ------------------
                                                                                          AWARDS
                                                                                    ------------------
                                                  ANNUAL COMPENSATION IN 2000           SECURITIES
                                              -----------------------------------   UNDERLYING OPTIONS
                                                                     OTHER ANNUAL      TO PURCHASE        ALL OTHER
        NAME AND PRINCIPAL POSITION           SALARY(1)    BONUS     COMPENSATION    COMMON STOCK(2)     COMPENSATION
        ---------------------------           ---------   --------   ------------   ------------------   ------------
Michael S. Karsner..........................  $520,000      (3)         $    *             --                --
  President and Chief Executive Officer
Karen L. Beard..............................   400,000      (3)              *             --                --
  President, North America Alamo and
  National
Kathleen W. Hyle............................   350,000      (3)              *             --                --
  Senior Vice President and Chief Financial
  Officer
Howard D. Schwartz..........................   330,000      (3)              *             --                --
  Senior Vice President, General Counsel and
  Secretary
Dennis M. Custage...........................   325,000      (3)            (4)             --                --
  President, International Alamo and
  National


---------------

 * Value of perquisites and other personal benefits paid does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the executive officer and, therefore is not required to be disclosed pursuant to Securities and Exchange Commission rules.
(1) Represents currently approved salaries for the year 2000. Individuals may be eligible for an annual increase sometime during the year 2000.
(2) On the distribution date, each Named Officer will be granted an appropriate number of stock options, as determined by the Compensation Committee, at an exercise price not less than the fair market value at the time of the grant.
(3) This Named Officer may be eligible for an annual bonus of up to 50% of his or her base salary if we exceed our operating budget or the particular business unit in which the Named Officer works achieves certain performance criteria established by the Compensation Committee, except for Mr. Clark who is eligible for an annual bonus of up to 25% of his base salary in accordance with his employment agreement, as discussed under the heading "Employment Agreements" below.
(4) According to Mr. Custage's employment agreement, while Mr. Custage is on assignment in the United Kingdom he will be eligible to receive various perquisites which we describe under the heading "Employment Agreements" below.


  Employment Agreement


     In May 1999 Mr. Custage entered into an employment agreement with AutoNation to serve as President -- International Operations, on assignment in Uxbridge, United Kingdom. Pursuant to this agreement, which has been assigned to us, Mr. Custage's base salary will be $325,000 and he will be eligible to receive an annual performance based bonus of up to 50% of his annual base salary based on personal performance objectives and divisional and company performance. In addition to his domestic compensation, Mr. Custage will be eligible to receive certain additional benefits, pursuant to our Expatriate Allowances Policy, while he is located in the United Kingdom, including the following: (1) a monthly cost of living allowance, currently set at $240,500 annually; (2) a monthly foreign service premium equal to 10% of base salary; (3) a housing allowance that covers rental costs, local taxes and reasonable utilities; and (4) provision of two cars for personal use. In the event that Mr. Custage's employment is terminated for any reason other than for cause or due to a voluntary termination, then, upon execution of a Separation Agreement and Release of Claims, we will pay Mr. Custage 12 months of base salary and provide medical/dental coverage during this 12-month period. In addition, in the event Mr. Custage ceases to be an employee due to a change in control or sale of the business, then he would be entitled either to accept the above payment and benefits or accept any alternative severance package presented by the new entity. The spin-off of our common stock to AutoNation stockholders will not trigger the change of control provision of Mr. Custage's employment agreement.


STOCK OPTION PLAN



     On or before the distribution date, we intend to adopt the ANC Rental Corporation Stock Option Plan. We intend that the plan will encourage our key employees, through their individual efforts, to improve our overall performance and to promote profitability by providing them an opportunity to participate in the increased value they help create. Options granted under the plan may be in the form of "incentive stock options" as defined under section 422 of the Internal Revenue Code of 1986, as amended, or options that are not incentive stock options. The plan will be administered by the compensation committee of the board of directors.



     We will reserve 9.0 million shares of our common stock for issuance under the plan. In general, all options granted under the plan will lapse ten years from the date of grant (five years in the case of a 10% stockholder of our company, our parent or one of our subsidiaries). In general, the exercise price of an option will be determined by the compensation committee at the time the option is granted and will not be less than 100% of the fair market value of a share of our common stock on the date the option is granted (110% in the case of a 10% shareholder of our company, our parent or one of our subsidiaries). The compensation committee may provide in the option agreement that an option may be exercised in whole immediately or is exercisable in increments.


     The plan will expire in January 2010.


EMPLOYEE STOCK PURCHASE PLAN



     On or before the distribution date, we intend to adopt an Employee Stock Purchase Plan. We intend that the plan will encourage employee participation in the ownership of our company and that the plan will qualify under section 423 of the Internal Revenue Code. The plan will be administered by the compensation committee of the board of directors.



     We will reserve 2.0 million shares of our common stock for issuance under the plan. During 2000, eligible employees can purchase our common stock at certain established times at 90% of fair market value of the shares on the date of purchase. During 2001, and thereafter, the board of directors will establish the purchase price under the plan which may not be less than 85% of fair market value.


EMPLOYEE BENEFIT PLANS

     We have established a health and welfare benefits plan for our employees which we have been operating under since January 2000.

     Our employees currently participate in AutoNation's 401(k) program. Upon completion of the spin-off, we intend to establish our own 401(k) program, at which time AutoNation will transfer the assets and account balances of the AutoNation 401(k) relating to our employees to our 401(k).

DIRECTOR COMPENSATION


     On or after the distribution date, we intend to approve a compensation plan for our non-employee directors. Under the compensation plan, each non-employee director will receive an initial grant of options to purchase an appropriate number of shares of our common stock effective upon the adoption of this plan. These options will vest immediately and will be subject to the terms set forth in the applicable stock option agreement. In addition, beginning the second year of the compensation plan, each non-employee director may elect to receive an annual retainer of $25,000 per year or options to purchase an appropriate number of shares of our common stock. Non-employee directors who chair a committee of the board of directors will receive an annual retainer of $2,500 for each committee chairmanship held. We expect that Mr. Egan, as Chairman of the Board, will receive in lieu of salary, upon completion of the spin-off, a grant of options to purchase a number of shares of our common stock as will be determined by the compensation committee of our board of directors at an exercise price not less than 100% of the fair market value of a share of our common stock on the date the option is granted. We expect that Mr. Egan's options will vest immediately.


COMMITTEES OF THE BOARD OF DIRECTORS

     Upon completion of the spin-off, we will establish three committees of the board of directors, an executive committee, a compensation committee and an audit committee.

     Upon completion of the spin-off, the executive committee will consist of Messrs. Egan, Huizenga and Karsner, and have the authority to approve a number of the functions of the board of directors in order to facilitate the taking of corporate action without the need to call a meeting of the full board of directors.


     Upon completion of the spin-off, the compensation committee will consist of certain of our "non-employee directors," as that term is defined in Rule 16b-3(3)(i) under the Exchange Act. The compensation committee will be responsible for determining the compensation payable to our executive officers and for administering and making grants under our stock option plan. We expect that Messrs. Bethune, Grettenberger and Plamondon will be non-employee directors and serve on our compensation committee.



     Upon completion of the spin-off, the audit committee will consist of certain of our "independent directors." The audit committee will be responsible for considering the independence of our independent auditor and for performing various oversight roles in connection with our operations as described in the Commission's regulations. We expect that Messrs. Bryan, Grettenberger and Plamondon will be independent directors and serve on our audit committee.


LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Amended and Restated Certificate of Incorporation provides that we shall indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because of their position as a director or officer of our company, against all expense, loss or liability reasonably incurred or suffered in connection with that litigation. Our amended Bylaws provide that we may pay a director or officer expenses incurred in defending any proceeding in advance of its final disposition upon our receipt of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that the director or officer is not entitled to indemnification.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that the person is or was a director or officer of the corporation, if the person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of an action or suit, if the person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if the person shall have been adjudicated to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines that the defendant is fairly and reasonably entitled to indemnify for these expenses despite an adjudication of liability.

     As provided for in Section 102(b)(7) of the DGCL, our Amended and Restated Certificate of Incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     At present, there is no pending or threatened litigation or proceeding involving any of our directors or officers, employees or agents where indemnification will be required or permitted.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


     The following table provides information with respect to the anticipated beneficial ownership of ANC Rental common stock by (1) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our proposed directors, each of whom will be appointed before the spin-off, (3) each Named Officer and (4) all of our proposed directors and executive officers as a group. We base the share amounts on each person's beneficial ownership of AutoNation as of the date of this document, unless we indicate some other basis for the share amounts. We have not adjusted the share amounts and percentages shown for each person in the table to give effect to shares of AutoNation common stock that are not outstanding but may be acquired by the person upon exercise of all options exercisable for AutoNation common stock before the record date for the spin-off.



                                                                  SHARES TO BE
                                                               BENEFICIALLY OWNED
                                                              --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                         NUMBER     PERCENT
---------------------------------------                       ----------   -------
Subsidiaries of FMR Corp.(2)................................   3,763,190     8.3%
  82 Devonshire Street
  Boston, MA 02109
Subsidiaries of Capital Group International, Inc.(3)........   3,145,422     7.0
  11100 Santa Monica Blvd.
  Los Angeles, CA 90025
H. Wayne Huizenga(4)........................................   3,112,143     6.9
  110 S.E. 6th Street
  Fort Lauderdale, FL 33301
Michael S. Egan(5)..........................................   2,594,363     5.7
  333 East Las Olas Blvd.
  Fort Lauderdale, FL 33301
Michael DeGroote(6).........................................   2,453,900     5.4
  Victoria Hall
  11 Victoria Street
  P.O. Box HM 1065
  Hamilton, HMEX
  Bermuda
Harris W. Hudson(7).........................................   2,349,597     5.2
  1080 SE Third Ave.
  Fort Lauderdale, FL 33316
Gordon M. Bethune...........................................           0       0
J.P. Bryan..................................................           0       0
John O. Grettenberger, Sr...................................           0       0
William W. Plamondon, III...................................       2,722       *
Michael S. Karsner..........................................           0       0
Karen L. Beard..............................................           0       0
Kathleen W. Hyle............................................           0       0
Howard D. Schwartz(8).......................................       1,363       *
Dennis M. Custage...........................................           0       0
All directors and executive officers as a group (15
  persons)..................................................   5,719,842    12.7%


---------------

  * Less than one percent
(1) Except as otherwise indicated, the mailing address of each person or entity named in the table is 200 South Andrews Avenue, Fort Lauderdale, FL 33301.

(2) Includes (a) 3,620,378 shares to be owned by Fidelity Management & Research Company, (b) 117,012 shares to be owned by Fidelity Management Trust Company and (c) 25,800 shares to be owned by Fidelity International Limited. Fidelity Management & Research and Fidelity Management Trust are wholly-owned subsidiaries of FMR Corp. This information is based on a
    Schedule 13G filed by FMR Corp. with respect to its holdings of AutoNation common stock.


(3) Includes shares to be owned by Capital Guardian Trust Company, Capital International Limited, Capital International S.A. and Capital International Research and Management, Inc. d/b/a Capital

    International, Inc., each of which is a wholly-owned subsidiary of Capital Group International, Inc., Capital Group International disclaims beneficial ownership of any of the shares. This information is based on the Schedule 13G filed by Capital Group International, Inc. with respect to its holdings of AutoNation common stock.

(4) Includes (a) 3,111,777 shares to be owned by Huizenga Investments Limited Partnership, a Nevada limited partnership controlled by Mr. Huizenga and (b) 366 shares to be owned directly by Mr. Huizenga.


(5) Includes (a) 416 shares to be owned directly by Mr. Egan, (b) 2,152,864 shares to be owned by the Michael S. Egan Living Trust, of which Mr. Egan is the sole trustee and (c) an aggregate of 441,083 shares to be owned by certain trusts established for the benefit of members of Mr. Egan's family. This information is based on a Schedule 13D filed by Mr. Egan with respect to his holdings of AutoNation common stock.

(6) All of the shares to be beneficially owned by Mr. DeGroote will be held in the name of Westbury (Bermuda) Ltd., a Bermuda corporation, of which he is the sole shareholder. This information is based on a Schedule 13D filed by Mr. DeGroote with respect to his holdings of AutoNation common stock.
(7) All of the shares to be beneficially owned by Mr. Hudson will be held by Harris W. Hudson Limited Partnership, a Nevada limited partnership controlled by him. This information is based on a Schedule 13D filed by Mr. Hudson with respect to his holdings of AutoNation common stock.

(8) Includes (a) 911 shares to be owned directly by Mr. Schwartz and (b) 452 shares to be owned jointly with family members.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following is a summary of agreements and transactions among us and certain related parties other than AutoNation. For a description of the agreements and transactions between us and AutoNation, you should review the section of this document titled "The Spin-Off -- Relationship between AutoNation and ANC Rental before the spin-off," and "-- Relationship between AutoNation and ANC Rental after the spin-off." Mr. Huizenga is the Chairman of AutoNation. It is our policy that transactions with related parties must be on terms that, on the whole, are no less favorable than those that would be available from unrelated parties. Based on our experience in the industries in which we operate and the terms of our transactions with unrelated parties, it is our belief that all of the transactions described below met that standard at the time the transactions were effected.

     Pro Player Stadium, a professional sports stadium in South Florida which is owned and controlled by Mr. Huizenga, in 1999 provided signage within Pro Player Stadium to subsidiaries of our company with a fair market value of approximately $140,000 at no cost to these subsidiaries.

     In September 1998, National entered into an agreement to purchase the naming rights to the Broward County Arena for $2.2 million per year. The Arena is owned by Boca Resorts, Inc. Mr. Egan is a director of Boca Resorts, and Mr. Huizenga is the Chairman of the Board of Boca Resorts. In addition, Mr. Huizenga beneficially owns approximately 17.9% of Boca Resorts' outstanding stock and controls a majority of its voting interests. The Arena agreement has a term of ten years and provides that the fees will increase at a rate of 3% a year. In addition, during 1999 we paid approximately $450,000 for tickets, sponsorship and the use of executive suites at the Arena. During 1999, we utilized some of the hotel facilities owned by Boca Resorts. The amounts paid for the use of these facilities were at market rates and, in the aggregate, were not material to us.

     Mr. Egan has a beneficial ownership interest in Certified Vacations, Inc., a domestic tour operator that has conducted business with us. Mr. Egan also serves as Certified Vacations' Chairman and Chief Executive Officer. Total gross revenue recognized by us from Certified Vacations was approximately $9.3 million for the year ended December 31, 1999. In addition, we made marketing payments of approximately $170,000 to Certified Vacations during 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following summary description of our capital stock is qualified by reference to the provisions of our certificate of incorporation and bylaws.


     Before the spin-off date, we will amend and restate our certificate of incorporation to authorize capital stock consisting of 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. No shares of our preferred stock will be distributed in the spin-off. On the distribution date, we will have approximately 45.1 million shares of our common stock outstanding, based on AutoNation's outstanding common stock of 361,141,829 shares as of May 31, 2000.


COMMON STOCK

     Subject to the prior rights of stockholders of our preferred stock, the stockholders of our common stock:

     - are entitled to dividends if they are declared by our board of directors out of funds legally available therefor;

     - are entitled to one vote per share on all matters brought before them, voting is noncumulative;

     - have no preemptive or conversion rights;

     - are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and

     - are entitled upon liquidation to receive the remainder of our assets after the payment of corporate debts and the satisfaction of the liquidation preference of our preferred stock.

PREFERRED STOCK

     Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it at the time of issuance. Among the specific matters that our board of directors may determine are the rate of dividends, redemption and conversion prices and terms and amounts payable in the event of liquidation and special voting rights. The board of directors' ability to issue preferred stock on the terms it determines may be viewed as having an anti-takeover effect.

TRANSFER AGENT AND REGISTRAR


     EquiServe Trust Company, N.A., will be the distribution agent for the spin-off and will be the transfer agent and registrar for our common stock following the spin-off.


                             VALIDITY OF SECURITIES

     The law firm of Akerman, Senterfitt & Eidson, P.A., Miami, Florida, has provided us an opinion that all shares of our common stock outstanding on the distribution date will be validly issued, fully paid and non-assessable. Certain attorneys at Akerman, Senterfitt & Eidson, P.A. own shares of AutoNation common stock and, upon completion of the spin-off, will own shares of ANC Rental common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

     Upon effectiveness of the registration statement of which this Information Statement forms a part, we will be subject to the informational requirements of the Exchange Act. Under the Exchange Act, we will file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information we file with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's Regional Offices, including the following: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information may be obtained by mail at prescribed rates from the Public

Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or accessed electronically on the Commission's web site at (http://www.sec.gov). Information contained on the Commission's web site does not constitute a part of this Information Statement. We have applied to list our common stock on the Nasdaq National Market. Once we are approved for listing on Nasdaq, reports and other information concerning us may be inspected at their offices at 1735 K Street, NW, Washington, D.C. 20006.

     We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

     WE HAVE FILED WITH THE COMMISSION A REGISTRATION STATEMENT ON FORM 10 UNDER THE EXCHANGE ACT COVERING OUR COMMON STOCK. THIS INFORMATION STATEMENT DOES NOT CONTAIN ALL OF THE INFORMATION IN THAT REGISTRATION STATEMENT AND THE RELATED EXHIBITS AND SCHEDULES. STATEMENTS IN THIS INFORMATION STATEMENT AS TO THE CONTENTS OF ANY CONTRACT, AGREEMENT OR OTHER DOCUMENT ARE SUMMARIES ONLY AND ARE NOT NECESSARILY COMPLETE. FOR COMPLETE INFORMATION AS TO THESE MATTERS, REFER TO THE APPLICABLE EXHIBIT OR SCHEDULE TO THE REGISTRATION STATEMENT. THE REGISTRATION STATEMENT AND THE RELATED EXHIBITS FILED BY US WITH THE COMMISSION MAY BE INSPECTED AT THE PUBLIC REFERENCE FACILITIES OF THE COMMISSION LISTED ABOVE.

     No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement other than those contained in this Information Statement or in the documents incorporated by reference in this Information Statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or AutoNation. Neither the delivery of this Information Statement nor consummation of the spin-off contemplated hereby shall, under any circumstances, create any implication that there has been no change in our affairs or those of AutoNation since the date of this Information Statement, or that the information in this Information Statement is correct as of any time after its date.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets as of March 31, 2000
  (unaudited), December 31, 1999 and 1998...................  F-3
Consolidated Statements of Income and Comprehensive Income
  for the three months ended March 31, 2000 and 1999
  (unaudited) and for each of the three years ended December
  31, 1999..................................................  F-4
Consolidated Statements of Cash Flows for the three months
  ended March 31, 2000 and 1999 (unaudited) and for each of
  the three years ended December 31, 1999...................  F-5
Notes to Consolidated Financial Statements..................  F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To ANC Rental Corporation:

     We have audited the accompanying consolidated balance sheets of ANC Rental Corporation (a Delaware corporation and wholly owned subsidiary of AutoNation, Inc.) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ANC Rental Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida
January 26, 2000 (except with respect to

the matters discussed in Note 4 and Note 18


as to which the date is June 2, 2000).

                             ANC RENTAL CORPORATION


                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                                DECEMBER 31,
                                                              MARCH 31,     ---------------------
                                                                2000          1999         1998
                                                             -----------    --------     --------
                                                             (UNAUDITED)
                                       ASSETS
Cash and cash equivalents..................................   $    7.5      $   17.4     $   33.6
Restricted cash and cash equivalents.......................      167.7         155.3         14.5
Receivables, net...........................................      445.8         590.5        638.9
Prepaid expenses...........................................       81.6          75.1         59.4
Revenue earning vehicles, net..............................    4,879.8       4,501.3      4,588.7
Property and equipment, net................................      620.2         622.7        522.0
Intangible assets, net.....................................      355.8         358.4        376.8
Other assets...............................................       26.7          28.8         18.7
                                                              --------      --------     --------
          Total assets.....................................   $6,585.1      $6,349.5     $6,252.6
                                                              ========      ========     ========
                        LIABILITIES AND SHAREHOLDER'S EQUITY
Accounts payable...........................................   $  134.3      $  250.3     $  190.2
Accrued liabilities........................................      286.1         302.3        248.7
Insurance reserves.........................................      125.6         105.6        164.5
Revenue earning vehicle debt...............................    4,682.5       4,531.6      4,377.9
Other debt.................................................      107.3         107.4        132.0
Deferred income taxes......................................      128.9         145.0         86.7
Other liabilities..........................................      263.3         180.7        313.9
                                                              --------      --------     --------
          Total liabilities................................    5,728.0       5,622.9      5,513.9
                                                              --------      --------     --------
Commitments and contingencies
Shareholder's equity:
  Investment by Parent.....................................      862.3         733.0        743.2
  Accumulated other comprehensive loss.....................       (5.2)         (6.4)        (4.5)
                                                              --------      --------     --------
                                                                 857.1         726.6        738.7
                                                              --------      --------     --------
          Total liabilities and shareholder's equity.......   $6,585.1      $6,349.5     $6,252.6
                                                              ========      ========     ========

        The accompanying notes are an integral part of these statements.

                             ANC RENTAL CORPORATION


           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                 (IN MILLIONS)


                                                     THREE MONTHS
                                                         ENDED
                                                       MARCH 31,         YEARS ENDED DECEMBER 31,
                                                    ---------------   ------------------------------
                                                     2000     1999      1999       1998       1997
                                                    ------   ------   --------   --------   --------
                                                      (UNAUDITED)
REVENUE...........................................  $810.6   $791.0   $3,542.3   $3,453.6   $3,055.1
EXPENSES:
  Cost of operations..............................   654.9    633.3    2,785.3    2,622.9    2,337.5
  Selling, general and administrative.............   192.2    166.7      792.8      651.8      553.5
  Restructuring and other charges.................      --       --       40.5         --       78.0
                                                    ------   ------   --------   --------   --------
OPERATING INCOME (LOSS)...........................   (36.5)    (9.0)     (76.3)     178.9       86.1
INTEREST INCOME...................................      .1       .8        1.3        1.4        7.9
INTEREST EXPENSE..................................    (3.5)    (3.3)     (14.3)      (8.0)      (6.6)
OTHER INCOME (EXPENSE), NET.......................     (.3)     (.5)       1.1       (2.2)      (1.9)
                                                    ------   ------   --------   --------   --------
INCOME (LOSS) BEFORE INCOME TAXES.................   (40.2)   (12.0)     (88.2)     170.1       85.5
PROVISION (BENEFIT) FOR INCOME TAXES..............   (15.7)    (4.3)     (18.8)      61.3       31.8
                                                    ------   ------   --------   --------   --------
INCOME (LOSS) BEFORE EXTRAORDINARY CHARGES........   (24.5)    (7.7)     (69.4)     108.8       53.7
                                                    ------   ------   --------   --------   --------
EXTRAORDINARY CHARGES RELATED TO EARLY
  EXTINGUISHMENT OF DEBT, NET OF BENEFIT FOR
  INCOME TAXES OF $0.9 IN 1999 AND $1.5 IN 1997...      --       --       (1.6)        --       (2.5)
                                                    ------   ------   --------   --------   --------
NET INCOME (LOSS).................................   (24.5)    (7.7)     (71.0)     108.8       51.2
                                                    ------   ------   --------   --------   --------
OTHER COMPREHENSIVE INCOME (LOSS):
  Foreign currency translation adjustments........     1.2      (.4)      (1.9)      (1.6)      (4.7)
                                                    ------   ------   --------   --------   --------
COMPREHENSIVE INCOME (LOSS).......................  $(23.3)  $ (8.1)  $  (72.9)  $  107.2   $   46.5
                                                    ======   ======   ========   ========   ========


        The accompanying notes are an integral part of these statements.

                             ANC RENTAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)


                                                   THREE MONTHS ENDED
                                                        MARCH 31,                YEARS ENDED DECEMBER 31,
                                                 -----------------------   ------------------------------------
                                                    2000         1999         1999         1998         1997
                                                 ----------   ----------   ----------   ----------   ----------
                                                       (UNAUDITED)
CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES:
  Net income (loss)............................  $    (24.5)  $     (7.7)  $    (71.0)  $    108.8   $     51.2
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Purchases of revenue earning vehicles......    (2,144.8)    (1,950.7)    (7,040.2)    (6,974.6)    (5,227.3)
    Sales of revenue earning vehicles..........     1,460.0      1,588.6      5,950.6      5,780.1      3,892.3
    Depreciation of revenue earning vehicles...       250.4        222.1      1,089.9        905.6        831.9
    Depreciation and amortization of property
      and equipment............................        19.3         12.2         72.3         52.3         39.5
    Amortization of intangible assets and debt
      issue costs..............................         3.9          3.9         18.7         14.0          7.3
    Income tax provision (benefit).............       (15.7)        (4.3)       (18.8)        68.8        (34.1)
    Parent overhead and insurance charges......          --         42.0        207.2        204.6          9.6
    Non-cash restructuring and other charges...          --           --         40.5           --         67.4
    Provision for asset impairments............          --           --         14.3           --           --
    Extraordinary charges, net of income
      taxes....................................          --           --          1.6           --          2.5
    Changes in assets and liabilities, net of
      effects from business acquisitions:
      Receivables..............................       144.7        (22.8)        47.8       (104.2)       (68.2)
      Prepaid expenses and other assets........        (5.8)       (10.6)        (7.7)        (3.9)        47.1
      Accounts payable and accrued
         liabilities...........................      (118.8)       (75.2)        57.4        (16.0)      (163.6)
      Other liabilities........................        79.7        (69.2)      (212.1)      (178.8)       145.1
                                                 ----------   ----------   ----------   ----------   ----------
                                                     (351.6)      (271.7)       150.5       (143.3)      (399.3)
                                                 ----------   ----------   ----------   ----------   ----------
CASH USED IN INVESTING ACTIVITIES:
  Cash acquired in business acquisitions.......          --                        --          2.1          3.9
  Purchases of property and equipment..........       (19.8)       (51.4)      (192.7)      (204.1)       (94.8)
  Proceeds from sale of property and
    equipment..................................         2.5          4.6         19.9         10.6         10.3
  Other........................................          --          3.9          4.6         (2.5)        (9.1)
                                                 ----------   ----------   ----------   ----------   ----------
                                                      (17.3)       (42.9)      (168.2)      (193.9)       (89.7)
                                                 ----------   ----------   ----------   ----------   ----------
CASH PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from revenue earning vehicle
    financing..................................    14,989.6     27,859.5     72,262.9     46,950.4     29,103.7
  Payments on revenue earning vehicle
    financing..................................   (14,794.7)   (27,463.9)   (72,160.2)   (46,578.3)   (28,728.9)
  Net (payments) proceeds from other debt......         2.0        (18.2)       (22.4)        41.9        (23.4)
  Cash transfers to Parent.....................       (27.4)         8.0        (61.3)       (98.0)      (139.4)
  Parent capital contributions.................       180.0           --           --           --           --
  Subsidiary limited partner contributions.....         9.9         15.1         22.9         13.3         79.1
  Debt costs...................................          --           --        (33.0)          --           --
  Other........................................         (.4)        (4.9)        (7.4)        (3.4)        10.7
                                                 ----------   ----------   ----------   ----------   ----------
                                                      359.0        395.6          1.5        325.9        301.8
                                                 ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................        (9.9)        81.0        (16.2)       (11.3)      (187.2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD.......................................        17.4         33.5         33.6         44.9        232.1
                                                 ----------   ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.....  $      7.5   $    114.5   $     17.4   $     33.6   $     44.9
                                                 ==========   ==========   ==========   ==========   ==========


        The accompanying notes are an integral part of these statements.

                             ANC RENTAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (ALL TABLES IN MILLIONS)
                 (INFORMATION RELATED TO THE THREE MONTHS ENDED
                          MARCH 31, 2000 IS UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements include the accounts of ANC Rental Corporation and its subsidiaries (the "Company"). The Company is a wholly owned subsidiary of AutoNation, Inc. ("Parent"). The Company rents vehicles on a daily or weekly basis through Alamo Rent-A-Car LLC ("Alamo"), National Car Rental, Inc. ("National") and CarTemps USA ("CarTemps") primarily in the United States, Europe and Canada. Alamo operates only through corporate-owned locations in the United States and through both corporate-owned and franchised locations internationally. National operates both corporate-owned and franchised locations in the United States and internationally.

     The accompanying Consolidated Financial Statements reflect the accounts of the Company as a subsidiary of Parent subject to corporate general and administrative expense allocations as described in Note 14, Related Party Transactions. Such information does not necessarily reflect the financial position or results of operations of the Company as a separate, stand-alone entity.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, the Unaudited Consolidated Financial Statements contain all material adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company at March 31, 2000 and the consolidated results of operations and cash flows for the three months ended March 31, 2000 and 1999. Income taxes during these interim periods have been provided for based upon the Company's anticipated annual effective income tax rate. Operating results for these interim periods are not necessarily indicative of the results that can be expected for a full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash and cash equivalents consists of highly liquid investments that have an original maturity of three months or less at the date of purchase.

  Restricted Cash and Cash Equivalents

     Restricted cash and cash equivalents consists of amounts held in trust for payment and as security under the Company's revenue earning vehicle debt programs as well as amounts on deposit for insurance claims.

                             ANC RENTAL CORPORATION

  Receivables

     The components of receivables, net of allowance for doubtful accounts, are as follows:

                                                           MARCH 31,      DECEMBER 31,
                                                          -----------    ---------------
                                                             2000         1999     1998
                                                          -----------    ------   ------
                                                          (UNAUDITED)
Trade receivables.......................................    $219.1       $247.2   $244.6
Vehicle manufacturer receivables........................     177.1        302.6    372.1
Other...................................................      99.8         87.3     50.7
                                                            ------       ------   ------
                                                             496.0        637.1    667.4
Less: allowance for doubtful accounts...................     (50.2)       (46.6)   (28.5)
                                                            ------       ------   ------
                                                            $445.8       $590.5   $638.9
                                                            ======       ======   ======

  Revenue Earning Vehicles

     Revenue earning vehicles are stated at cost less accumulated depreciation. The straight-line method is used to depreciate revenue earning vehicles to their estimated residual values over periods typically ranging from 3 to 24 months. Depreciation expense includes gains and losses on revenue earning vehicle sales in the ordinary course of business and is included as a component of cost of operations in the accompanying Consolidated Statements of Income and Comprehensive Income.

     A summary of revenue earning vehicles is as follows:

                                                         MARCH 31,        DECEMBER 31,
                                                        ------------   -------------------
                                                            2000         1999       1998
                                                        ------------   --------   --------
                                                        (UNAUDITED)
Revenue earning vehicles..............................    $5,590.9     $5,207.9   $5,062.8
Less: accumulated depreciation........................      (711.1)      (706.6)    (474.1)
                                                          --------     --------   --------
                                                          $4,879.8     $4,501.3   $4,588.7
                                                          ========     ========   ========

     During 1999 the Company recorded asset impairment charges of $14.3 million related to the renegotiation of certain international vehicle supply agreements as well as the reduction of fleet. These charges have been included in cost of operations for the year ended December 31, 1999.

     Revenue earning vehicles with a net book value of approximately $4.12 billion and $3.73 billion at December 31, 1999 and 1998, respectively, were acquired under programs that allow the Company to require counterparties to repurchase vehicles held for periods of up to twenty-four months. The agreements contain varying mileage and damage limitations.

     The Company also leases vehicles under operating lease agreements which require the Company to provide normal maintenance and liability coverage. The agreements generally have terms of four to thirteen months. Many agreements provide for an option to terminate the leases early and allow for the purchase of leased vehicles subject to certain restrictions.

  Property and Equipment

     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Income and Comprehensive Income.

                             ANC RENTAL CORPORATION

     The Company revises the estimated useful lives of property and equipment acquired through its business acquisitions to conform with its policies regarding property and equipment. Depreciation is provided over the estimated useful lives of the assets involved using the straight-line method. The estimated useful lives are: twenty to forty years for buildings and improvements, three to fifteen years for equipment, including computer hardware and software, and five to ten years for furniture and fixtures.

     A summary of property and equipment is as follows:

                                                         MARCH 31,        DECEMBER 31,
                                                        ------------   -------------------
                                                            2000         1999       1998
                                                        ------------   --------   --------
                                                        (UNAUDITED)
Land..................................................    $  128.9     $  131.5   $  128.5
Furniture, fixtures and equipment.....................       410.3        390.8      211.5
Buildings and improvements............................       335.3        337.0      365.7
                                                          --------     --------   --------
                                                             874.5        859.3      705.7
Less: accumulated depreciation and amortization.......      (254.3)      (236.6)    (183.7)
                                                          --------     --------   --------
                                                          $  620.2     $  622.7   $  522.0
                                                          ========     ========   ========

     The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the property and equipment in assessing their recoverability. The Company measures impairment loss as the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company primarily employs two methodologies for determining the fair value of an asset. Fair value is either the amount at which the asset could be bought or sold in a current transaction between willing parties or the present value of estimated expected future cash flows grouped at the lowest level for which there are identifiable independent cash flows.

  Intangible Assets

     Intangible assets consist of the cost of acquired businesses in excess of the fair value of net assets acquired. The cost in excess of the fair value of net assets is amortized over forty years on a straight-line basis. Accumulated amortization of intangible assets was $30.9 million, $29.1 million and $19.4 million at March 31, 2000, December 31, 1999 and 1998, respectively.

     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of intangible assets or whether the remaining balance of intangible assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible assets in assessing their recoverability. The Company measures impairment loss as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is the present value of estimated expected future cash flows grouped at the lowest level for which there are identifiable independent cash flows.

  Liability Insurance

     For claims occurring after November 30, 1997 and prior to January 1, 2000, the Company purchased insurance from the Parent's wholly-owned insurance subsidiary ("Insurance Subsidiary") for automobile liability, general liability and workers compensation risks up to $1.0 million per occurrence. Costs in excess of these amounts are insured under various contracts with third party commercial insurance companies. Premiums charged by the Insurance Subsidiary are determined through actuarial evaluation based upon historical claims experience, adjusted for current trends and changes in claims handling procedures. The

                             ANC RENTAL CORPORATION

Company retains no risk associated with these coverages insured by the Insurance Subsidiary. Insurance reserves associated with these coverages totaled approximately $155.5 million at March 31, 2000. Prior to the Distribution, as defined in Note 16, Separation from Parent, Parent intends to contribute the Insurance Subsidiary and the related automotive rental insurance risks to the Company.

     For claims occurring prior to December 1, 1997, the Company retains up to $1.0 million of risk per claim plus claims handling expense for its automobile liability, general liability and workers compensation risks. Costs in excess of this retained risk per claim are insured under various contracts with insurance carriers. The ultimate costs of these retained insurance risks are estimated by management and by actuarial evaluation based upon historical claims experience, adjusted for current trends and changes in claims handling procedures.

     The Company believes its insurance liability reserves are adequate to cover future claims payments. Adjustments, if any, to estimated reserves resulting from ultimate claim payments will be reflected in operations in the periods in which such adjustments are known.

  Other Liabilities

     A summary of other liabilities is as follows:

                                                            MARCH 31,      DECEMBER 31,
                                                           ------------   ---------------
                                                               2000        1999     1998
                                                           ------------   ------   ------
                                                           (UNAUDITED)
Minority interest........................................     $122.0      $112.1   $ 92.4
Vehicle payables.........................................       97.6        27.3    196.3
Other miscellaneous......................................       43.7        41.3     25.2
                                                              ------      ------   ------
                                                              $263.3      $180.7   $313.9
                                                              ======      ======   ======

     Minority interest represents the limited partnership interest in a subsidiary of the Company which was formed in 1997. Minority interest in the subsidiary's income is included in cost of operations and was $1.2 million for the three months ended March 31, 2000 and 1999, unaudited, respectively, $6.8 million, $5.9 million and $2.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. Vehicle payables represent amounts to be financed after period end for vehicles acquired under the Company's revenue earning vehicle financing programs.

  Other Comprehensive Income (Loss)

     Other comprehensive income (loss) consists of foreign currency translation adjustments. The assets and liabilities of foreign subsidiaries are translated at period end exchange rates. Results of operations are translated at the average rates of exchange in effect during the period. Accumulated foreign currency translation adjustments were $(5.2) million, $(6.4) million and $(4.5) million at March 31, 2000, unaudited, December 31, 1999 and 1998, respectively.

  Revenue Recognition

     Revenue consists primarily of fees from rentals and the sale of related rental products. The Company recognizes revenue over the period in which vehicles are rented. The Company also receives franchise fees which are recognized in the period in which the fee is earned from the franchisee. Franchise fees recognized for each of the three years ended December 31, 1999 were not significant.

                             ANC RENTAL CORPORATION

  Income Taxes

     The Company is included in the consolidated federal income tax return of the Parent. All tax amounts have been recorded as if the Company filed a separate federal tax return. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

  Earnings Per Share

     Historical earnings per share has not been presented because it would not be meaningful. The Company currently has 100 shares of common stock, par value $.01 per share outstanding, all of which are owned by the Parent. Immediately prior to the Distribution (as defined in Note 16, Separation from Parent), the Company will amend and restate its certificate of incorporation to authorize a new class of common stock. Prior to the Distribution, all outstanding shares of common stock of the Company held by the Parent will be converted into new shares of Company common stock, which will constitute 100% of the outstanding shares of common stock and which will be distributed to the Parent's stockholders.

  Derivative Financial Instruments

     The Company utilizes interest rate protection agreements with several counterparties to manage the impact of interest rate changes on the Company's revenue earning vehicle debt obligations. The Company does not use derivative financial instruments for trading purposes. Under interest rate swaps, caps and floors, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Income or expense on derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis as an adjustment to the yield of the underlying exposures over the periods covered by the contracts. If an interest rate derivative is terminated early, any resulting gain or loss is deferred and amortized as an adjustment of the cost of the underlying exposure position over the remaining periods originally covered by the terminated derivative. If all or part of an underlying position is terminated, the related pro-rata portion of any unrecognized gain or loss on the derivative is recognized in income at that time as part of the gain or loss on the termination. Amounts receivable or payable under the agreements are included in other assets or accrued liabilities in the accompanying Consolidated Balance Sheets and were not material at December 31, 1999 or 1998.

  Advertising

     The Company expenses the cost of advertising as incurred or when such advertising initially takes place. No advertising costs were capitalized at December 31, 1999 or 1998. Advertising expense was $134.2 million, $125.1 million and $134.4 million for the years ended December 31, 1999, 1998 and 1997, respectively.

  Environmental Costs

     The Company's operations involve the storage and dispensing of petroleum products, primarily gasoline. The Company records as expense, on a current basis, costs associated with remediation of environmental pollution. The Company also accrues for its proportionate share of costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Estimated costs include anticipated site testing, consulting, remediation, disposal, post-remediation monitoring and legal fees, as appropriate. The liability does not reflect possible recoveries from insurance companies or reimbursement of remediation costs.

                             ANC RENTAL CORPORATION

  Statements of Cash Flows

     The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents unless the investments are legally or contractually restricted for more than three months. The effect of non-cash transactions related to business combinations, as discussed in Note 3, Business Combinations, is excluded from the accompanying Consolidated Statements of Cash Flows. There were no other significant non-cash investing and financing transactions during the three months ended March 31, 2000 or the years ended December 31, 1999, 1998 and 1997.

     The Company made interest payments of approximately $339.5 million, $299.7 million and $210.0 million for the years ended December 31, 1999, 1998 and 1997, respectively, including interest on revenue earning vehicle debt. The Company made income tax payments of approximately $79.0 million for the year ended December 31, 1997, including amounts paid to the Parent, and made no income tax payments for the years ended December 31, 1999 and 1998.

     Cash flows from operating activities also includes non-cash Parent overhead allocations and insurance charges that have been historically paid by AutoNation. Non-cash Parent overhead and insurance charges were $207.2 million for the year ended December 31, 1999, $204.6 million for the year ended December 31, 1998 and $9.6 million for the year ended December 31, 1997. Following the separation from the Parent, the Company will be required to pay its corporate overhead and insurance claims.

  New Accounting Pronouncement

     In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends FASB Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") by deferring the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will adopt SFAS 133 beginning January 1, 2001. The Company has not yet quantified the impact of adopting SFAS 133 on the Company's consolidated financial statements. However, SFAS 133 could increase volatility in earnings and other comprehensive income.

3. BUSINESS COMBINATIONS

     Parent has acquired various automotive rental businesses using cash and/or shares of its common stock ("Parent Common Stock"). These businesses were contributed by the Parent to the Company subsequent to their acquisition. The Company has applied the same accounting method used by the Parent in accounting for business combinations.

     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition. The value of the Parent Common Stock issued to effect business combinations accounted for under the purchase method of accounting is based on the average market price of Parent Common Stock over a five day period before and after the parties have reached agreement on the purchase price and the proposed transaction has been publicly announced, if applicable.

                             ANC RENTAL CORPORATION

     During the year ended December 31, 1998, the Parent acquired certain automotive rental businesses which were contributed to the Company. The aggregate purchase price paid by the Parent in transactions accounted for under the purchase method of accounting was $11.1 million in cash.

     During the year ended December 31, 1997, the Parent acquired National, Spirit Rent-A-Car, Inc. ("Spirit"), Value Rent-A-Car ("Value"), Snappy Car Rental, Inc. ("Snappy") and EuroDollar Holdings plc ("EuroDollar"), all of which were contributed to the Company. The aggregate purchase price paid by the Parent for Value, Snappy and EuroDollar, which were accounted for under the purchase method of accounting, was $237.4 million consisting of $127.0 million in cash, $32.0 million in notes and 4.4 million shares of Parent Common Stock valued at $78.4 million. In addition, the Parent issued an aggregate of 24.8 million shares of Parent Common Stock to acquire National and Spirit which were accounted for under the pooling of interests method of accounting.

     The assets and liabilities contributed by the Parent to the Company based upon the preliminary purchase price allocations for business combinations accounted for under the purchase method of accounting were as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              ------    -------
Revenue earning vehicles....................................  $ 26.8    $ 415.3
Property and equipment......................................      .3       33.4
Intangible and other assets.................................    12.9      374.3
Working capital.............................................    (2.1)    (136.6)
Debt assumed................................................   (27.8)    (475.0)
Other liabilities...........................................    (1.1)      (9.9)
Cash acquired...............................................     2.1        3.9
                                                              ------    -------
Investment by Parent........................................  $ 11.1    $ 205.4
                                                              ======    =======

     The pro forma effect of 1998 acquisitions accounted for under the purchase method of accounting on the Company's results of operations is not material and therefore has not been presented herein. The Company's unaudited pro forma consolidated results of operations for the year ended December 31, 1997 assuming acquisitions accounted for under the purchase method of accounting had occurred as of the beginning of the period is as follows:

Revenue.....................................................  $3,344.6
Income before extraordinary charge..........................      48.6
Net income..................................................      46.1

     The unaudited pro forma results of operations are presented for informational purposes only and may not necessarily reflect the future results of the Company or what the results of operations would have been had the Company owned and operated these businesses as of the beginning of the period.

                             ANC RENTAL CORPORATION

4. REVENUE EARNING VEHICLE DEBT

     Parent has guaranteed the Company's performance under its revenue earning vehicle debt. Revenue earning vehicle debt is as follows:

                                                        MARCH 31,        DECEMBER 31,
                                                       -----------   --------------------
                                                          2000         1999        1998
                                                       -----------   --------    --------
                                                       (UNAUDITED)
Amounts under various commercial paper programs
  secured by eligible vehicle collateral; interest
  based on market-dictated commercial paper rates;
  weighted average interest rates of 6.19%, 6.14% and
  5.54% at March 31, 2000, December 31, 1999 and
  1998, respectively.................................   $1,564.3     $1,358.8    $3,363.2
Amounts under various medium-term note programs
  secured by eligible vehicle collateral:
  Fixed rate component; weighted average interest
     rates of 6.3 0%, 6.30% and 7.12% at March 31,
     2000, December 31, 1999 and 1998, respectively;
     maturities through 2005.........................    1,750.0      1,750.0       655.9
  Floating rate component based on a spread over
     LIBOR; weighted average interest rates of 6.33%,
     6.72% and 5.80% at March 31, 2000, December 31,
     1999 and 1998, respectively; maturities through
     2005............................................    1,250.0      1,250.0       143.7
Other uncommitted secured vehicle financings
  primarily with financing institutions in the United
  Kingdom; LIBOR based interest rates; weighted
  average interest rates of 4.95%, 4.99% and 6.16% at
  March 31, 2000, December 31, 1999 and 1998,
  respectively.......................................      118.2        172.8       215.1
                                                        --------     --------    --------
                                                        $4,682.5     $4,531.6    $4,377.9
                                                        ========     ========    ========

     At December 31, 1999, the Company had commercial paper programs aggregating $1.99 billion. The $1.99 billion program was supported by bank lines of credit of $1.79 billion which provide liquidity backup for the facility, as well as letters of credit totaling $200.0 million, which provide credit enhancement and additional liquidity backup for the facilities. During February and April 2000, the commercial paper program was reduced from $1.99 billion to $1.69 billion, as the bank lines of credit supporting the program were reduced to $1.49 billion, with termination extended to the earlier of July 2000 or the consummation of the separation from the Parent.


     In 1999, the Company issued $2.5 billion of rental vehicle asset-backed medium-term notes. The Company fixed the effective interest rate on the $1.25 billion floating rate notes at 6.03% through the use of certain derivative transactions. At March 31, 2000, letters of credit totaling $70.0 million provided credit enhancement for the notes. As of May 2000, these letters of credit have been refinanced through vehicle over-collateralization and investments in restricted cash.


     The weighted average interest rate on total revenue earning vehicle debt was 6.34%, 6.32% and 5.82% at March 31, 2000, December 31, 1999 and 1998,
respectively. Interest expense on revenue earning vehicle debt is included as a component of cost of operations in the accompanying Consolidated Statements of Income and Comprehensive Income.

     In April 2000, the Company issued a $250.0 million variable funding note that will mature on the earlier of June 30, 2000, the date on which the spin-off is consummated, or the date on which the Company issues medium term notes. In April 2000, the Company also issued $250.0 million of variable funding notes (increasing to $350.0 million when the spin-off is completed) with a maturity of October 31, 2000.

                             ANC RENTAL CORPORATION

     At March 31, 2000, aggregate maturities of revenue earning vehicle debt were as follows:

2000........................................................  $1,679.3
2001........................................................       3.2
2002........................................................     325.0
2003........................................................   1,475.0
2004........................................................        --
Thereafter..................................................   1,200.0
                                                              --------
                                                              $4,682.5
                                                              ========

5. OTHER DEBT

     Other debt is as follows:

                                                          MARCH 31,       DECEMBER 31,
                                                         ------------   ----------------
                                                             2000        1999      1998
                                                         ------------   ------    ------
                                                         (UNAUDITED)
Notes payable to vehicle manufacturer; weighted average
  interest rates of 5.56%, 5.56% and 6.12% at March 31,
  2000, December 31, 1999 and 1998, respectively;
  matures 2002.........................................     $ 35.0      $ 35.0    $ 45.5
Notes payable to former owners of acquired business;
  interest payable using LIBOR based rates; weighted
  average interest rates of 5.95%, 5.12% and 7.02% at
  March 31, 2000, December 31, 1999 and 1998,
  respectively; redeemable at the option of the holder
  through maturity in 2003.............................       10.8        11.9      25.3
Other uncommitted credit facilities and other notes;
  interest ranging from 2.5% to 6.7%; maturing through
  2000; guaranteed by Parent...........................       61.5        60.5      61.2
                                                            ------      ------    ------
                                                            $107.3      $107.4    $132.0
                                                            ======      ======    ======

     At March 31, 2000, aggregate maturities of other debt are as follows: $72.3 million in 2000 and $35.0 million in 2002.

6. INCOME TAXES

     The components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

                                                            1999      1998      1997
                                                           ------    ------    ------
Current:
  Federal..............................................    $(60.3)   $ (7.1)   $ 61.6
  State................................................      (6.3)      (.4)      4.3
  Foreign..............................................       1.2        --        --
Federal and state deferred.............................      56.2      78.7     (29.7)
Foreign deferred.......................................      (9.6)     (9.9)     (4.4)
                                                           ------    ------    ------
Provision (benefit) for income taxes...................    $(18.8)   $ 61.3    $ 31.8
                                                           ======    ======    ======

                             ANC RENTAL CORPORATION

     A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31 is as follows:

                                                                1999     1998    1997
                                                                -----    ----    ----
Statutory federal income tax rate...........................    (35.0)%  35.0%   35.0%
Non-deductible expenses.....................................     14.9     1.2     1.7
State income taxes, net of federal benefit..................     (1.8)    2.2     2.5
Foreign income tax provision (benefit) at other than U.S.
  rates.....................................................      0.6    (2.4)   (1.1)
Other, net..................................................       --      --     (.9)
                                                                -----    ----    ----
Effective tax rate..........................................    (21.3)%  36.0%   37.2%
                                                                =====    ====    ====

     Components of the net deferred income tax liability at December 31 are as follows:

                                                               1999      1998
                                                              -------   -------
Deferred income tax liabilities:
  Book basis in property over tax basis.....................  $ 334.5   $ 289.6
Deferred income tax assets:
  Net operating losses and carryforwards....................    (69.5)    (75.4)
  Accruals not currently deductible.........................   (136.0)   (143.5)
Valuation allowance.........................................     16.0      16.0
                                                              -------   -------
Net deferred income tax liability...........................  $ 145.0   $  86.7
                                                              =======   =======

     At December 31, 1999, the Company had available domestic net operating loss carryforwards of approximately $10.7 million which begin to expire in the year 2009 and foreign net operating loss carryforwards of approximately $125.9 million, the majority of which have an indefinite carryforward. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company provides valuation allowances to offset portions of deferred tax assets due to uncertainty surrounding the future realization of such deferred tax assets. The Company adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

     The foreign losses included in income before income taxes and extraordinary charges for the years ended December 31, 1999, 1998 and 1997 were $(61.8) million, $(28.8) million and $(11.5) million, respectively.

                             ANC RENTAL CORPORATION

7. INVESTMENT BY PARENT

     The changes in the investment by Parent are as follows:

                                                    MARCH 31,
                                                       2000        1999     1998     1997
                                                   ------------   ------   ------   -------
                                                   (UNAUDITED)
Balance at beginning of period...................     $733.0      $743.2   $529.1   $ 329.1
Net income (loss)................................      (24.5)      (71.0)   108.8      51.2
Transactions with Parent:
  Parent overhead allocations....................         --        35.4     30.0       9.6
  Insurance and benefit charges..................                  171.8    174.6        --
  Intercompany purchases.........................        1.2         6.9     (4.9)      7.3
  Income taxes...................................         --       (92.0)    (7.5)     65.9
  Cash transfers.................................      (27.4)      (61.3)   (98.0)   (139.4)
  Capital contributions from Parent..............      180.0          --       --        --
  Business acquisitions contributed by Parent....         --          --     11.1     205.4
                                                      ------      ------   ------   -------
                                                       153.8        60.8    105.3     148.8
                                                      ------      ------   ------   -------
Balance at end of period.........................     $862.3      $733.0   $743.2   $ 529.1
                                                      ======      ======   ======   =======

8. STOCK OPTIONS

     Parent has various stock option plans under which shares of Parent Common Stock may be granted to key employees of the Company. Options granted under the plans are non-qualified and are granted at a price equal to the quoted market price of the Parent Common Stock at the date of grant. Generally, options granted will have a term of ten years from the date of grant, and will vest in increments of 25% per year over a four year period on the yearly anniversary of the grant date. As of December 31, 1999, approximately 6.4 million outstanding options to acquire shares of Parent Common Stock were held by employees of the Company. None of the options to purchase Parent Common Stock will be converted into options to purchase shares of Company Common Stock.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for stock option grants under the Parent's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income would have decreased accordingly. Using the Black-Scholes option pricing model for all options granted after December 31, 1994, the Company's pro forma net income (loss) and pro forma weighted average fair value of options granted, with related assumptions, are as follows for the years ended December 31:

                                                             1999      1998      1997
                                                           --------   -------   -------
Pro forma net income (loss)..............................  $  (84.6)  $  95.6   $  45.8
Pro forma weighted average fair value of options
  granted................................................      7.15     13.87     10.03
Risk free interest rates.................................      6.34%     4.76%     5.74%
Expected lives...........................................   5 years   5 years   5 years
Expected volatility......................................        40%       40%       40%

     The ANC Rental Corporation Stock Option Plan is subject to approval of the Company's Board of Directors and sole stockholder and will become effective only upon completion of the spin-off. The Company expects to receive shareholder approval from Parent prior to the Distribution date to provide for the grant of options to purchase shares of the Company's common stock to eligible employees. Grants under the

                             ANC RENTAL CORPORATION

Company's stock option plan will be granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant.

9. COMMITMENTS AND CONTINGENCIES

  Legal Proceedings

     The Company is a party to various legal proceedings which have arisen in the ordinary course of business. While the results of these matters cannot be predicted with certainty, the Company believes that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position. However, unfavorable resolution could affect the consolidated results of operations or cash flows for the quarterly periods in which they are resolved.

  Lease Commitments

     The Company and its subsidiaries lease real property, equipment and software under various operating leases with terms from 1 to 25 years. The Company has also entered into various airport concession and permit agreements which generally provide for payment of a percentage of revenue from vehicle rentals with a guaranteed minimum lease obligation.

     Expenses under real property, equipment and software leases and airport concession and permit agreements (excluding amounts charged through to customers) for the years ended December 31 are as follows:

                                                               1999     1998     1997
                                                              ------   ------   ------
Real property...............................................  $ 56.6   $ 58.3   $ 51.1
Equipment and software......................................    16.6     24.0     38.9
Airport concession and permit fees:
  Minimum fixed obligations.................................   102.7     79.3     86.3
  Additional amounts, based on revenue from vehicle
     rentals................................................    85.7     96.4    110.0
                                                              ------   ------   ------
          Total.............................................  $261.6   $258.0   $286.3
                                                              ======   ======   ======

     Future minimum lease obligations under noncancelable real property, equipment and software leases and airport agreements with initial terms in excess of one year at December 31, 1999 are as follows:

Year Ending December 31:
2000........................................................  $152.6
2001........................................................    94.0
2002........................................................    72.2
2003........................................................    50.7
2004........................................................    31.5
Thereafter..................................................   118.1
                                                              ------
                                                              $519.1
                                                              ======

  Other Matters

     In the normal course of business, the Company is required to post performance and surety bonds, letters of credit, and/or cash deposits as financial guarantees of the Company's performance. To date, the Company has satisfied financial responsibility requirements for regulatory agencies and insurance companies by making cash deposits, obtaining surety bonds or by obtaining bank letters of credit. At December 31, 1999, the

                             ANC RENTAL CORPORATION

Company had outstanding surety bonds and letters of credit totaling $138.5 million which expire through 2012.

10. RESTRUCTURING AND OTHER CHARGES

     During the fourth quarter of 1999, the Company approved and announced plans to significantly restructure its operations. The restructuring plan (the "Plan") includes provisions for the consolidation of the North American headquarters, headcount reductions, and the closure of certain marginally profitable or unprofitable domestic and international locations, as well as the reduction of fleet.

     In connection with the Plan, the Company recorded a pre-tax restructuring charge of $40.5 million in the fourth quarter of 1999 consisting of the following:

Restructuring North American Operations:
  Severance and severance related costs (for approximately
     500 employees).........................................  $12.8
  Facility impairments......................................    5.2
  Contractual facility lease payments.......................    3.3
  Other restructuring related costs.........................     .7
                                                              -----
          Total restructuring North American Operations.....  $22.0
                                                              -----
Restructuring International Operations:
  Asset impairments for goodwill, fleet, and other assets
     for exited foreign operations..........................  $13.6
  Contractual facility lease payments.......................    4.7
  Other restructuring related costs.........................     .2
                                                              -----
          Total restructuring International Operations......  $18.5
                                                              -----
          Total restructuring...............................  $40.5
                                                              =====

     In addition to the North American charge for severance, the Company plans to incur future retention charges to terminated employees during the transition period, approximating $8.8 million. The Company expects the majority of the retention payments to be paid in June and September 2000. The contractual facility lease payments in North America primarily relate to leases for two separate locations; $2.0 million of which related to a lease terminating in 2006 and $1.1 million of which relates to a lease terminating in 2003. The Company expects the lease payments to be incurred evenly for the remainder of the respective leases.

     International contractual facility payments cover a number of locations with varied lease terms ranging from 2 to 15 years.

     Overall the Company expects to be substantially completed with all of its restructuring activities by the end of 2000, except for those payments remaining under non-cancelable agreements.

     At March 31, 2000 $19.4 million remains accrued relative to the 1999 plan with most of those costs to be incurred by the end of 2000, except for certain lease commitments. During the three months ended March 31, 2000 the Company charged $2.3 million of severance and rent to these reserves and added no additional provisions except for those related to the payment of retention bonuses, which approximated $4.3 million for the three months ended March 31, 2000. The Company expects the majority of the retention payments to be paid in June and September 2000.

     During the year ended December 31, 1997, the Company recorded pre-tax charges of approximately $78.0 million associated with integrating the Company's operations. The primary components of this charge are as follows: $25.0 million related to elimination of redundant information systems; $18.0 million related to fleet consolidation; and $35.0 million related to closure or sale of duplicate rental facilities and other non-

                             ANC RENTAL CORPORATION
recurring expenses. Through December 31, 1999, the Company has spent approximately $45.3 million related to restructuring activities and has recorded $21.2 million of these restructuring charges against certain assets. As of December 31, 1999, approximately $11.5 million remained in accrued liabilities related to these charges. The Company expects the majority of these reserves to be utilized during 2000, however, certain contractual obligations for closed locations extend through 2002.

11. DERIVATIVE FINANCIAL INSTRUMENTS

     The Company is exposed to market risks arising from changes in interest rates. Due to its limited foreign operations, the Company does not have material market risk exposures relative to changes in foreign exchange rates.

  Credit Exposure

     The Company is exposed to credit related losses in the event of non-performance by counterparties to certain derivative financial instruments. The Company monitors the credit worthiness of the counterparties and presently does not expect default by any of the counterparties. The Company does not obtain collateral in connection with its derivative financial instruments.

     The credit exposure that results from interest rate contracts is represented by the fair value of contracts with a positive fair value as of the reporting date. See Note 12, Fair Value of Financial Instruments, for the fair value of derivatives. The Company's credit exposure on its interest rate derivatives was not material at December 31, 1999 or 1998.

  Interest Rate Risk Management

     The Company uses interest rate swap agreements and interest rate caps and floors to manage the impact of interest rate changes on the Company's variable rate revenue earning vehicle debt. The amounts exchanged by the counterparties to interest rate swap agreements and interest rate caps and floors are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate swaps, caps and floors form part of the basis for the amounts exchanged by the counterparties, the notional amounts are not themselves exchanged and, therefore, do not represent a measure of the Company's exposure as an end user of derivative financial instruments. At December 31, 1999 and 1998, notional principal amounts related to interest rate swaps, caps and floors (variable to fixed rate) were $1.85 billion and $2.45 billion, respectively. The aggregate swap, cap and floor portfolio notional maturities are as follows at December 31, 1999: $300.0 million in 2000; $100.0 million in 2001; $750.0 million in 2003; and $700.0 million in 2005. At December 31, 1999 the weighted average fixed rate payment on variable to fixed rate swaps, caps and floors was 5.78%. At December 31, 1999 approximately 32.4% of variable rates received are indexed to the Commercial Paper Nonfinancial Rate and approximately 67.6% are indexed to the One-Month LIBOR Rate.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

                             ANC RENTAL CORPORATION

     The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

     - Cash and cash equivalents, restricted cash and cash equivalents, trade and manufacturer receivables, other assets, accounts payable, accrued liabilities, other liabilities and variable rate debt: The amounts reported in the accompanying Consolidated Balance Sheets approximate fair value.

     - Medium-term notes payable: The fair value of medium-term notes payable is estimated based on the quoted market prices for the same or similar issues.

     - Other fixed rate debt: The fair value of other fixed rate debt is based upon the discounted expected cash flows at rates then offered to the Company for debt of similar terms.

     - Interest rate swaps, caps and floors: The fair value of interest rate swaps is determined from dealer quotations and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount the Company would pay or receive to terminate the agreements.

     The following table sets forth the carrying amounts and fair values of the Company's financial instruments, except for those noted above for which carrying amounts approximate fair value, as of March 31, and December 31:

                                MARCH 31, 2000         DECEMBER 31, 1999     DECEMBER 31, 1998
                             ---------------------   ---------------------   ------------------
                             CARRYING      FAIR      CARRYING      FAIR      CARRYING    FAIR
   ASSETS (LIABILITIES)       AMOUNT       VALUE      AMOUNT       VALUE      AMOUNT     VALUE
   --------------------      ---------   ---------   ---------   ---------   --------   -------
                                  (UNAUDITED)
Medium-term notes
  payable..................  $(3,000.0)  $(2,947.1)  $(3,000.0)  $(2,944.3)  $(799.6)   $(813.6)
Other fixed rate debt......         --          --          --          --     (10.5)     (10.5)
Interest rate swaps........         --         8.5          --         6.8        --      (45.3)
Interest rate caps.........         --        66.9          --        66.4        --         --
Interest rate floors.......         --        (9.4)         --       (15.2)       --         --

13. BUSINESS AND CREDIT CONCENTRATIONS

     The Company owns and operates vehicle rental facilities primarily in the United States, Europe and Canada. The automotive rental industry in which the Company operates is highly seasonal.

     Approximately 29% of the domestic business is concentrated at its top ten rental locations which are located in major tourist and business travel destinations including Orlando, Los Angeles, Miami, Atlanta, San Francisco, Fort Lauderdale, Las Vegas, Chicago, Boston and Detroit.

     The Company enters into vehicle repurchase programs with one principal vehicle manufacturer, as well as other vehicle manufacturers. At December 31, 1999 and 1998, the Company had vehicle receivables from manufacturers of $302.6 million and $372.1 million, respectively. During model year 1999, the Company purchased approximately 62% of its world-wide vehicle fleet under repurchase programs with one vehicle manufacturer.

     Concentrations of credit risk with respect to non-vehicle manufacturer receivables are limited due to the wide variety of customers and markets in which services are provided as well as their dispersion across many different geographic areas primarily in the United States. Consequently, at December 31, 1999, the Company does not consider itself to have any significant non-vehicle manufacturer receivable concentrations of credit risk.

                             ANC RENTAL CORPORATION

14. RELATED PARTY TRANSACTIONS

     Parent's corporate general and administrative costs not specifically attributable to its operating subsidiaries have been allocated to the Company based upon the ratio of the Company's invested capital to the Parent's consolidated invested capital. Such allocations are included in the Company's selling, general and administrative expenses and were approximately $16.0 million, $14.8 million and $9.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. In addition, the Parent's corporate general and administrative costs for certain centralized functions have been allocated to the Company using various proportional cost allocation methods. These allocations are also included in selling, general and administrative expenses and were approximately $19.4 million and $15.2 million during the years ended December 31, 1999 and 1998, respectively. These combined allocations approximate management's estimate of the Parent's corporate general and administrative costs required to support the Company's operations. As noted in Note 7, Investment by Parent, these charges have been reflected as a contribution from the Parent in the accompanying Consolidated Financial Statements. Management believes that the amounts allocated to the Company are reasonable and are no less favorable to the Company than the expenses the Company would incur to obtain such services on its own or from unaffiliated third parties. Due to the establishment of the Company's own infrastructure and decreasing reliance on support from the Parent there has been no allocation in 2000.

     The Company purchased revenue earning vehicles from certain franchised automotive dealerships owned by the Parent totaling approximately $4.0 billion, $3.5 billion and $915.9 million during the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company has corporate rental car contracts with the Parent and certain of its subsidiaries. Amounts charged under these contracts are consistent with amounts charged to unaffiliated customers and are not material to the Company's financial position, results of operations or cash flows.

     For claims occurring after November 30, 1997 and before January 1, 2000, the Company began purchasing auto liability, general liability and workers' compensation insurance from an affiliate of the Parent. The Company was charged premiums of approximately $111.0 million and $138.5 million during the years ended December 31, 1999 and 1998, respectively, related to these programs. In addition, in 1998 the Company began participating in the Parent's health insurance programs. The Company was charged premiums of approximately $60.8 million and $36.1 million during the years ended December 31, 1999 and 1998, respectively, related to these programs. As noted in Note 7, Investment by Parent, these charges have been reflected as a contribution from the Parent in the accompanying Consolidated Financial Statements.

     Pro Player Stadium, a professional sports stadium in South Florida which is owned and controlled by a proposed director of the Company, provided signage within Pro Player Stadium to subsidiaries of the Company with a fair market value of approximately $140,000 at no cost to these subsidiaries.

     In September 1998, National entered into an agreement to purchase the naming rights to the Broward County Arena for $2.2 million per year. The Arena is owned by Boca Resorts, Inc. The Company's proposed Chairman of the Board is a director of Boca Resorts, and a proposed director of the Company is the Chairman of the Board of Boca Resorts. In addition, a proposed director of the Company beneficially owns approximately 17.9% of Boca Resorts' outstanding stock and controls a majority of its voting interests. The Arena agreement has a term of ten years and provides that the fees will increase at a rate of 3% a year. In addition, during 1999 the Company paid approximately $450,000 for tickets, sponsorship and the use of executive suites. During 1999, the Company utilized certain hotels owned by Boca Resorts. The amounts paid for the use of these facilities were at market rates and, in the aggregate, were not material to the Company's financial position, results of operations, or cash flows.

     The Company's proposed Chairman has a beneficial ownership interest in Certified Vacations, Inc., a domestic tour operator that has conducted business with the Company. Total gross revenue recognized from

                             ANC RENTAL CORPORATION

Certified Vacations was approximately $2.1 million for the three months ended March 31, 2000 and $9.3 million for the year ended December 31, 1999. In addition, the Company made marketing payments of approximately $170,000 to Certified Vacations during 1999.


     Before the spin-off the Company will enter into two leases with Parent or an affiliate of Parent: (1) a lease for approximately 161,000 square feet of office space to serve as the Company's corporate headquarters and (2) a lease for approximately 31,600 square feet of computer data center space at Parent's data center. Both properties are located in Fort Lauderdale, Florida.


     Payments due under the lease for the corporate headquarters will total approximately $1,930,000 per year, or approximately $12.00 per square foot, for a 10 year term. In addition, the Company will pay operating expenses, real estate taxes, insurance and utilities of the facility. The Company will have an option to extend the term for two additional periods of five years each. The lease payments will be increased on the fifth and eighth anniversary of the start of the lease. Increases in lease payments will be based on increases in the Consumer Price Index. In no event will the adjusted lease payment for the fifth year be lower than the initial rate or more than 15% higher. In no event will the adjusted lease payment for the eighth year be lower than the seventh year or more than 9% higher.

     Payments due under the lease for the computer data center space will total approximately $869,000 per year or $27.45 per square foot, which includes the Company's proportionate share of the operating expenses, real estate taxes, insurance and utilities of the facility. The lease will have an initial term of two years, with an option to extend the term for an additional two years.

     The Company believes that both lease payments approximate fair market value and that the terms of the leases are no less favorable than could be obtained from persons unrelated to the Company.

     Before the spin-off, the Company will enter into a transitional services agreement with Parent. The services agreement will have an initial term expiring one year from the spin-off date. At any time during the term of the services agreement either Parent or the Company may reduce or completely eliminate the amount of services obtained from the other party and, consequently, the monthly fees payable under the services agreement would be adjusted to terms mutually acceptable to the Company and Parent. At the end of the one-year term, if the parties have not terminated the agreement earlier, either party may renew or extend the term of the agreement with respect to the provision of any services that have not previously been terminated on terms mutually acceptable to the parties. The Company believes that the fees it will pay and receive for the services received and provided will be no less favorable than the Company could obtain from persons unrelated to the Company.

15. SEGMENT INFORMATION

     The Company follows Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") which requires certain segment financial information to be disclosed on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources. Management reviews its operating results and makes resource allocation decisions based primarily upon geographic regions. The Company's management segments are defined as (1) North American-Rental Group, comprising Alamo and National operations in the United States and Canada, (2) International, comprising Alamo and National operations located primarily in Europe and (3) CarTemps USA, primarily operating in the United States. The Company believes its management segments exhibit similar economic characteristics, share the same product, types of customers and points of service. Accordingly, as permitted under SFAS 131, for financial reporting purposes the Company has aggregated its management segments into one segment, automotive rental.

     The Company operates primarily in the United States, Europe and Canada. Revenue generated from company-owned automotive rental locations is recorded in the country in which the vehicle is rented. Revenue

                             ANC RENTAL CORPORATION
generated from licensees is recognized in the country in which the revenue is received. The accounting policies of each geographic area are the same as those described in the summary of significant accounting policies (see Note 2). The following table presents geographic financial information as of and for the years ended December 31:

                                                                        1999
                                                       ---------------------------------------
                                                       DOMESTIC   INTERNATIONAL   CONSOLIDATED
                                                       --------   -------------   ------------
Revenue..............................................  $3,073.7      $468.6         $3,542.3
Total assets.........................................   5,831.6       517.9          6,349.5

                                                                        1998
                                                       ---------------------------------------
                                                       DOMESTIC   INTERNATIONAL   CONSOLIDATED
                                                       --------   -------------   ------------
Revenue..............................................  $3,015.6      $438.0         $3,453.6
Total assets.........................................   5,658.4       594.2          6,252.6

                                                                        1997
                                                       ---------------------------------------
                                                       DOMESTIC   INTERNATIONAL   CONSOLIDATED
                                                       --------   -------------   ------------
Revenue..............................................  $2,767.0      $288.1         $3,055.1
Total assets.........................................   5,068.8       801.5          5,870.3

16. SEPARATION FROM PARENT

     In August 1999, Parent announced its intention to separate the automotive rental businesses and operations that comprise the Company, and the associated assets and liabilities of such businesses and operations (the "Separation"). In September 1999, Parent announced its intention to distribute its entire interest in the Company on a tax-free basis to Parent's shareholders, subject to certain conditions and consents (the "Distribution"). The Company and Parent have entered into or will, prior to the Distribution, enter into certain agreements providing for the Separation and governing various interim and ongoing relationships between the companies, including an agreement between the Company and Parent providing for the purchase by the Company of certain services from Parent, and for the purchase by Parent of certain services from the Company.

     Reference is made to the discussion under "Relationship Between AutoNation and ANC Rental after the Spin-off" elsewhere in the Company's Registration Statement on Form 10 for a description of agreements related to sharing of contingent liabilities, tax allocation and indemnification matters, and other matters arising out of the Separation and Distribution.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The Company's operations, and particularly the leisure travel market, are highly seasonal. In these operations, the third quarter, which includes the peak summer travel months, has historically been the strongest quarter of the year. During the peak season, the Company increases its rental fleet and workforce to accommodate increased rental activity. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect. The first and fourth quarters for the Company's operations are generally the weakest, because of limited leisure travel and a greater potential for adverse or unseasonable weather conditions to impact the Company's operations. Many of the operating expenses such as rent, general insurance and administrative personnel remain fixed throughout the year and cannot be reduced during periods of decreased rental demand.

                             ANC RENTAL CORPORATION

     The fourth quarter of 1999 includes restructuring charges relative to the Plan of approximately $40.5 million.

     The following is an analysis of certain items in the Consolidated Statements of Operations by quarter for 1999 and 1998.

                                                FIRST     SECOND      THIRD      FOURTH
                                               QUARTER    QUARTER    QUARTER     QUARTER
                                               -------    -------    --------    -------
Revenue..............................  1999    $791.0     $892.7     $1,023.3    $ 835.3
                                       1998     775.7      864.8      1,005.6      807.5
Operating income (loss)..............  1999      (9.0)      25.5         30.5     (123.3)
                                       1998      15.4       41.4        105.8       16.3
Net income (loss)....................  1999      (7.7)      13.8         18.5      (95.6)
                                       1998       9.2       25.8         65.5        8.3

18. SUBSEQUENT EVENTS

     In April 2000, the Company issued a $250.0 million variable funding note that will mature on the earlier of June 30, 2000, the date on which the spin-off is consummated, or the date on which the Company issues medium term notes. In April 2000, we also issued $250.0 million of variable funding notes (increasing to $350.0 million when the spin-off is completed) with a maturity of October 31, 2000.


     In conjunction with the spin-off from the Parent, the Company has entered into financing arrangements which will provide the Company with funds for general corporate purposes and to modify existing revenue earning vehicle financing programs by replacing letters of credit with cash and/or repayment of outstanding revenue earning vehicle financing. The Company has entered into a three-year secured revolving credit facility of up to $175.0 million at a floating rate initially based upon a spread of 2.75% above LIBOR. Borrowings under the secured credit facility will be subject to certain eligible receivable and real estate collateral limits and the results of an independent third party review of these and other assets. The Company also has entered into a secured credit facility with availability of the lesser of (1) $40.0 million and (2) an amount equal to $175.0 million less the borrowing base of the $175.0 million secured credit facility. The Company expects that the borrowing base initially will approximate $135.0 million under the $175.0 million secured credit facility. The supplemental secured revolving credit facility has a term of one year, and will be available until no later than May 31, 2001 for the Company to borrow under to the extent there is no availability for borrowings under the $175.0 million secured revolving credit facility. Any amounts outstanding under the supplemental secured revolving credit facility on its one year maturity date will be converted into a term loan maturing on the maturity date of the three-year $175.0 million secured revolving credit facility. Interest on the supplemental secured revolving credit facility will be payable at a floating rate, initially based upon a spread of 4.5% above LIBOR and increasing by 50 basis points on the first day of each January, April, July and October commencing October 1, 2000.



     In addition, the Company has entered into an agreement with a lender for interim financing of $225.0 million to be loaned to the Company at the distribution date. The interest rate on the interim financing is fixed at 13.5% during the term. The interim financing requires the Company to pay commitment fees totaling up to $22.0 million, $5.0 million of which was paid upon receipt of the commitment and $5.0 million of which is due upon funding of the interim loan. Additional fees are due on the following dates if any amounts under the interim loan are still outstanding on such date: $2.0 million due September 30, 2000, $5.0 million due December 31, 2000 and $5.0 million due March 31, 2001. If the Company does not refinance the interim financing by the one year anniversary of the funding, then the interim financing will extend into a non-callable six year term loan and the Company will be obligated to issue warrants representing up to 7.5% of the Company's fully diluted capital stock and pay a fee approximating 3.0% of the principal interim financing remaining outstanding. The term loan would bear interest at an increasing rate starting at 14.0% and

                             ANC RENTAL CORPORATION
increasing by 50 basis points each 90 day period maximum rate of 18.0%. In connection with certain alternative refinancings of the interim financing, the Company may also be required, based upon market conditions, to issue the warrants described.


     The fair value of the warrants on the date of issuance would be treated as a note discount and be amortized as a component of interest expense over the term of the refinancing. The warrants would have a term of 10 years and would have an exercise price of $.01 per share.



     The funding of the financing described above is subject to customary conditions for financing of this type.



     In addition to the debt financing previously discussed, the Parent has contributed $200.0 million of cash equity which was used to replace letters of credit supporting revenue earning vehicle financing through restricted cash deposits and/or reductions in revenue earning vehicle debt. In February 2000, the Parent contributed $180.0 million of the $200.0 million. The remaining $20.0 million was contributed in May 2000.



     Separately, the Company has entered into a Separation and Distribution Agreement that, among other things, provides that the Company will have an initial shareholder's equity of $851.0 million at the distribution date. Amounts in excess of or deficient from $851.0 million of total shareholder's equity will be paid to or received from Parent, as the case may be.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                     DESCRIPTION
-------                                    -----------
   2.1             Form of Separation and Distribution Agreement to be entered into by and between AutoNation and ANC Rental.
   3.1             Form of Amended and Restated Certificate of Incorporation of
                   ANC Rental.
   3.2             Form of Amended and Restated Bylaws of ANC Rental.
   4.1             Form of Specimen Stock Certificate of ANC Rental common
                   stock.
   4.2             Master Motor Vehicle Lease and Servicing Agreement dated as of February 26, 1999 among National Car Rental System, Inc., as lessee, National Car Rental Financing Limited
                   Partnership, as lessor, and AutoNation, Inc., as guarantor
                   (incorporated by reference to Exhibit 4.1 to AutoNation's
                   Quarterly Report on Form 10-Q for the Quarter Ended March
                   31, 1999).
   4.3             Series 1999-1 Supplement dated as of February 26, 1999
                   between National Car Rental Financing Limited Partnership
                   ("NFLP"), and The Bank of New York, as Trustee (the
                   "Trustee") to the Base Indenture, dated as of April 30, 1996 between NFLP and the Trustee, as amended by the supplement and amendment to the Base Indenture, dated as of December
                   20, 1996, between NFLP and the Trustee (incorporated by
                   reference to Exhibit 4.2 to AutoNation's Quarterly Report on
                   Form 10-Q for the Quarter ended March 31, 1999).
   4.4             Base Indenture dated as of February 26, 1999 between ARG
                   Funding Corp. and The Bank of New York, as Trustee
                   (incorporated by reference to Exhibit 4.3 to AutoNation's
                   Quarterly Report on Form 10-Q for the Quarter ended March
                   31, 1999).
   4.5             Series 1999-1 Supplement dated as of February 26, 1999
                   between ARG Funding Corp. and The Bank of New York, as
                   Trustee to the ARG Base Indenture (incorporated by reference to Exhibit 4.4 to AutoNation's Quarterly Report on Form 10-Q
                   for the Quarter ended March 31, 1999).
   4.6             Third Amended and Restated Master Collateral Agency
                   Agreement dated as of February 26, 1999 among National Car
                   Rental System, Inc., Alamo Rent-A-Car, Inc. and Spirit
                   Rent-A-Car, Inc. d/b/a CarTemps USA, Alamo Financing, L.P.,
                   National Car Rental Financing Limited Partnership and
                   CarTemps Financing, L.P., as lessor grantors, AutoNation,
                   Inc., as master servicer and Citibank, N.A., as master
                   collateral agent (incorporated by reference to Exhibit 4.5 to AutoNation's Quarterly Report on Form 10-Q for the
                   Quarter ended March 31, 1999).
   4.7             Form of Reimbursement Agreement to be entered into by and
                   between AutoNation and ANC Rental.
   5.1             Form of Opinion of Akerman, Senterfitt & Eidson, P.A. as to
                   the validity of the securities to be distributed.
  10.1             Form of Tax Sharing Agreement to be entered into by and
                   between AutoNation and ANC Rental.
  10.2             Form of Transitional Services Agreement to be entered into by and between AutoNation and ANC Rental.
  10.3             Letter Agreement between Alamo Rent-A-Car, Inc. and General
                   Motors Corporation dated November 18, 1997 (incorporated by reference to Exhibit 10.25 to AutoNation's Annual Report on
                   Form 10-K for the year ended December 31, 1997).
  10.4             Letter Agreement between National Car Rental System, Inc.
                   and General Motors Corporation dated November 18, 1997
                   (incorporated by reference to Exhibit 10.26 to AutoNation's
                   Annual Report on Form 10-K for the year ended December 31,
                   1997).

EXHIBIT
NUMBER                                     DESCRIPTION
-------                                    -----------
  10.5             Letter Agreement between National Car Rental System, Inc.
                   and General Motors Corporation dated December 16, 1998
                   (incorporated by reference to Exhibit 10.22 to AutoNation's
                   Annual Report on Form 10-K for the year ended December 31,
                   1998).
  10.6             Letter Agreement between Alamo Rent-A-Car, Inc. and General
                   Motors Corporation dated December 16, 1998 (incorporated by reference to Exhibit 10.23 to AutoNation's Annual Report on
                   Form 10-K for the year ended December 31, 1998).
  10.7             Form of Lease Agreement by and between ANC Rental and
                   AutoNation.
  10.8             Form of Lease Agreement by and between ANC Rental and
                   AutoNation.
  10.9*            Employment Agreement with Dennis M. Custage.
  10.10            Form of ANC Rental Corporation Stock Option Plan
  10.11            Form of Employee Stock Purchase Plan
  21.1             Subsidiaries of ANC Rental.
  23.1             Consent of Akerman, Senterfitt & Eidson, P.A. (included with
                   Exhibit 5.1).
  27.1*            Financial Data Schedule for the Year Ended December 31, 1999
                   (For SEC use only).
  27.2*            Financial Data Schedule for the Year Ended December 31, 1998
                   (For SEC use only).
  27.3*            Financial Data Schedule for the Year Ended December 31, 1997
                   (For SEC use only).
  99.1             Information Statement, preliminary and subject to
                   completion, dated as of June 6, 2000, attached to this
                   Registration Statement as Annex A.


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 * Previously filed